UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer 0

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements for the period ended on December 31, 2025, presented on comparative basis.

Financial Statements

For the financial year ended on December 31, 2025, presented on comparative basis in homogeneous currency.

Contents

CONSOLIDATED STATEMENT OF FINANCIAL POSITION2

CONSOLIDATED STATEMENT OF FINANCIAL POSITION3

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME4

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME5

EARNING PER SHARE5

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY7

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY8

CONSOLIDATED STATEMENT OF CASH FLOWS9

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION11

2. CRITICAL ACCOUNTING POLICIES AND ESTIMATES38

3. SEGMENT REPORTING39

4. INCOME TAX42

5. FINANCIAL INSTRUMENTS43

6. FAIR VALUES44

7. TRANSFER OF FINANCIAL ASSETS48

8. NON-CONTROLLING INTEREST48

9. LONG-TERM BENEFIT OBLIGATIONS48

10. CASH AND DUE FROM BANKS48

11. RELATED PARTY TRANSACTIONS49

12. FINANCE LEASES50

13. COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT52

14. CONSIDERATIONS OF RESULTS56

15. COMMITMENTS AND CONTINGENCIES56

16. INSURANCE56

17. MUTUAL FUNDS58

18. ADDITIONAL INFORMATION REQUIRED BY THE B.C.R.A.59

19. FINANCIAL RISK FACTORS63

20. OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES69

21. CURRENT/NON-CURRENT DISTINCTION69

22. ECONOMIC CONTEXT ON GROUP´S OPERATIONS70

23. TURNOVER TAX72

24. CAPITAL MANAGEMENT72

25. REPURCHASE OF TREASURY SHARES73

26. STOCK OPTIONS PLAN75

27. FOREIGN TRADE FINANCE FACILITATION PROGRAM76

28. SUBSEQUENT EVENTS76

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS77

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED81

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING83

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING84

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT85

SCHEDULE G - INTANGIBLE ASSETS86

SCHEDULE H – CONCENTRATION OF DEPOSITS87

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS88

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY89

SCHEDULE R – ALLOWANCE FOR LOAN LOSSES90

SEPARATE STATEMENT OF FINANCIAL POSITION96

SEPARATE STATEMENT OF COMPREHENSIVE INCOME97

SEPARATE STATEMENT OF COMPREHENSIVE INCOME98

EARNING PER SHARE98

SEPARATE STATEMENT OF COMPREHENSIVE INCOME99

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY100

SEPARATE STATEMENT OF CASH FLOW102

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION103

2. FINANCIAL INSTRUMENTS114

3. FAIR VALUES114

4. INVESTMENT IN SUBSIDIARIES AND ASSOCIATES116

5. COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME117

6. COMPANIES ARTICLE 33 - GENERAL LAW OF COMPANIES AND RELATED ENTITIES118

7. INCOME TAX – DEFERRED TAX121

8. LOAN AND DEBT ESTIMATED TERMS122

9. CAPITAL STOCK123

10. FINANCIAL RISK FACTORS124

11. RESTRICTIONS ON THE DISTRIBUTION OF PROFITS126

12. STOCK OPTIONS PLAN127

13. ECONOMIC CONTEXT ON GROUP´S OPERATIONS127

14. SUBSEQUENT EVENTS129

SCHEDULE A – DETAILS OF PUBLIC AND PRIVATE SECURITIES130

SCHEDULE G - INTANGIBLE ASSETS131

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY132

Consolidated Financial Statements

For the financial year ended on December 31, 2025, presented on comparative basis in homogeneous currency.

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.
Financial year:	N° 50 started on January 1st , 2025
Legal Address:	Reconquista 330 Ciudad Autónoma de Buenos Aires
Core Business:

Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.

Registration Number at the IGP:	212,617
Date of Registration at IGP:	October 15, 1980
Amendment of by-laws (last):	October 9, 2023
Expiration date of the Company’s By-Laws:	October 15, 2079
Corporations Article 33 Companies general Law	Note 6 to Separate Financial Statements

Composition of Capital Stock as of December 31, 2025

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $
61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
382,673,523	B: Non endorsable, common shares of a nominal value	1	1	382,673	382,673
444,411,711				444,411	444,411

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2025 and 2024

(Expressed in thousands of pesos in homogeneous currency)

ASSETS	Notes and Schedules	12/31/2025	12/31/2024
Cash and due from banks	6 and 10	1,599,186,464	858,981,662
Cash		208,669,564	199,785,619
Financial institutions and correspondents		1,338,547,989	657,083,170
Argentine Central Bank		1,208,438,443	630,184,457
Other local and financial institutions		130,109,546	26,898,713
Others		51,968,911	2,112,873
Debt Securities at fair value through profit or loss	6, 10, 13.1 and A	249,506,501	346,410,248
Derivatives	6 and 13.2	9,910,637	6,087,827
Reverse Repo transactions	6 and 13.3	3,657,016	-
Other financial assets	6, 10 and 13.4	59,971,218	39,422,368
Loans and other financing	6,13.5 and B	3,766,090,216	2,854,823,298
To the non-financial public sector		8,735,442	4,251,438
To the financial sector		332,055,174	26,797,635
To the Non-Financial Private Sector and Foreign residents		3,425,299,600	2,823,774,225
Other debt securities	6, 13.6 and A	822,360,161	1,110,004,459
Financial assets pledged as collateral	6 and 13.7	694,441,717	238,529,164
Investments in equity instruments	F	5,705,943	934,957
Property, plant, and equipment	F	132,658,360	134,096,346
Investment property	G	92,588,256	103,441,552
Intangible assets	4	231,836,457	218,386,830
Deferred income tax assets	13.8	79,667,639	-
Other non-financial assets		43,954,854	46,755,342
TOTAL ASSETS		7,791,535,439	5,957,874,053

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2025 and 2024

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	12/31/2025	12/31/2024
LIABILITIES
Deposits	6, 13.9 and H	5,118,886,479	4,174,648,931
Non-financial public sector		131,280,895	190,358,730
Financial sector		744,014	243,730
Non-financial private sector and foreign residents		4,986,861,570	3,984,046,471
Liabilities at fair value through profit or loss	6 and 13.10	693,909	-
Derivate instruments	6 and 13.15	-	2,281,117
Repo Transactions	6 and 13.16	393,411,412	44,677,369
Other financial liabilities	6 and 13.11	280,272,285	218,614,513
Financing received from the Argentine Central Bank and other financial institutions	6 and 13.12	480,793,742	51,695,858
Unsubordinated debt securities	6 and 18.5	174,866,398	67,297,539
Current income tax liability		442,758	6,880,917
Provisions	13.13 and 15	13,890,828	53,412,545
Deferred income tax liabilities	4	-	1,909,996
Other non-financial liabilities	13.14	320,235,349	252,894,438
TOTAL LIABILITIES		6,783,493,160	4,874,313,223

SHAREHOLDERS' EQUITY
Capital stock		437,731	437,731
Paid in capital		729,164,744	729,164,744
Capital Adjustments		77,948,047	77,948,047
Own shares in portfolio		6,680	18,991
Comprehensive adjustment of shares in portfolio		4,023,614	11,438,151
Cost of treasury stock		(15,505,688)	(27,845,492)
Reserve		257,638,259	122,692,968
Retained earnings		10,990	(293,635)
Other comprehensive income		2,120,729	3,892,060
Net (loss) / income for the year		(48,582,394)	164,675,013
Shareholders' Equity attributable to owners of the parent company		1,007,262,712	1,082,128,578
Shareholders' Equity attributable to non-controlling interests		779,567	1,432,252
TOTAL SHAREHOLDERS' EQUITY		1,008,042,279	1,083,560,830
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		7,791,535,439	5,957,874,053

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

As of December 31, 2025 and 2024

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	12/31/2025	12/31/2024
Interest income	13.17	1,755,080,910	2,222,169,323
Interest expenses	13.18	(947,126,579)	(1,168,170,898)
Net interest income		807,954,331	1,053,998,425
Service fee income	13.21	267,528,507	257,445,771
Service fee expenses	13.22	(59,002,175)	(56,014,098)
Income from insurance activities	16.2	36,484,311	32,880,268
Net Service Fee Income		245,010,643	234,311,941
Subtotal		1,052,964,974	1,288,310,366
Net income from financial instruments (NIFFI) at fair value through profit or loss	13.19	75,783,314	185,568,334
Result from derecognition of assets measured at amortized cost	13.20	5,063,724	107,953,651
Exchange rate difference on gold and foreign currency		(58,690,843)	12,197,355
Subtotal		22,156,195	305,719,340
Other operating income	13.23	64,970,292	51,346,786
Result from exposure to changes in the purchasing power of the currency		(150,490,460)	(404,564,886)
Loan loss provisions		(260,615,683)	(69,617,994)
Net operating income		728,985,318	1,171,193,612
Personnel expenses	13.24	(327,252,742)	(385,865,340)
Administration expenses	13.25	(221,807,455)	(229,325,163)
Depreciations and impairment of non-financial assets	13.26	(73,856,515)	(69,173,761)
Other operating expenses	13.27	(202,817,439)	(255,827,566)
Operating (loss) / income		(96,748,833)	231,001,782
Income before taxes from continuing operations		(96,748,833)	231,001,782
Income tax	4	48,056,037	(66,199,510)
Net (loss) /income for the year		(48,692,796)	164,802,272
Net (loss) /income for the year attributable to owners of the parent company		(48,582,394)	164,675,013
Net (loss) /income for the year attributable to non-controlling interests		(110,402)	127,259

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

As of December 31, 2025 and 2024

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2025	12/31/2024

NUMERATOR
Net income for the year attributable to owners of the parent company	(48,582,394)	164,675,013
PLUS: Diluting events inherent to potential ordinary shares
Net income attributable to owners of the parent company adjusted by dilution	(48,582,394)	164,675,013

DENOMINATOR
Weighted average of ordinary shares	437,731	439,664
PLUS: Weighted average of number of ordinary shares issued with dilution effect.
Net income for the year attributable to owners of the parent company	437,731	439,664

Basic Income per share	(110.99)	374.55
Diluted Income per share	(110.99)	374.55

The accompany notes and schedules are an integral part of the Consolidated Financial Statements.

As of December 31, 2025, 4,262 are excluded from the calculation because they have an antidilutive effect.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

As of December 31, 2025 and 2024

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2025	12/31/2024
Net (loss) / income for the year	(48,692,796)	164,802,272
Revaluation of property, plant and equipment and intangible assets	79,485	(4,130,880)
Revaluation of property, plant and equipment and intangible assets for the year	122,284	(6,355,200)
Income tax	(42,799)	2,224,320
Loss from equity instruments at fair value through other comprehensive income	333,900	(202,791)
Income for the year from equity instrument at fair value through other comprehensive income	513,693	(311,986)
Income tax	(179,793)	109,195
Total Other Comprehensive Loss not to be reclassified to profit or loss	413,385	(4,333,671)
Foreign currency translation differences for the financial statements	3,607,885	1,317,628
Foreign currency translation differences for the year	3,607,885	1,317,628
(Loss) / Income from financial instrument at fair value through changes in other comprehensive income	(5,761,810)	(11,641,690)
(Loss) / Income for the year from financial instrument at fair value through other comprehensive income	(8,863,823)	(18,392,320)
Income tax	3,102,013	6,750,630
Total Other Comprehensive (Loss) / Income to be reclassified to profit or loss	(2,153,925)	(10,324,062)
Total Other Comprehensive (Loss) / Income	(1,740,540)	(14,657,733)
Other comprehensive (loss) / income attributable to owners of the parent company	(1,735,092)	(14,638,990)
Other comprehensive (loss) / income attributable to non-controlling interests	(5,448)	(18,743)
Total Comprehensive Income	(50,433,336)	150,144,539
Comprehensive (loss )/ income attributable to owners of the parent company	(50,317,486)	150,036,023
Other comprehensive (loss) / income attributable to non-controlling interests	(115,850)	108,516

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the financial years ended on December 31, 2025 and 2024

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock	Inflation adjustment of capital stock	Paid in capital	Treasury Shares (1)	Inflation adjustment of treasury shares (1)	Cost of of treasury shares	Legal reserve	Other reserves	Other comprehensive income			Retained earnings	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
									Revaluation of PPE	Foreign currency translation differences	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance on December 31, 2024	437,731	77,948,047	729,164,744	18,991	11,438,151	(27,845,492)	16,136,452	106,556,516	1,836,488	164,381,378	(1,082,357)	164,381,378	1,082,128,578	1,432,252	1,083,560,830
Disposal of equity instruments measured to VR ORI	-	-	-	-	-	-	-	-	-	36,239	(36,239)	36,239	-	-	-
Share-based payments	-	-	-	-	-	-	-	8,332,945	-	-	-	-	8,332,945	(536,835)	7,796,110
Consideration of results approved by the General Shareholders' Meeting held on April 22, 2025
Constitution of reserves	-	-	-	-	-	-	8,220,331	123,304,971	-	(131,525,302)	-	(131,525,302)	-	-	-
Distribution of dividends	-	-	-	-	-	-	-	-	-	(32,881,325)	-	(32,881,325)	(32,881,325)	-	(32,881,325)
Expitarion of treasury shares	-	-	-	(12,311)	(7,414,537)	12,339,804	-	(4,912,956)	-	-	-	-	-	-	-
Net income for the year	-	-	-	-	-	-	-	-	-	(48,582,394)	-	(48,582,394)	(48,582,394)	(110,402)	(48,692,796)
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	79,404	-	(5,422,381)	-	(1,735,092)	(5,448)	(1,740,540)
Balance on December 31, 2025	437,731	77,948,047	729,164,744	6,680	4,023,614	(15,505,688)	24,356,783	233,281,476	1,915,892	(48,571,404)	(6,540,977)	(48,571,404)	1,007,262,712	779,567	1,008,042,279

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

(1)See Note 14 of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the financial years ended on December 31, 2025 and 2024

(Expressed in thousands of pesos)

Items	Capital Stock	Inflation adjustment of capital stock	Paid in capital	Treasury shares	Inflation adjustment of treasury shares	Cost of of treasury shares	Legal reserve	Other reserves	Other comprehensive income			Retained earnings	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
									Revaluation of PPE	Foreign currency translation differences	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance on December 31, 2023	442,672	80,923,752	729,164,744	14,050	8,462,446	(14,799,989)	-	12,339,789	5,963,161	1,820,301	10,521,464	147,070,063	981,922,453	786,901	982,709,354
Disposal of equity instruments measured to VR ORI	-	-	-	-	-	-	-	-	-	-	226,124	(226,124)	-	-	-
Subsidiaries' Stock compensation plans	-	-	-	-	-	-	-	-	-	-	-	-	-	536,835	536,835
Acquisition of treasury shares	(4,941)	(2,975,705)	-	4,941	2,975,705	(13,045,503)	-	-	-	-	-	-	(13,045,503)	-	(13,045,503)
Distribution of retained earnings by the shareholder's meeting on April 19, 2024:
Constitution of reserves	-	-	-	-	-	-	16,136,452	94,216,727	-	-	-	(110,353,179)	-	-	-
Dividend distribution	-	-	-	-	-	-	-	-	-	-	-	(36,784,395)	(36,784,395)	-	(36,784,395)
Net income for the year	-	-	-	-	-	-	-	-	-	-	-	164,675,013	164,675,013	127,259	164,802,272
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	(4,126,673)	1,317,628	(11,829,945)		(14,638,990)	(18,743)	(14,657,733)
Balance on December 31, 2024	437,731	77,948,047	729,164,744	18,991	11,438,151	(27,845,492)	16,136,452	106,556,516	1,836,488	3,137,929	(1,082,357)	164,381,378	1,082,128,578	1,432,252	1,083,560,830

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

For year ended on December 31, 2025 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2025	12/31/2024
CASH FLOW FROM OPERATING ACTIVITIES

Net (loss) / income for the year before Income Tax	(96,748,833)	231,001,782

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	73,856,515	69,173,761
Impairment losses on financial assets	260,615,683	69,617,994
Other adjustments
-Exchange rate difference on gold and foreign currency	58,690,843	(12,197,355)
- Interests from loans and other financing	(1,755,080,910)	(2,222,169,323)
- Interests from deposits and financing received	947,126,579	1,168,170,898
-Net income from financial instruments at fair value through profit or loss	(75,783,314)	(185,568,334)
-Result from derecognition of financial assets measured at amortized cost	(5,063,724)	(107,953,651)
-Result from exposure to changes in the purchasing power of the currency	150,490,460	404,564,886
-Fair value measurement of investment properties	668,493	13,403,341
-Interest on liabilities for financial leases	3,599,457	2,526,891
-Allowances reversed	(8,428,118)	(6,061,546)
- Share-based payments	7,796,110	-

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	162,170,833	118,000,452
Derivatives	(3,822,810)	4,783,800
Repo transactions	(3,657,016)	2,164,841,966
Loans and other financing
To the non-financial public sector	(4,484,004)	1,678,724
To the other financial entities	(305,257,539)	(15,320,269)
To the non-financial sector and foreign residents (*)	901,367,970	698,963,459
Other debt securities	287,644,298	(347,527,553)
Financial assets pledged as collateral	(455,912,553)	(105,659,068)
Other assets (*)	(51,094,464)	86,763,695

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	(59,077,835)	(98,248,897)
Financial sector	500,284	(1,121,389)
Private non-financial sector and foreign residents	59,744,786	(1,329,442,806)
Liabilities at fair value through profit or loss	693,909	(1,741,431)
Repo Transactions	(2,281,117)	2,281,117
Other liabilities	348,734,043	41,983,644
Income Tax paid	85,852,555	62,643,696
	(37,080,336)	(20,089,108)
NET CASH (USED IN) / PROVIDED BY OPERATING ACTIVITIES (A)	485,780,245	687,299,376

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assets, and other assets	(72,418,123)	(75,282,153)
Purchase of liability or equity instruments issued by other entities	(4,770,986)	113,463

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

For year ended on December 31, 2025 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2025	12/31/2024
CASH FLOW FROM INVESTING ACTIVITIES (Continuation)

Collections:
Disposals related to PPE, intangible assets, and other assets	10,999,773	14,548,595

NET CASH USED IN INVESTING ACTIVITIES (B)	(66,189,336)	(60,620,095)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Interest on finance lease liabilities	(15,222,513)	(11,698,919)
Unsubordinated debt securities	(355,803,167)	(3,081,005)
Financing received from Argentine Financial Institutions	(8,897,679,921)	(351,367,114)
Dividend payment	(32,881,325)	(36,784,395)
Repurchase of own shares	-	(13,045,503)

Collections:
Unsubordinated debt securities	459,315,760	68,527,449
Financing received from Argentine Financial Institutions	9,326,777,805	395,351,414

NET CASH USED IN FINANCING ACTIVITIES (C)	484,506,639	47,901,927

EFFECTS OF EXCHANGE RATE CHANGES AND EXPOSURE TO CHANGES IN THE PURCHASING POWER OF MONEY ON CASH AND CASH EQUIVALENTS (D)	246,483,279	346,940,286

RESULT FROM EXPOSURE TO CHANGES IN THE PURCHASING POWER OF THE CURRENCY OF CASH AND EQUIVALENTS (E)	(415,723,552)	(739,307,817)
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D+E)	734,857,275	282,213,677
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR (NOTE 10)	1,003,372,458	721,158,781
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR (NOTE 10)	1,738,229,733	1,003,372,458

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

(*) In the items "Loans and other financing - Non-Financial Private Sector and Foreign Residents", "Other Assets" and "Other Liabilities" as of 31 December 2025, 15,247,466 leased property usage rights were eliminated, relating to non-monetary transactions.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, "the Group"), is a company whose main activity is investment in other companies, its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The consolidated financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., Sofital S.A. U. F. e I., Supervielle Asset Management S.A., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., Portal Integral de Inversiones S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A., Bolsillo Digital S.A.U., Supervielle Agente de Negociación S.A.U., Dólar IOL S.A.U., IOL Holding S.A. and IOL Agente de Valores S.A.

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial entity included in Law No. 21.526 of Financial Institutions and subject to B.C.R.A. regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These Consolidated Financial Statements have been approved by the Board of Directors of the Company at its meeting held on March 2, 2026.

1.1.	Preparation basis

These consolidated financial statements have been prepared pursuant to the accounting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

●	temporary exception to the application of point 5.5. (impairment) of IFRS 9 "Financial Instruments" on debt instruments of the Non-Financial Public Sector.

Had IFRS 9 been applied to the debt instruments of the Non-Financial Public Sector, a net reduction in income tax of 11,153 million and 8,857 million would have been recorded in the Group's equity as of December 31, 2025 and 2024, respectively.

●	exception to the provisions of Communication "A" 7014 dated May 14, 2020, where the B.C.R.A. established that Public Sector debt instruments that financial institutions received in exchange from others should be recognized initially at the book value as at the date of such exchange hold the instruments delivered, without analyzing whether or not the accounts established by IFRS 9 or eventually recognize the new instrument received to their market value as set out in that IFRS.

If IFRS 9 had been applied to the matters mentioned, the Group's equity would have recorded a net reduction in income tax of 10,818 million and 23,893 million as of December 31, 2025 and 2024, respectively.

The Group's Management has concluded that these financial statements fairly present the financial position, financial performance, and cash flows.

The preparation of condensed consolidated interim financial statements requires the Group to make estimates and evaluations that affect the amount of assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the period. In this regard, estimates are made to calculate, for example, provisions for credit risk, the useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the tax charge on earnings and the fair value of certain financial instruments. The actual future results may differ from the estimates and evaluations made at the date of preparation of these interim condensed consolidated financial statements.

The areas that involve a greater degree of judgment or complexity or areas in which the assumptions and estimates are significant to the consolidated financial statements are described in Note 2.

As of the date of issuance of these financial statements, they are pending transcription to the Inventory and Balance Sheet Book.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.1.1	Going concern

As of the date of these consolidated condensed interim financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.1.2	Measuring unit

Figures included in these consolidated condensed interim financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s consolidated financial statements recognize changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1st, 2002. Previous accounting measurements were expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law No. 27.468 (O.B. 04/12/2018) amended Article 10 of Law No. 23.928 and its amendments, by providing that the repeal of all laws or regulations establishing or authorize indexation by price, currency update, cost variation or any other form of refunding of debts, taxes, prices or tariffs for goods, works or services, does not include the financial statements, to which Article 62 shall continue to apply at the end of of the General Law on Companies No. 19.550 (T.O. 1984) and its amendments.

The aforementioned body of law also provided for the repeal of Decree No 1269/2002 of July 16, 2002, and its amendments and delegated to the National Executive Branch (PEN), through its date on which the provisions referred to above took effect in respect of the financial statements submitted to them. Therefore, the B.C.R.A., dated February 22, 2019, issued Communication "A" 6651 through which it provided that as of 1 January 2020, the financial statements are drawn up in constant currency. Therefore, the present consolidated financial as of  December 31, 2025 have been restated.

1.1.3Comparative information

The balances for the year ended December 31, 2024 that are disclosed in these financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year. Certain amounts in these financial statements have been reclassified to present the information in accordance with the standards in effect as of December 31, 2025.

It´s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Group adjusted for inflation the figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of December 31, 2024 to record them in homogeneous currency.

1.1.4 Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The changes made during the year ended December 31, 2025 are listed below, which had no significant impact on the Group’s consolidated financial statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Changes during the year ended December 31, 2025:

(a)	Amendments to IAS 21 - Lack of Interchangeability

The amendments establish a two-step approach to assess whether a currency can be exchanged for another currency and, when this is not possible, determine the exchange rate to be used and the information to be disclosed. The changes will be effective for the years starting from  January 1st, 2025 and allows for early application.

The changes that have not entered into force as of December 31, 2025 are set out below:

(a) Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments

These amendments clarify the recognition and derecognition requirements for certain financial assets and liabilities, with a new exception for some liabilities settled through an electronic cash transfer system; they also clarify and add guidance for assessing whether a financial asset meets the criteria for generating only principal and interest payments (SPPI); they add new disclosures for certain instruments with contractual terms that may change cash flows (such as some instruments with features linked to achieving environmental, social, and governance (ESG) objectives); and they will update the disclosures for equity instruments designated at fair value through other comprehensive income. The implementation date for these amendments is January 1, 2026. The Group does not expect any impacts from the implementation of this standard.

(b) IFRS 18: Presentation and Disclosure in Financial Statements

This new standard focuses on the presentation of the statement of profit or loss. The key new concepts introduced by IFRS 18 relate to: the structure of the statement of profit or loss; disclosure requirements in the financial statements for certain performance measures reported outside an entity's financial statements (i.e., performance measures defined by management); and improvements to the principles of grouping and disaggregating items in the primary financial statements and in the notes to the financial statements in general. It will be effective for annual periods beginning on or after January 2027. Early application is permitted. Its impact on the Group's financial statements is being assessed.

(c) IFRS 19: Non-Publicly Responsible Subsidiaries – Disclosures

This voluntary standard allows eligible subsidiaries to replace the disclosures required by each specific IFRS with reduced disclosures that it establishes. It seeks to balance the information needs of users of these entities' financial statements while saving costs for preparers. A subsidiary will be eligible if: it has no public accountability; and its parent company presents consolidated financial statements for public use that comply with IFRS Standards. It will be effective for annual periods beginning in January 2027. Early adoption is permitted. Its impact on the Group's financial statements is being assessed.

1.2.	Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;
(b)the temporal value of money; and
(c)the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions, and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.
●If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

●If the financial instrument contains credit impairment, it is moved to “Stage 3”.
●For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.2.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.
●A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.
●Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced):

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

The key judgements and assumptions adopted by the Group for measuring ECL are described below:

1.2.1 Significant increase in credit risk

The Group considers that a financial asset has experienced a significant credit risk increase when one or more than the following qualitative and quantitative criteria have been observed:

Personal and Business Banking

●	Maximum delay at financial asset level > 30 days.
●	If the financial asset is a refinancing.
●	The credit origination score has deteriorated by more than 30% with respect to the current performance score.
●	The difference between the current behavior score and the credit application score is less than -300 in absolute terms.
●	Internal Behavior Score at client level below the cut-off point [1]

(1) High Income: Salary plan segment >=400, Open Market segment >=500 and Retirees segment >=600 and Ex>=800 segment

Corporate Banking

●	Portfolios more than 30 days past due.
●	Portfolios whose classification under Argentine Central Bank regulation is 2.
●	Probability of default higher than 30%.
●	Its rating deteriorated by more than two notes from its credit approval rating.
●	If the financial asset is a refinancing.

Sectoral Analysis

Considering that the internal impairment models are estimated with historical information, the risk of non-compliance of the companies is evaluated by type of activity based on the degree of affectation that they have due to the current economic situation, considering their characteristics, seasonality, and else.

Finally, the different industries are classified into four types of risk. They are:

●	Low risk
●	Medium risk
●	High risk

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

●	Very high risk

The risk rating matrix by activity is presented below:

RISK RATING BY INDUSTRY
Agriculture	Low	Utilities (power generation)	Medium
Food and drinks	Low	Utilities (transport and distribution of energy)	Medium
Financial	Low	Chemicals and plastics	Medium
Supermarkets	Low	Auto parts/dealers	Medium
Utilities (water and waste)	Low	Cargo transportation	Medium
Oil and mining	Low	Construction	Medium
Pharmaceutical	Low	Household goods	Medium
IT/Communications	Low	Insurance	Medium
Cleaning	Low	Paper, cardboard, wood, glass	Medium
Oil Industry	Low	Dairy industry	Medium
Citrus Industry	Low	Private construction	Medium
Automotive terminals	Low	Iron and steel industry	Medium
SGR	Low	Machinery and equipment	Medium
Others	Low	Professionals	Medium
Textile	Medium	Home Appliances (Product.)	Medium
Real Estate	Medium	Appliances (Commercial)	Medium
Sports	Medium	Health	Medium
Entertaiment	Medium	Tourism and gastronomy	Medium
Wine industry	Medium	Passenger transport	Medium
Sugar Industry	Medium	Refrigeration industry	Medium
Public Construction	High

In the case of activities with high or very high risk, customers who are up to date will be provisioned as if they were between 1-30 days past due.

1.2.2. Individual and collective evaluation basis

Expected losses are estimated both in a collective and individual manner.

The Group´s individual estimation is aimed at calculating expected losses for significantly impaired risks. In these cases, the amount of credit losses is calculated as the difference between expected cash flows discounted at the effective interest rate of the operation and the value in the books of the instrument.

For collective estimation of expected credit losses, instruments are distributed in groups of assets depending on credit risk features. Exposures within each group are segmented in accordance with the similar features of the credit risk, including the debtor´s payment capacity pursuant to contractual conditions. These risk features need to play a key role in the estimation of future flows of each group. Credit risk features may consider the following factors, among others:

Group	Parameter	Grouping
Personal and Business Banking	Probability of Default (PD)	Personal loans (1)
Credit card loans (1)
Mortgage loans
Pledge loans
Refinancing
Other
	Loss Given Default (LGD)	Personal loans
Credit card loans

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Group	Parameter	Grouping
Pledge loans
Overdrafts
Mortgage loans
Refinancing
Other financings

Group	Parameter	Grouping
Corporate Banking	Probability of Default (PD)(2)	MEGRAs
SMEs
Financial sector
	Loss Given Default (LGD)	With Guarantees
No Guarantees
MEGRAs without guarantees + SMEs without guarantees

(1)	For credit cards and personal loans, Grupo Supervielle includes an additional layer of analysis: senior citizens, high income, open market, high income payroll, non- high income open market, non-high income payroll, Personal and Business Banking, former senior citizens, former payroll and On-Boarding.
(2)	For calculating the probability of default , the segments were grouped by arrears bucket (0; 1-30; 31-60; 61-90).

The credit risk characteristics used to group the instruments are, among others: type of instrument, debtor's sector of activity, geographical area of activity, type of guarantee, aging of past due balances and any other factor relevant to estimating the future cash flows.

Grouping of financial instruments is monitored and reviewed on a regular basis by the Credit Risk and Stress Test Area.

1.2.3 Definition of default and impaired credit

The Group considers that a financial instrument is in default when such instrument entails one or more of the following criteria:

Personal and Businesses Banking

●	Financial instruments delinquent after 90 days in contractual payments.

Corporate Banking

●	Financial instruments delinquent more than 90 days in past due.
●	Financial instruments with B.C.R.A. situation greater than or equal to 3.
●	Rating C or D.

These criteria are applied in a consistent manner to all financial instruments and are aligned with the internal definition of defaulted for the administration of credit risk. Likewise, such definition is consistently applied to define PD (“Probability of Default”), Exposure at Default (“EAD”) and Loss Given Default ( “LGD”).

1.2.4. Measurement of Expected Credit Loss – Explanation of inputs, assumptions, and calculation techniques

ECL is measured on a 12-month or lifetime basis, depending on whether a significant increase in credit risk has been recorded since initial recognition or whether an asset is credit-impaired. ECL are the discounted product of the Probability of Default (“PD”), Exposure at default (“EAD”) and Loss Given Default (“LGD”), defined as follows:

●	The PD represents the likelihood of a borrower defaulting on its financial obligation (pursuant to the “Definition of default and credit impaired” set forth in Note 1.3.3), either over the next 12 months or over the remaining lifetime (lifetime PD) of the obligation.

●	EAD is based on the amounts the Group expects to be owed at the time of default, over the next 12 months (12 months EAD) or the remaining lifetime (lifetime EAD). For example, for a revolving commitment, the Group includes the current drawn balance plus any further amount that is expected to be drawn up to the current contractual limit by the time of default, should it occur.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

●	The LGD represents the Group's expected loss on an exposure in default. The LGD varies depending on the counterparty type, the type and age of the claim, and the availability of collateral or other credit support. The LGD is expressed as a percentage loss per unit of exposure at the time of default (EAD).

ECL is determined by projecting PD, LGD and EAD for each future month and each individual exposure or collective segment. These three components are multiplied and adjusted for the likelihood of survival (that is, the exposure has not been prepaid or defaulted in an earlier month). This effectively calculates an ECL for each future month, which is then discounted back to the reporting date and summed. The discount rate used in the ECL calculation is the original effective interest rate or an approximation thereof.

The Entity based its calculation of the ECL parameters on internal models that were adapted to be compliant with IFRS 9.

The Group includes prospective economic information in its definition of DP, EAD and LGD over 12 months or Lifetime. See Note 1.2.5 for the explanation of prospective information and its consideration in the calculation of ECL.

1.2.5 Forward-looking information considered in expected credit loss models

The evaluation of significant credit increases and the calculation of ECL include prospective information. The Group carried out a historical analysis and identifies key economic variable that affect the credit risk and expected credit losses for each portfolio.

Forecasts for these economic variables (the "baseline economic scenario") are provided by the Group's Research team and provide the best estimated view of the economy over the next 12 months. The impact of these economic variables on PD and LGD has been determined by performing statistical regression analyzes to understand the impact that changes in these variables have historically had on default rates and LGD components.

In addition to the base economic scenario, the Group's Research team also provides two possible scenarios together with scenario weights. The number of other scenarios used is established based on the analysis of the main products to ensure that the effect of linearity between the future economic scenario and the associated expected credit losses is captured. The number of scenarios and their attributes are reassessed annually, unless a situation occurs in the macroeconomic situation that justifies a more frequent review.

As  of December 31, 2025, as for its portfolios, the Group concluded that three scenarios have properly captured non-lineal items. Scenario analyses are defined by means of a combination of statistic and know-how judgement analysis, considering the range of potential results of which each scenario is representative.

As with any economic forecast, projections and probabilities of occurrence are subject to a high degree of inherent uncertainty, and therefore actual results may be significantly different than projected. The Group considers that these forecasts account for its best calculation of potential results and has analyzed the non-lineal and asymmetric impacts within the different portfolios of the Group to establish that chosen scenarios are representative of the range of potential scenarios.

The most significant assumptions utilized to calculate ECL as of December 31, 2025 are as follows:

Parameter	Industry / Segment	Macroeconomic Indicator	Base scenario	Optimistic scenario	Pessimistic scenario
Probability of Default	Personal and Business Banking	Private Sector Real Deposits	45.0%	40.0%	41.0%
		Real Badlar Rate (private banks)	2.0%	(0.1%)	3.7%
		Monthly Economic Activity Estimator	3.7%	8.4%	(1.2%)
	Corporate Banking	Real Badlar Rate (private banks)	2.0%	(0.1%)	3.7%
		blue cheap swap rate	20.1%	(9.3%)	66.9%

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Parameter	Industry / Segment	Macroeconomic Indicator	Base scenario	Optimistic scenario	Pessimistic scenario
Loss Given Default	Personal and Business Banking	Real Badlar Rate (private banks)	2.0%	(0.1%)	3.7%
		Private Sector Real Deposits	45.0%	40.0%	41.0%
	Corporate Banking	Private Sector Real Deposits	45.0%	40.0%	41.0%
		Real Badlar Rate (private banks)	2.0%	(0.1%)	3.7%
		Inflation	22.0%	17.9%	42.0%

The following are estimations assigned to each scenario as of December 31, 2025:

Base scenario	60%
Optimistic scenario	20%
Pessimistic scenario	20%

Sensitivity analysis

The chart below includes changes in ECL as of December 31, 2025 that would result from reasonably potential changes in    the following parameters:

December 31, 2025
Reported ECL Allowance	237,051,916
Gross carrying amount	4,215,333,004
Loss Rate	5.62%
Coverage Ratio	111.64%

ECL amount by scenarios
Favorable scenario	219,215,036
Unfavorable scenario	250,701,625

Loss Rate by scenarios
Favorable scenario	5.20%
Unfavorable scenario	5.95%

Coverage Ratio per Scenario
Favorable scenario	103.24%
Unfavorable scenario	118.07%

1.2.6 Maximum exposure to credit risk

The chart below includes an analysis of credit risk exposure of the financial instruments for which expected credit loss provisions are recognized. The amount of financial assets included in the attached table represents the maximum exposure to credit risk of those assets, including unused overdraft facilities and unused credit card balances:

Loan Type	December 31, 2025			Total
	ECL Staging
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Promissory notes	673,808,847	7,957,263	13,338,516	695,104,626
Unsecured corporate loans	382,610,706	18,191,109	29,190,103	429,991,918
Overdrafts	648,490,342	8,458,370	13,501,498	670,450,210
Mortgage loans	358,382,028	7,300,192	5,983,153	371,665,373

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Loan Type	December 31, 2025			Total
	ECL Staging
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Automobile and other secured loans	215,551,019	37,427,997	28,726,436	281,705,452
Personal loans	328,441,991	110,688,266	52,394,303	491,524,560
Credit cards	934,594,709	105,681,564	31,095,628	1,071,371,901
Foreign Trade Loans	746,877,760	9,743,300	8,745,221	765,366,281
Other financing	296,384,165	1,299,379	1,560,308	299,243,852
Other receivables from financial transactions	11,657,490	773,410	17,582	12,448,482
Receivables from financial leases	103,116,413	2,612,325	4,037,487	109,766,225
Total	4,699,915,470	310,133,175	188,590,235	5,198,638,880

1.2.7 Collateral and other credit enhancements

A guarantee is an instrument by which the debtor of the Entity or a third party undertakes, in the event of default of the contracted obligation, to offer itself as support for its payment. The Entity accepts a guarantee as support against a possible default by the debtor.

The Argentine Central Bank classifies these guarantees in three types: Preferred “A” (considered self-settleable), Preferred “B” (made up by mortgage or pledge loans) and remaining guarantees (mainly bank guarantees and fines).

In virtue of the administration of collateral, the Group relies on a specific area devoted to the review of the legal compliance and suitable instrumentation of received collateral. In accordance with the type of collateral, the guarantors may be people or companies (in the case of mortgages, pledges, fines, guarantees and liquid funds) and international top level Financial Entities (for credit letters stand by).

The Group monitors collateral held for financial assets considered to be credit impaired as it becomes more likely that the Group will take possession of collateral to mitigate potential credit losses.

Credit Impaired loans	Gross exposure	Allowances for loans losses	Book value	Fair value of collateral
Discounted documents	13,338,516	11,551,664	1,786,852	2,427,205
Single signature loans	29,190,103	20,259,967	8,930,136	7,120,630
Advances	13,501,498	9,464,510	4,036,988	2,591,403
Mortgages	5,983,153	1,620,951	4,362,202	9,201,972
Testators	28,726,436	21,619,979	7,106,457	49,074,902
Personal loans	52,394,303	42,657,662	9,736,641	-
Credit Cards	31,095,628	27,265,866	3,829,762	-
External trade	10,305,528	2,675,733	7,629,795	6,065,826
Other loans through financial intermediation	17,582	11,144	6,438	-
Loans for leasing	4,037,488	2,273,621	1,763,867	1,665,601
Total of impaired loans	188,590,235	139,401,097	49,189,138	78,147,539

1.2.8 Credit risk provision

Allowances for loan losses recognized in the year is affected by a range of factors as follows:

●	Transfers between Stage 1 and Stage 2 or 3 given financial instruments experience significant increases (or decreases) in credit risk or are impaired over the year, and the resulting “increase” between ECL at 12 months and Lifetime;
●	Additional assignments for new financial instruments recognized during the year, as well as write-offs for withdrawn financial instruments;
●	Impact on the calculation of ECL of changes in DP, EAD and LGD during the year, resulting from the regular updating of model inputs;
●	Impact on the measurement of ECL because of changes in models and assumptions;
●	Impact resulting from time elapsing because of the current value updating;
●	Conversion to local currency for foreign-currency-denominated assets and other movements; and

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

●	Financial assets withdrawn during the year and application of provisions related to assets withdrawn from the balance sheet during the year.

The following tables explain the changes in the credit risk provision corresponding to the Group between the beginning and the end of the year due to the factors indicated below as of December 31, 2025 and 2024:

	Allowance			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Allowances for loan losses as of 12/31/2024	28,927,266	17,651,463	23,667,691	70,246,420
Transfers:
From Stage 1 to Etapa 2	(2,870,735)	20,041,775	-	17,171,040
From Stage 1 to Etapa 3	(533,689)	-	21,467,322	20,933,633
From Stage 2 to Etapa 3	-	(399,916)	4,271,498	3,871,582
From Stage 2 to Etapa 1	1,248,801	(2,505,591)	-	(1,256,790)
From Stage 3 to Etapa 2	-	27,616	(506,450)	(478,834)
From Stage 3 to Etapa 1	5,867	-	(417,760)	(411,893)
Additions	25,361,427	-	-	25,361,427
Collections	(9,327,126)	(6,839,673)	(13,387,258)	(29,554,057)
Accruals	7,352,706	30,975,679	162,648,999	200,977,384
Withdrawn financial assets	(772,578)	(1,029,534)	(53,556,925)	(55,359,037)
Portfolio sale	-	-	(3,225,437)	(3,225,437)
Exchange Differences and Others	268,537	1,110,720	228,061	1,607,318
Result from exposure to changes in the purchasing power of money	(6,879,552)	(4,162,645)	(1,788,643)	(12,830,840)
Allowances for loan losses as of 12/31/2025	42,780,924	54,869,894	139,401,098	237,051,916

	Assets Before Allowances			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Allowances for loan losses as of 12/31/2023	17,067,720	16,069,297	22,319,749	55,456,766
Transfers:
From Stage 1 to Etapa 2	(153,890)	1,356,151	-	1,202,261
From Stage 1 to Etapa 3	(33,404)	-	1,378,823	1,345,419
From Stage 2 to Etapa 3	-	(86,456)	493,579	407,123
From Stage 2 to Etapa 1	475,640	(1,470,523)	-	(994,883)
From Stage 3 to Etapa 2	-	3,220,899	(3,426,316)	(205,417)
From Stage 3 to Etapa 1	2,736	-	(88,922)	(86,186)
Additions	21,454,858	-	-	21,454,858
Collections	(2,365,230)	(3,536,616)	(4,021,505)	(9,923,351)
Interest accruals	1,789,287	10,806,522	33,033,228	45,629,037
Write Offs	(148,838)	(119,390)	(15,948,001)	(16,216,229)
Portfolio sale	-	-	(1,320,673)	(1,320,673)
Exchange Differences and Others	49,836	87,217	859,567	996,620
Result from exposure to changes in the purchasing power of money	(9,211,449)	(8,675,638)	(9,611,838)	(27,498,925)
Allowances for loan losses as of 12/31/2024	28,927,266	17,651,463	23,667,691	70,246,420

	Assets Before Allowances			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Assets Before Allowances as of 12/31/2024	3,132,681,748	101,505,934	38,136,607	3,272,324,289
Transfers:
From Stage 1 to Etapa 2	(109,208,790)	109,208,790	-	-
From Stage 1 to Etapa 3	(25,587,591)	-	25,587,591	-
From Stage 2 to Etapa 3	-	(3,827,519)	3,827,519	-
From Stage 2 to Etapa 1	23,468,386	(23,468,386)	-	-
From Stage 3 to Etapa 2	-	594,012	(594,012)	-
From Stage 3 to Etapa 1	998,848	-	(998,848)	-
Additions	2,643,772,214	-	-	2,643,772,214

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	Assets Before Allowances			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Assets Before Allowances as of 12/31/2024	3,132,681,748	101,505,934	38,136,607	3,272,324,289
Collections	(1,455,696,269)	(32,725,641)	(15,486,970)	(1,503,908,880)
Interest accruals	140,520,031	133,001,456	198,179,610	471,701,097
Withdrawn financial assets	(772,578)	(1,029,534)	(53,556,925)	(55,359,037)
Portfolio sale	-	-	(3,225,437)	(3,225,437)
Exchange Differences and Others	165,015,167	4,432,917	1,979,762	171,427,846
Result from exposure to changes in the purchasing power of money	(751,867,333)	(24,273,093)	(5,258,662)	(781,399,088)
Assets Before Allowances as of 12/31/2025	3,763,323,833	263,418,936	188,590,235	4,215,333,004

	Assets Before Allowances			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Assets Before Allowances as of 12/31/2023	1,666,470,680	98,596,930	35,324,473	1,800,392,083
Transfers:				-
From Stage 1 to Etapa 2	(2,834,413)	2,834,413	-	-
From Stage 1 to Etapa 3	(1,427,261)	-	1,427,261	-
From Stage 2 to Etapa 3	-	(568,681)	568,681	-
From Stage 2 to Etapa 1	3,037,171	(3,037,171)	-	-
From Stage 3 to Etapa 2	-	1,174,440	(1,174,440)	-
From Stage 3 to Etapa 1	44,533	-	(44,533)	-
Additions	1,599,463,850	-	-	1,599,463,850
Collections	(394,526,068)	(17,181,272)	(5,469,398)	(417,176,738)
Interest accruals	260,719,064	54,809,783	22,834,133	338,362,980
Withdrawn financial assets	(148,838)	(119,390)	(15,948,001)	(16,216,229)
Sale of portfolio	-	-	(1,432,008)	(1,432,008)
Exchange Differences and Others	37,597,169	3,056,132	1,385	40,654,686
Result from exposure to changes in the purchasing power of money	(35,714,139)	(38,059,250)	2,049,054	(71,724,335)
Assets Before Allowances as of 12/31/2024	3,132,681,748	101,505,934	38,136,607	3,272,324,289

The following tables explain the classification of loans and other financing by stage corresponding to the Group as of 31 December 2025 and 2024:

	As of December 31, 2025			Total
	Stage 1	Stage 2	Stage 3
Promissory notes	673,808,847	7,957,263	13,338,516	695,104,626
Unsecured corporate loans	382,610,706	18,191,109	29,190,103	429,991,918
Overdrafts	365,482,507	6,104,661	13,501,498	385,088,666
Mortgage loans	358,382,028	7,300,192	5,983,153	371,665,373
Automobile and other secured loans	215,551,019	37,427,997	28,726,436	281,705,452
Personal loans	328,441,991	110,688,266	52,394,303	491,524,560
Credit card loans	281,010,907	61,321,034	31,095,628	373,427,569
Foreign Trade Loans	746,877,760	9,743,300	8,745,221	765,366,281
Other financings	296,384,165	1,299,379	1,560,308	299,243,852
Other receivables from financial transactions	11,657,490	773,410	17,582	12,448,482
Receivables from financial leases	103,116,413	2,612,325	4,037,487	109,766,225
Subtotal	3,763,323,833	263,418,936	188,590,235	4,215,333,004
Allowances for loan losses	(42,780,925)	(54,869,894)	(139,401,097)	(237,051,916)
Total	3,720,542,908	208,549,042	49,189,138	3,978,281,088

	As of December 31, 2024			Total
	Stage 1	Stage 2	Stage 3
Promissory notes	400,928,063	2,981,013	1,343,073	405,252,149
Unsecured corporate loans	396,747,486	6,697,286	6,202,870	409,647,642
Overdrafts	105,253,885	2,886,221	1,625,463	109,765,569
Mortgage loans	338,143,843	11,084,989	1,646,591	350,875,423
Automobile and other secured loans	237,353,241	15,558,661	6,721,393	259,633,295
Personal loans	357,251,201	26,683,595	8,621,232	392,556,028
Credit card loans	345,641,516	15,443,431	5,143,579	366,228,526
Foreign Trade Loans	458,166,456	13,633,001	6,347,375	478,146,832

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	As of December 31, 2024			Total
	Other financings	409,462,970	1,447,607		34	410,910,611
Other receivables from financial transactions	5,893,740	170,047	15,057	6,078,844
Receivables from financial leases	77,839,347	4,920,083	469,940	83,229,370
Subtotal	3,132,681,748	101,505,934	38,136,607	3,272,324,289
Allowances for loan losses	(28,927,266)	(17,651,463)	(23,667,691)	(70,246,420)
Total	3,103,754,482	83,854,471	14,468,916	3,202,077,869

1.2.9 Write-off policy

The Group derecognizes financial assets. in whole or in part. when it has exhausted all recovery efforts and has concluded that there are no reasonable expectations of recovery. Indicators that there is no reasonable expectation of recovery include (i) the cessation of foreclosure activity and (ii) when the Bank's recovery method is given by the foreclosure of the guarantee and the value of the guarantee is such that there is no reasonable expectation of full recovery.

The Group may derecognize financial assets that are still subject to execution activities. The contractual amounts pending collection of said derecognized assets during the year ended December 31, 2025 and 2024 amount to 54,941,730 and 18,524,763. respectively. The Group seeks to recover the amounts legally owed in full. but which have been partially written off the balance sheet because there is no reasonable expectation of full recovery.

	12.31.2025	12.31.2024
Balance at the beginning of the year	18,524,763	26,040,139
Additions	55,359,037	16,216,229
Disposals
Cash collection	(5,849,652)	(4,678,178)
Portfolio sales	(1,257,310)	(613,618)
Condonation	(3,376,345)	(1,866,310)
Exchange differences and other movements	(8,458,763)	(16,573,499)
Gross carrying amount	54,941,730	18,524,763

1.3.	Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure. or rights. to variable returns from its involvement with the subsidiary. and (iii) can use its power over the subsidiary to affect the amount of the investor´s returns. The existence and the effect of the substantive rights. including substantive rights of potential vote. are considered when evaluating whether the Group has power over the other entity. For a right to be substantive. the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity. even when it has fewer voting powers than those required for the majority.

Accordingly. the protecting rights of other investors. as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Group, ceasing its consolidation as from the date on which control ceases.

The following chart provides the subsidiaries which are object to consolidation:

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				12/31/2025		12/31/2024
				Direct	Direct and Indirect	Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Reconquista 330, C.A.BA., Argentina	Commercial Bank	97.12%	99.90% (1)	97.12%	99.90% (1)
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.AB.A., Argentina	Asset Management and Other Services	95.00%	100.00%	95.00%	100.00%
Sofital S.A.U. F. e I.	Controlled	San Martín 344, 16th floor, C.A.B.A., Argentina	Financial operations and administration of marketable securities	100.00%	100.00%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina(2)	Trading of products and services	95.00%	100.00%	95.00%	100.00%

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				12/31/2025		12/31/2024
				Direct	Direct and Indirect	Direct	Direct and Indirect
Supervielle Seguros S.A.	Controlled	Reconquista 320, 1st floor, C.A.B.A., Argentina	Insurance company	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlled	San Martin 344, 16th floor, Buenos Aires	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	Humboldt 1550, 2nd floor, department 201, C.AB.A., Argentina	Financial Broker	-	100.00%	-	100.00%
Portal Integral de Inversiones S.A.U	Controlled	San Martín 344, 15th floor, C.AB.A., Argentina	Representations	-	100.00%	-	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	100.00%	99.99%	100.00%
IOL Agente de Valores S.A.	Controlled	Gral Dr. Arturo J Baliñas 1145 Piso 6. Montevideo, Uruguay	Financial Company	-	100.00%	-	100.00%
Supervielle Productores Asesores de Seguros S.A	Controlled	Reconquista 320, 1st floor, C.AB.A., Argentina	Insurance Broker	95.24%	100.00%	95.24%	100.00%
Bolsillo Digital S.A.U.	Controlled	Reconquista 320, 1st floor, C.A.B.A., Argentina	Computer Services	-	100.00%	-	100.00%
Supervielle Agente de Negociación S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor, C.AB.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%

(1)  Grupo Supervielle S.A. direct and indirect participation in the votes in Banco Supervielle S.A. amounts to 99.87% at 31/12/25 and 31/12/24.

(2)  On October 21, 2021, by means of the Board of Directors' Act, the change of address of the registered office of the Company was resolved by setting it at Avda. Gral. San Martín 731, 1st floor, of the City of Mendoza. The same is pending registration in the Legal Persons and Public Registry of the Province of Mendoza.

(3)  On 31 May 2023, the Board of Directors resolved the change of address for the Society’s registered office at San Martin 344, 16th floor in the Autonomous City of Buenos Aires. It is pending registration with IGJ.

1.4.	Transactions with non-controlling interest

Transactions with non-controlling interest are shareholder transactions. In the case of non-controlling acquisitions, the difference between any remuneration paid and the corresponding share in the carrying amount of the net assets acquired from the subsidiary is recognized in equity. Gains and losses on sales of interests, if control is maintained, are also recognized in equity.

1.5.	Associates

Associates are entities over which the Group has considerable influence (directly or indirectly). but not control. generally accompanying a stake of between 20 and 50 percent of the voting rights. Investments in associates are accounted for using the equity method and are initially recognized at cost. The book value of the associates includes the goodwill identified in the acquisition less accumulated impairment losses. if applicable. Dividends received from associated entities reduce the book value of the investment in them. Other changes after the acquisition in the Group's participation in the net assets of an associate are recognized as follows: (i) the Group's participation in the gains or losses of associates is recorded in the income statement as profit or loss. by associates and joint ventures and (ii) the Group's share in other comprehensive income is recognized in the statement of other comprehensive income and is presented separately. However. when the Group's share of losses in an associate equal or exceeds its interest in the associate. the Group will cease to recognize its share of additional losses. unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's participation in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

1.6.	Segment information

An operating segment is a component of an entity that (a) carries out business activities from which it may earn income and incur expenses (including revenues and expenses related to transactions with other components of the same entity), (b) whose operating results are regularly reviewed by management to make decisions about resources to be allocated to the segment and to assess its performance, and (c) for which confidential financial information is available.

Segment information is presented in a manner consistent with internal reports provided to:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

(i)	Key management personnel, who are the highest authority in operational decision-making and responsible for allocating resources and assessing the performance of operating segments; and
(ii)	The Board of Directors, which makes the strategic decisions for the Group.

1.7.	Foreign currency conversion

(a)	Functional and presentation currency

Figures included in the consolidated financial statements as per each entity of the Group are expressed in the functional currency. that is. in the currency of the main economic setting where it operates. Consolidated financial statements are expressed in Argentine pesos. which is the functional currency and the reporting currency of the Group.

Translation of foreign operations

The results and financial position of the subsidiaries with a functional currency other than the Argentine peso are translated into Grupo Supervielle's functional currency in accordance with the provisions of IAS 21 "Effects of changes in foreign currency exchange rates", as follows:

●	Assets and liabilities, at the closing exchange rate on the date of each consolidated statement of financial position.
●	Income and expenses, at the average exchange rate.

Subsequently, the converted balances were adjusted for inflation in order to present them in the measuring unit current at the end of the reporting year.

All the differences resulting from the translation were recognized in the "Foreign currency translation adjustment" line of the Consolidated Statement of Other Comprehensive income.

In the case of sale or disposal of any of the subsidiaries, the accumulated translation differences must be recognized in the Consolidated Income Statement as part of the gain or loss from the sale or disposal."

(b)	Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates published by the Argentine Central Bank at the dates of the transactions. Gains and losses in foreign currency resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currency at year end exchange rates, are recognized in the income statement, under "Exchange rate differences on gold and foreign currency".

Balances are valued at the reference exchange rate of the US dollar defined by the B.C.R.A., in effect at the close of business on the last business day of each month.

As of December 31, 2025 and 2024, the balances in U.S. dollars were converted at the reference exchange rate determined by the Argentine Central Bank. In the case of foreign currencies other than U.S. dollars, they have been converted to this currency using the exchange rates derived from repo transactions reported by the Argentine Central Bank.

1.8.	Cash and due from banks

Cash and due from Banks includes available cash and unrestricted deposits held in Banks, which are short-term liquid instruments and have original maturities of less than three months.

Assets recorded in cash and due from Banks are recorded at amortized cost which is close to its fair value.

Cash equivalents are made up by highly liquid short-term securities with three-month or shorter initial maturities, with fair value rating.

1.9.	Financial instruments

Initial Recognition and measurement

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Financial assets and financial liabilities are recognized when the entity becomes a party to the contractual provisions of the instrument. Purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset.

At initial recognition. the Group measures a financial asset or liability at its fair value plus or minus. in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset or financial liability. such as fees and commissions.

When the fair value of financial assets and liabilities differs from the transaction price on initial recognition. the Group recognizes the difference as follows:

-	When the fair value is evidenced by a quoted price in an active market for an identical asset or liability or based on a valuation technique that only uses data from observable markets, the difference is recognized as a gain or loss.
-	In all other cases. the difference is deferred. and the timing of recognition of deferred day one profit or loss is determined individually. It is either amortized over the life of the instrument until its fair value can be determined using market observable inputs or realized through settlement.

Financial Assets

a – Debt Instruments

Debt instruments are those instruments that meet the definition of a financial liability from the issuer’s perspective, such as loans, government and corporate bonds, and accounts receivables purchased from clients in non-recourse factoring transactions.

Classification

Pursuant to IFRS 9, the Entity classifies financial assets depending on whether these are subsequently measured at amortized cost, fair value through other comprehensive income or fair value through profit or loss. based on:

a)	the Group’s business model for managing financial assets, and;
b)	the cash-flows characteristics of the financial asset

Business Model

The business model refers to the way in which the Group manages a set of financial assets to achieve a specific business objective. It represents the way in which the Group maintains the instruments for the generation of funds.

The business models that the group can follow are the following:

-	Hold the instruments until maturity;
-	Keep the instruments in portfolio for the collection of the flow of funds and, in turn, sell them if convenient; or
-	Maintain the instruments for their negotiation.

The Group determines its business model at the level that best reflects how it manages groups of financial assets to achieve a specific business objective.

The business model of the Group does not depend on the management’s intentions for an individual instrument. Therefore, this business model is not evaluated instrument by instrument, but at a higher level of aggregated portfolios and is based on observable factors such as:

-	How the business model’s return is evaluated and how financial assets held in that business model are evaluated and reported to the Group’s key personnel.
-	The risks affecting the business model’s return (and financial assets held in that business model) and, particularly, the way these risks are managed.
-	How the Group’s key personnel are compensated (for instance. if salaries are based on the fair value of the assets managed or on contractual cash flows collected)
-	The expected frequency, the value, moment and reasons of sales are also important aspects.

The evaluation of the business model is based on reasonably expected scenarios, irrespective of worst-case or stress case scenarios. If after the initial recognition cash flows are realized in a different manner from the original expectations, the Group will not change the classification of the remaining financial assets held in that business model, but it will consider

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

such information for evaluating recent purchases or originations. An instrument’s reclassification is only made when. and only when, an entity changes its business model for managing financial assets.

Contractual Cash Flow Characteristics

Where the business model is to hold assets to collect contractual cash flows or to collect contractual cash flows and sell, the Group assesses whether the financial instruments’ cash flows represent solely payments of principal and interest. Where the contractual terms introduce exposure to risk or volatility that are inconsistent with a basic lending arrangement, the related financial asset shall be classified and measured at fair value through profit or loss.

Based on the aforementioned. there are three distinct categories of Financial Assets:

i)Financial assets at amortized cost.

Financial assets shall be measured at amortized cost if both of the following conditions are met:

(a)	The financial asset is held within a business model whose objective is to hold the assets financial to obtain contractual cash flows and,

(b)	contractual terms of the financial asset give rise to cash flows at specified dates that are only principal payments and interest on the amount of outstanding principal.

These financial instruments are initially recognized at fair value plus incremental and directly attributable transaction costs and are subsequently measured at amortized cost.

The amortized cost of a financial asset is equal to its acquisition cost less its accumulated amortization plus accrued interest (calculated according to the effective rate method), net of any impairment loss. The effective interest method uses the rate that allows discounting the future cash flows that are estimated to be received or paid in the life of the instrument or a shorter period, if appropriate. equaling the net book value. When applying this method, the Group identifies the incremental direct costs as an integral part of the effective interest rate.

ii)Financial assets at fair value through other comprehensive income:

Financial assets shall be measured at fair value through other comprehensive income when:

(a)	the financial asset is maintained within a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets; and

(b)	the contractual terms of the financial asset give rise to cash flows at specified dates that are only principal payments and interest on the amount of outstanding principal.

These instruments shall be initially recognized at fair value plus or minus transaction costs that are incremental and directly attributable to the acquisition or issue of the instrument and subsequently measured at fair value through other comprehensive income. Gains and losses arising out of changes in fair value shall be included in other comprehensive income within a separate component of equity. Impairment gains or losses or reversal, interest revenue and foreign exchange gains and losses on the instrument’s amortized cost shall be recognized in profit or loss. At the time of sale or disposal, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is determined using the effective interest rate method.

iii)Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss comprise:

-	Instruments held for trading
-	Instruments specifically designated at fair value through profit or loss
-	Instruments with contractual cash-flows that do not represent solely payments of principal and interest

These financial instruments are initially recognized at fair value and any change in fair value measurement is charged to the income statement.

The Group classifies a financial instrument as held for trading if such instrument is acquired or incurred for the main purpose of selling or repurchasing it in the short term, or it is part of a portfolio of financial instruments which are

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

managed together and for which there is evidence of short-term profits or if it is a derivative financial instrument not designated as a hedging instrument. Derivatives and trading securities are classified as held for trading and are measured at fair value.

The fair value of these instruments was calculated using the quotes in force at the end of each fiscal year in active markets, if representative. In the absence of an active market, valuation techniques were used that included the use of market operations carried out under conditions of mutual independence, between interested and duly informed parties. whenever available, as well as references to the current fair value of another instrument that is substantially similar, or discounted cash flow analysis. The estimation of fair values is explained in greater detail in the section “critical accounting policies and estimates.”

In addition. financial assets may be valued (“designated”) at fair value through profit or loss when, by doing so, the Group eliminates or significantly reduces a measurement or recognition inconsistency.

b – Equity Instruments

Equity instruments are instruments that do not contain a contractual obligation to pay and that evidence a residual interest in the issuer’s net assets.

Such instruments are measured at fair value through profit and loss, except where the Group’s senior management has elected, at initial recognition. to irrevocably designate an equity investment at fair value through other comprehensive income. This option is available when instruments are not held for trading. The gains or losses of these instruments are recognized in other comprehensive income and are not subsequently reclassified to profit or loss. including on disposal. Dividends that result from such instrument will be charged to income when the Group’s right to receive payments is established.

Derecognition of Financial Assets

The Group recognizes the write-off of financial assets only when any of the following conditions are met:

1.	The rights on the financial asset cash flows have expired; or
2.	The financial asset is transferred pursuant to the requirements in 3.2.4 of IFRS 9.

The Group derecognizes financial assets that have been transferred only when the following characteristics are met:

1.	The contractual rights to receive the cashflows from the assets have expired or when they have been transferred and the Group transfers substantially all the risks and rewards of ownership.
2.	The Entity retains the contractual rights to receive cash flows from assets but assumes a contractual obligation to pay those cash flows to other entities and transfers substantially all the risks and rewards. These transactions result in derecognition if the Group:
a.Has no obligation to make payments unless it collects amounts from the assets;
b.Is prohibited from selling or pledging the financial assets;
c.Has an obligation to remit any cash it collects from the assets without material delay.

Financial Liabilities

Classification

The Group classifies its financial liabilities as subsequently measured at amortized cost using the effective rate method. except for:

-	Financial liabilities at fair value through profit or loss.
-	Financial liabilities arising from the transfer of financial assets which did not qualify for derecognition.
-	Financial guarantee contracts and loan commitments.
-	Commitments to grant loans at rates below the market rate

Financial Liabilities valued at fair value through profit or loss: At initial recognition, the Group can designate a liability at fair value through profit or loss if it reflects more appropriately the financial information because:

-	The Group eliminates or substantially reduces an accounting mismatch in measurement or recognition inconsistency; or
-	if financial assets and financial liabilities are managed and their performances assessed on a fair value basis according to an investment strategy or a documented risk management; or

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

-	if a host contract contains one or more embedded derivatives and the Group has opted for designating the entire contract at fair value through profit or loss.

Financial guarantee contract: A guarantee contract is a contract which requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instrument.

Financial guarantee contracts and loan commitments are initially measured at fair value and subsequently measured at the higher of the amount of the loss allowance and the unaccrued premium at year end.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when they are extinguished; this is, when the obligation specified in the contract is discharged, cancelled or expires (See note 1.25)

1.10.	Derivative financial instruments

Derivatives are initially recognized at their fair value on the date on which the derivative contract is entered into and are subsequently remeasured at fair value.

All derivative instruments are recognized as assets when their fair value is positive, and as liabilities when their fair value is negative. Any change in the fair value of derivative instruments is included in the income statement.

The Group does not apply hedge accounting.

1.11.	Repo Transactions

Sale and repurchase agreements ("pass transactions"), which effectively provide the lender's return to the counterparty. are treated as collateralized financing transactions. Securities sold under such sale and repurchased agreements are not derecognized. Securities are not reclassified in the statement of financial position unless the transferee has the contractual or customary right to sell or replace the securities, in which case they are reclassified as repurchase accounts receivable. The corresponding liability is presented under Financing received from the B.C.R.A. and other Financial Institutions.

Securities purchased under resale agreements ("active repo operations"), which effectively provide the lender's return to the Group, are recorded as debts under the item Financing received from the B.C.R.A. and other Financial Institutions.

The difference between the sale price and the repurchase price or the purchase price and the resale price, adjusted for interest and dividends received by the counterparty or by the Group make up the transaction premium, which is treated as interest income or expense and are accrued over the life of the repo agreements using the effective interest method.

1.12.	Leases

Group as lessor

Operating leases

Leases where the lessor retains a substantial portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of lease incentives) are recognized in profit or loss on a straight-line basis over the term of the lease. In addition. the Group recognizes the associated costs such as amortization and expenses.

The historical cost includes expenditures that are directly attributable to the acquisition of these items and those expenses are charged to profit or loss during the lease term.

The depreciation applied to the leased underlying assets is consistent with the one applied to similar assets’ group. In turn, the Group applies IAS 36 for the application of identified losses

Finance leases

They have been recorded at the current value of the unearned amounts, calculated according to the conditions agreed in the respective contracts, based on the interest rate implicit in them.

Initial measurement

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The Group uses the interest rate implicit in the lease to measure the net investment. This is defined in such a way that the initial direct costs are automatically included in the net investment of the lease.

Initial direct costs, other than those incurred by manufacturers or concessionaires, are included in the initial measurement of the net investment of the lease and reduce the amount of income recognized over the term of the lease. The interest rate implicit in the lease is defined in such a way that initial direct costs are automatically included in the net investment in the lease; there is no need to add them separately.

The difference between the gross amount receivable and the present value represents the finance income that is recognized over the term of the lease. Finance income from leases is recorded in profit or loss for the year. Impairment losses are recognized in income for the year.

See accounting policy related to those leases in which the Group acts as lessee in note 12 to these consolidated financial statements.

1.13.	Property, plant, and equipment

a)	Basis of measurement used

Property, plant, and equipment is measured at historical cost less depreciation, except for land and buildings, where Grupo Supervielle adopted the revaluation model. The historical cost includes expenditure that is directly attributable to the acquisition or building of these items.

All other property, plant and equipment were valued at acquisition or construction cost, net of accumulated depreciation and / or accumulated impairment losses, if any, except for real estate, for which Grupo Supervielle adopted the revaluation method. The cost includes the expenses that are directly attributable to the acquisition or construction of these items.

The subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Grupo Supervielle, and the cost of the item can be measured reliably. The carrying amount of an asset is derecognized when replaced.

Repairs and maintenance expenses are charged to profit or loss when they are incurred.

b)	Depreciation methods used

Depreciation is calculated using the straight-line method, applying annual rates sufficient to extinguish the values of assets at the end of their estimated useful lives. In those cases, in which an asset includes significant components with different useful lives, such components are recognized and depreciated as separate items.

The following chart presents the useful life for each item included in property, plant, and equipment:

Property, plant, and equipment	Estimated useful life
Buildings	50 Years
Furniture	10 Years
Machines and equipment	5 Years
Vehicles	5 Years
land	not amortized
Work in progress	not amortized

The residual values of property, plant and equipment, the useful lives and the depreciation methods are reviewed and adjusted, if necessary, at the closing date of each fiscal year or when there are indications of impairment.

The carrying amount of property, plant and equipment is immediately reduced to its recoverable amount when the carrying amount is greater than the estimated recoverable amount.

c)	Result from sale

The results for the sale of property, plant and equipment are calculated by comparing the income obtained with the book value of the respective asset. The resulting profits or losses are recorded in the consolidated statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

d)	Buildings- Revaluation and historical cost

The following table reveals the following information related to the class of assets that have been accounted for at their revalued value, as well as the book values that would have been recognized if the assets had been accounted for under a cost model:

Class 12/31/2025	Appraiser	Revaluation date	Revaluation Adjustment – OCI accumulated			Carrying amount if it had been recorded under the Cost Model
			At the Beginning of the year	Change of year	At the End of the year
Buildings	Serinco	12/31/2025	79,291,225	(266,908)	79,024,317	49,030,842
	CM Ingeniería en Valuaciones
	Reporte Inmobiliario
	Menendez CJ

Class 12/21/2024	Appraiser	Revaluation date	Revaluation Adjustment – OCI accumulated			Carrying amount if it had been recorded under the Cost Model
			At the Beginning of the year	Change of year	At the End of the year
Buildings	Serinco	12/31/2024	83,494,884	(6,566,679)	76,928,205	45,168,389

The revaluation of the entity's land and buildings resulted in a deficit of $266,908 as of December 31, 2025, and a deficit of $6,566,679 as of December 31, 2024. Adding these to their historical cost and net of revaluation depreciation, the totals for this asset class are $75,161,864 and $76,928,205 as of December 31, 2025 and 2024, respectively.

In fiscal year 2025, the sums of $122,284 were allocated to Other Comprehensive Income (OCI), $55,040 to Other Operating Income, and $444,232 to Depreciation and Impairment of Assets.

Investment properties

a)Measurement bases used

Investment properties are composed of buildings held for obtaining a rent or for capital appreciation or both but is never occupied by the Group.

Investment properties are measured at its fair value, and any gain or loss arising from a change in the fair value is recognized in profit or loss. Investment properties are never depreciated. The fair value is determined using sales comparison approach prepared by the Group’s management considering a report of an independent valuation expert. The sales prices of comparable properties are adjusted considering the specific aspects of each property, with the most relevant premise being the price per square meter (Level 3).

Investment properties under the cost approach reflect the amount that would be required to replace the service capacity of the asset. They were valued at acquisition or construction cost, net of accumulated depreciation and / or accumulated depreciation losses. The cost includes expenses that are directly attributable to the acquisition or construction of these items.

Below are the figures included in the results of the year for Investment Properties:

	12/31/2025	12/31/2024
Income derived from rents (rents charged)	360,657	346,491
Direct operating expenses of properties that generated income derived from rents	(37,749)	(94,650)
Fair value remeasurement	(668,493)	(13,403,341)

The net income generated by investment properties as of December 31, 2025 and 2024 amounts to a loss of $345,585 and a loss of $13,151,500 respectively, and is recognized under "Other operating income", "Administration expenses" and “Other operating expenses" in the consolidated comprehensive income statement.

Gain and losses on disposals are determined by comparing proceeds with the carrying amount.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.14.	Intangible Assets

(a)	Goodwill

Goodwill resulting from the acquisition of subsidiaries, associates or joint ventures account for the excess of the:

(i)	the cost of an acquisition, which is measured as the sum of the consideration transferred, valued at fair value at the acquisition date plus the amount of non-controlling interest; and
(ii)	the fair value of the identifiable assets acquired, and the liabilities assumed of the acquiree.

Goodwill is included in the intangible assets item in the consolidated financial statement.

Goodwill is not amortized. The Group evaluates annually, or when there are signs of impairment, the recoverability of goodwill based on discounted future cash flows plus other information available at the date of preparation of the consolidated financial statements. Impairment losses, once recorded, are not reversed. Gains and losses on the sale of an entity include the balance of goodwill related to the entity sold.

Goodwill is assigned to cash-generating units for the purpose of performing recoverability tests. The allocation is made among those cash-generating units (or groups of units), identified according to the operating segment criteria, which benefit from the business combination from which the goodwill arose.

(b)	Software

Costs associated with software maintenance are recognized as an expense when incurred. Development, acquisition, and implementation costs that are directly attributable to the design and testing of the identifiable and unique software that the Group controls are recognized as assets.

The development, acquisition or implementation costs initially recognized as expenses for a period are not subsequently recognized as the cost of the intangible asset. The costs incurred in the development, acquisition, or implementation of software, recognized as intangible assets, are amortized by applying the straight-line method over their estimated useful lives, in a term that does not exceed five years.

(c)	Trademarks and licenses

Trademarks and licenses acquired separately are initially valued at historical cost, while those acquired through a business combination are recognized at their estimated fair value at the acquisition date.

Intangible assets with a finite useful life are subsequently carried at cost less accumulated depreciation and / impairment losses, if any. These assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

Trademarks acquired by the Group have been classified as intangible assets with an indefinite useful life. The main factors considered for this classification include the years in which they have been in service and their recognition among industry customers.

Intangible assets with an indefinite useful life are those that arise from contracts or other legal rights that can be renewed without a significant cost and for which, based on an analysis of all the relevant factors, there is no foreseeable limit of the period over which the asset is expected to generate net cash flows for the Group. These intangible assets are not amortized but are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired, either individually or at the level of the cash generating unit. The categorization of the indefinite useful life is reviewed annually to confirm if it is still applicable.

Impairment losses are recognized when the book value exceeds its recoverable value. The recoverable value of the assets corresponds to the greater of the recoverable value of the asset or its value in use. For purposes of the impairment test, assets are grouped at the lowest level at which they generate identifiable cash flows (cash-generating units). Impairments of these non-financial assets - other than goodwill - are reviewed at each reporting date to verify possible reversals.

Goodwill impairment

Goodwill is assigned to the Group's cash generating units based on the operating segments.

	12/31/2025	12/31/2024
Supervielle Seguros S.A.	254,055	254,055
Banco Regional de Cuyo S.A.	1,332,013	1,332,013

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

InvertirOnline S.A.U. / Portal Integral de Inversiones S.A.U.	48,420,107	48,420,107
Micro Lending S.A.U.	26,665,950	26,665,950
Supervielle Agente de Negociación S.A.U.	134,475	134,475
Others	616,804	616,804
Total	77,423,404	77,423,404

The recoverable amount of a cash generating unit is determined based on use value calculations. These calculations use cash flow projections based on approved financial budgets covering a period of five years.

The main key assumptions are related to marginal contribution margins. These were determined based on past results, other external sources of information and their expectations of market development.

The discount rates used were 13.2% and are the respective average cost of capital ("WACC"), which is considered a good indicator of the cost of capital. For each cash generating unit, where the assets are assigned, a specific WACC was determined considering the industry, the country, and the size of the business.

The main macroeconomic premises used, the amount of MILA financing and IOL operating income are detailed below:

	Real	Forecast	Forecast	Forecast	Forecast	Forecast
	2025	2026	2027	2028	2029	2030
Inflation (end of year)	31.5%	21.6%	9.4%	6.2%	6.2%	6.2%
Inflation (average)	113.5%	24.4%	14.9%	7.2%	6.2%	6.2%
Cost of funding (average)	35.7%	26.1%	19.4%	14.4%	10.8%	7.3%
Loan’s interest rate (average)	51.4%	41.8%	33.6%	27.3%	22.7%	18.4%
Micro Lending financing volume	320,727	428,203	640,505	816,865	944,049	1,079,512
InvertirOnline' operating income	41,599	70,116	91,977	113,173	140,540	172,616

Business keys have been tested at the date of the financial statements, and no impairment losses have been identified.

The sensitivity analysis of the cash-generating units to which the goodwill was allocated was based on a 5% increase in the weighted average cost of capital. The Group concluded that it would not be necessary to recognize any impairment loss on goodwill in the segment under these conditions.

1.15.  Depreciation of non-financial assets

Assets with an indefinite useful life are not subject to depreciation and are tested annually for depreciation. Unlike the previous assumption, assets that are depreciable are subject to depreciation tests when events or circumstances occur which indicate that their book value may not be recovered or, at least, on an annual basis.

Depreciation losses are recognized when the carrying amount exceeds its recoverable amount. The recoverable amount of the assets is the greater of the net amount that would be obtained from their sale or their value in use. For the purposes of the depreciation test, assets are grouped at the lowest level where they generate identifiable cash flows (cash-generating units). The book value of non-financial assets other than the key asset on which a depreciation has been recorded is reviewed at each reporting date for possible reversals of depreciations.

1.16.  Trust assets

Assets held by the Group in its fiduciary role are not reported in the consolidated statement of financial position unless it is considered that the Group has control over the trust. Commissions received from fiduciary activities are shown as commission income.

1.17.  Compensation

Financial assets and liabilities are offset by reporting the net amount in the consolidated statement of financial position only when there is a legally enforceable right to set off amounts recognized, and there is an intention to settle on net terms or realize the asset and settle the liability simultaneously.

1.18. Financing received from the Argentine Central Bank and other Financial Institutions

Amounts owed to other financial institutions are recorded at the time the capital is advanced to the Group by the bank. The non-derivative financial liability is measured at amortized cost. If the Group recovers its own debt, it is removed from the consolidated financial statements and the difference between the residual value of the financial liability and the amount paid is recognized as a financial income or outflow.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.19. Provisions / Contingencies

A provision will be recognized when:

-	an entity has a present obligation (legal or implicit) because of past event;
-	it is probable that an outflow of resources embodying future economic benefits will be required to settle the obligation; and
-	the amount can be reliably estimated.

An Entity will be deemed to have an implicit obligation where (a) the Group has assumed certain responsibilities because of past practices or public policies and (b) as a result, the Group has created an expectation that it will discharge those responsibilities

The Group recognizes the following provisions:

For labor, civil, and commercial lawsuits: provisions are calculated based on lawyers’ reports about the status of the proceedings and the estimate about the potential losses to be afforded by the Group, as well as on the basis of past experience in this type of claims.

For miscellaneous risks: These provisions are set up to address contingencies that may trigger obligations for the Group. In estimating the provision amounts, the Group evaluates the likelihood of occurrence taking into consideration the opinion of its legal and professional advisors.

The Group does not account for positive contingencies, other than those arising from deferred taxes and those contingencies whose occurrence is virtually certain.

International Financial Reporting Standards provide that a contingent liability consists of (i) a potential obligation arising from past events, the existence of which is to be confirmed by the occurrence of one or more future events of an uncertain nature, which are not under the control of the Entity or (ii) a present obligation that is not likely or cannot be measured or estimated with sufficient reliability. Provisions are recognized as a liability when they represent present obligations arising on the basis of past events and an outflow of economic resources is likely to be generated in order to meet their payment.

As of the date of these consolidated financial statements, the Group's management believes there are no elements leading to determine the existence of contingencies that might be materialized and have a negative impact on these consolidated financial statements other than those disclosed in Note 15.

1.20. Other non-financial liabilities

Non-financial accounts payable are accrued when the counterparty has fulfilled its contractual obligations and are measured at amortized cost.

1.21. Employee benefits

Provisions related to early retirement plans are established. The liability related to these plans and benefits is not expected to be settled in the next 12 months. Therefore, they are measured at the present value of the future flows of funds that are expected to be realized with respect to the services provided by employees until the end of the year using the unit of credit method. The level of salaries, experience, and separations, as well as years of service, are considered. Expected future payments are discounted using the market rate at the end of the year corresponding to sovereign bonds with terms and currency that match the expected flows. Remeasurements because of experience and changes in actuarial premises are recognized in results.

Provisions for short-term benefits are measured at the present value of the disbursements that are expected to be required to settle the obligation using a pre-tax interest rate that reflects current market conditions on the value of money and the specific risks for said obligation. obligation. The increase in the provision for the passage of time is recognized in the net financial results caption of the consolidated statement of comprehensive income.

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting year are discounted to present value.

Non-financial accounts payable are accrued when the counterparty has complied with its obligations under the contract and are valued at amortized cost.

1.22. Debt Securities

Subordinated and unsubordinated Debt Securities issued by the Group are measured at amortized cost. Where the group buys back its own debt securities, such obligations will be derecognized from the Consolidated Financial Statements and the difference between the residual value of the financial liability and the amount paid will be recognized as financial income or expenses.

For more information on the Group’s debt issues see Note 18.5 Bond Issue Negotiable.

1.23. Assets and liabilities derived from insurance contracts

Grupo Supervielle applies IFRS 17 "Insurance contracts" to recognize and measure assets and liabilities arising from insurance contracts.

Main accounting policies applied - Insurance contracts

Insurance contracts

Insurance contracts are contracts under which the Group accepts a significant insurance risk from a policy holder by agreeing to compensate the policy holder if a specific uncertain future event adversely affects the policy holder. In making this assessment, all rights, and obligations of a material nature, including those arising from laws or regulations, are treated as contract by contract. The Group uses its judgement to assess whether a contract transfers insurance risk (i.e., if there is a commercial-substance scenario in which the Group has the possibility of suffering a loss based on present value) and whether the accepted insurance risk is significant.

Separation of components

Contracts that have a legal form of insurance but do not transfer significant insurance risk and expose the Group to financial risks are classified as investment contracts and follow the accounting for financial instruments in accordance with IFRS 9. The Group has assessed whether it accepts in its contracts a significant insurance risk from another party, agreeing to compensate the policy holder if an uncertain future event occurs that adversely affects the policy holder. This assessment has concluded that all insurance contracts that were within the scope of IFRS 4 meet the definition of an insurance contract and therefore the introduction of IFRS 17 does not entail any reclassification.

Level of aggregation

The Group aggregates insurance contracts considering whether they are subject to similar risks and are managed jointly, whether they are onerous or non-onerous contracts, and their year of issue, grouping by this last criterion contracts issued in the calendar year, between January 1st and December 31st of each year.

Measurement model

IFRS 17 includes three measurement models, which reflect a different degree of participation by policy holders in the investment performance or the overall performance of the insurer: the general measurement model (GMM, also known as block approach construction), variable rate approach (VFA) and premium allocation approach (PAA).

In the measurement of insurance contracts, the Group has decided to apply the Simplified Model (Premium Allocation Approach) because for the remaining liability coverage of contracts that have a coverage period of one year or less, or for contracts with a duration of more than one year, no material valuation different from the General Model is expected.

Under the simplified approach, the Group assumes that such contracts are not onerous at initial recognition unless the facts and circumstances indicate otherwise. If the facts and circumstances indicate that some contracts are onerous, an additional assessment is made to distinguish onerous from non-onerous contracts. For non-onerous contracts, the Group assesses the likelihood of changes in applicable facts and circumstances in later periods to determine whether the contracts have a significant chance of becoming onerous.

Remaining coverage liability - simplified model

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Under the simplified model, the residual liability of coverage is formed by premiums received (collected), less cash flows from insurance purchases paid, plus or minus the imputation to profit or loss of expected premiums or acquisition flows, respectively. The recognition of gains or losses is carried out in a linear manner over the entire contract coverage period if the accrual of income is also linear. By default, the Group has chosen to defer acquisition costs, although it is also possible to recognize such costs when incurred.

The Group does not adjust the remaining coverage liability of insurance contracts issued for the effect of the time value of money, because insurance premiums are due within the coverage period of the contracts, which is one year or less.

Liability for incurred claims - simplified model

Groups of contracts measured under the simplified model have a liability for claims incurred calculated similarly to the general model. Under this method, future cash flows are adjusted for the value of money over time. In addition, the risk adjustment for non-financial risk is applied to the present value of estimated future cash flows and reflects the compensation that the Group requires for the lasting uncertainty about the amount and timing of the extent to which the Group complies with its insurance contracts.

Discount rate

In determining discount rates for various products, the Group uses a top-down approach. In applying this approach, the Group uses the yield curve created by the market rates of return implicit in the fair value of a reference asset portfolio and adjusts it to exclude the effects of risks on assets, but not in insurance cash flows, except for liquidity differences, which do not need to be eliminated.

Cash flows were discounted at a target rate of 4 % on investments in local instruments at constant values, with maturities and currency coinciding with expected flows.

Risk adjustment for non-financial risk

The risk adjustment for non-financial risk represents the required compensation for enduring uncertainty about the amount and timing of associated cash flows. To estimate the adjustment for non-financial risk, the Group has used its own methodologies based on calculations of the Value in Risk (VaR) of commitments associated with the Life and Non-Life businesses, using a confidence level of 75%.

Reinsurance

Generally, the Group values reinsurance hedges under the Simplified Model, measuring the asset for residual coverage of contracts with a coverage period equal to or less than one year, or in those contracts with a duration greater than one year, but that a significantly different valuation to the General Model is not expected. This method also includes the claim asset.

Profit from insurance activities

Insurance income reflects the consideration to which the Group expects to be entitled in exchange for the provision of coverage and other services under the insurance contract. Insurance service expenses include claims incurred and other insurance service expenses incurred, and losses on onerous groups of contracts and reversals of such losses.

The Group applies the accounting policy set out in IFRS 17.86 and presents the financial performance of groups of reinsurance contracts held on a net basis on the net income (expense) of reinsurance contracts held.

Generally, for the presentation of financial income or expenses arising from insurance contracts that arise as a result of the effect of the time value of money and the effect of financial risk, the Group does not disaggregate changes in the adjustment for non-financial risk between insurance service income and insurance finance income or expenses.

The Group includes in its profit and loss all financial income or insurance expenses for the year.

1.24. Capital and capital adjustments

The accounts included in this item are expressed in currency that has not contemplated the variation of the price index since February 2003, except for the "Capital Stock" item, which has been maintained at its nominal value.

Common shares are classified in equity and are recorded at face value.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

As indicated in note 25 to the consolidated financial statements, the Company's Board of Directors approved the repurchase of securities issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company. The cost of treasury shares in the portfolio is disclosed as part of the Capital within the Statement of Changes in Net Equity, after the Share Capital, Capital Adjustment and Share Premiums.

1.25. Reserves and Dividend distribution

Pursuant to provisions set by the Argentine Corporations law, the Group and its subsidiaries, other than Banco Supervielle, are required to appropriate 5% of the net income for the fiscal year to the legal reserve until such reserve is equal to 20% of Capital stock, plus the balance of the Capital Adjustment account.

As concerns Banco Supervielle, according to the regulations set forth by the Argentine Central Bank, 20% of net income for the fiscal year, net of previous years’ adjustments, if any, is required to be appropriated to the legal reserve. Notwithstanding the aforementioned, in appropriating amounts to other reserves, Financial Institutions are required to comply with the provisions laid down by the Argentine Central Bank in the revised text on distribution of dividends described in Note 18.6.

Given the repurchase of treasury shares carried out by the Company, described in note 25, the Group has a restriction on the distribution of results and/or reversal of free reserves of 15,505,688 (figure expressed in thousands of $) equivalent to the cost of acquisition of own shares.

The distribution of dividends to the Group’s shareholders is recognized as a liability in the consolidated financial statements for the fiscal year in which the Group’s Shareholders approve dividends.

1.26. Share-Based Compensation

The Group provides some employees with compensation through share options, whereby they receive equity instruments as consideration (“Share-Based Compensation Transactions Settled by Equity Instruments”).

Share-Based Compensation Transactions Settled by Equity Instruments

On May 7, 2025, the Company’s Board of Directors approved a Share Option Plan designed to align the performance of key personnel with the Company’s strategic objectives, strengthen talent retention, and incentivize the creation of long-term, sustainable value for shareholders. The Plan includes the following mechanism to reward and retain key personnel:

(i) Share Option (“SOP”)

The share option plan grants the participant the right to purchase a certain number of shares during a specified period. The cost of the stock purchase plan settled with equity instruments is measured as of the granting date (see Note 26), taking into account the specific terms and conditions of the plan. The cost of the settled compensation is recognized in the statement of profit or loss under the heading "Employee benefits" in the line item "Share-based payments".

1.27. Revenue Recognition

Financial income and expense are recognized in respect of all debt instruments in accordance with the effective interest rate method, pursuant to which all gains and losses which are an integral part of the transaction effective interest rate are deferred.

The results that are included within the effective rate include expenditures or income related to the creation or acquisition of a financial asset or liability, such as compensation received for the analysis of the client's financial condition, negotiation of the terms of the instrument, the preparation and processing of the documents necessary to conclude the transaction and the compensations received for the granting of credit agreements that are expected to be used by the client. The Group records all its non-derivative financial liabilities at amortized cost, except those included in the caption "Liabilities at fair value through profit or loss", which are measured at fair value.

It should be noted that the commissions that the Group receives for the origination of syndicated loans are not part of the effective rate of the product, being these recognized in the Statement of Income at the time the service is provided, as long as the Group does not withhold part of it, or this is kept in the same conditions as the rest of the participants. The

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

commissions received by the Group for the negotiations in the transactions of a third party are not part of the effective rate either, these being recognized at the time they are perfected.

IFRS 15 establishes the principles that an entity must apply to account for income and cash flows from contracts for the sale of goods or services to its customers.

The amount to be recognized will be that which reflects the payment to which it is expected to be entitled for the services provided.

The income from the Group's services is recognized in the income statement in accordance with the fulfillment of performance obligations, thus deferring those income related to customer loyalty programs, which are provisioned based on the fair value of the point and its redemption rate, until they are exchanged by the client and can be recognized in the results of the year.

Below is a summary of the main commissions earned by the Group:

Commission	Frequency of revenue recognition
Account maintenance	Monthly
Safe deposit boxes	Semi-annual
Issuing Bank	Event driven
Credit Card renewal	Annual
Check management	Event driven

Income from investment property rentals is recognized in the consolidated statement of comprehensive income based on the straight-line method over the term of the lease, in accordance with the provisions of note 1.12.

1.28. Income tax

Income tax expense for the year includes current and deferred tax. Income tax is recognized in the consolidated statements of income, except for items required to be recognized directly in other comprehensive income. In this case, the income tax liability related to such items is also recognized in such statement.

Current income tax expense is calculated based on the tax laws enacted or substantially enacted as of the date of the Statement of Financial Position in the countries where the Company and its subsidiaries operate and generate taxable income. The Group periodically assesses the position assumed in tax returns in connection with circumstances in which the tax regulation is subject to interpretation. The Group sets up provisions in respect of the amounts expected to be required to pay to the tax authorities.

Deferred income tax is recognized, using the deferred tax liability method, on temporary differences arising from the carrying amount of assets and liabilities and their tax base. However, the deferred tax arising from the initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction does not affect income or loss for accounting or tax purposes, is not recorded. Deferred income tax is determined using tax rates (and laws) enacted as of the date of the Financial Statements and that are expected to be applicable when the deferred tax assets are realized, or the deferred tax liabilities are settled.

Deferred income tax assets are recognized only to the extent future tax benefits are likely to arise against which the temporary differences can be offset.

The Group recognizes a deferred tax liability for taxable temporary differences related to investments in subsidiaries and affiliates, except that the following two conditions are met:

(i)	the Group controls the timing on which temporary differences will be reversed; and
(ii)	such temporary differences are not likely to be reversed in the near future.

Deferred income tax assets and liabilities are offset when a legal right exists to offset current tax assets against current tax liabilities and to the extent such balances are related to the same tax authority of the Group or its subsidiaries, where tax balances are intended to be, and may be, settled on a net basis.

1.29. Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Group’s shareholders by the weighted average number of common shares outstanding during the year.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Diluted earnings per share are calculated by dividing the net income for the year by the weighted average number of common shares issued and dilutive potential common shares at year end. Since the Company has no dilutive potential common shares outstanding, there are no dilutive earnings per share amounts.

2.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with the accounting framework established by the Argentine Central Bank requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the accounting standards established by the Argentine Central Bank to establish the Group's accounting policies.

The Group has identified the following areas that involve a higher degree of judgment or complexity, or areas in which the assumptions and estimates are significant for the consolidated financial statements that are essential for understanding the underlying accounting / financial reporting risks:

(a)	Fair value of derivatives and other financial instruments

The fair value of financial instruments not listed in active markets is determined by using valuation techniques. Such techniques are regularly validated and reviewed by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being used to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors, such as implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

(b)	Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions, and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

Note 1.2 provides more detail of how the expected credit loss allowance is measured.

(c)	Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitors the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has exercised judgment in identifying indicators of impairment for property, plant and equipment and amortizable intangible assets. The Group has not identified any indications of impairment for any of the periods presented in the consolidated financial statements, and therefore no recoverable amount has been estimated.

(d)	Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes. The current tax is provisioned in accordance with the amounts expected to be paid and the deferred tax is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings. Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings. Actual results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Likely future tax earnings and the number of tax benefits are based on a medium-term business plan prepared by the administration. Such plan is based on reasonable expectations.

(e)	Share-based payments

Estimating the fair value of share-based payments requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining the most appropriate assumptions for the valuation model, including the remaining life of the share option, volatility, and share performance.

For measuring the fair value of share-based payments at the grant date, the Group uses the Black & Sholes model. The carrying amount, assumptions, and models used to estimate the fair value of share-based payment transactions are disclosed in Note 26.

3.	SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

Grupo Superville’s clients receive the following services:

●	Personal and Business Banking Segment:
-	Small companies, individuals and companies that record annual sales of up to 1,500,000
-	Small and Medium Size Companies", companies that record annual sales of over 1,500,000 up to 10,000,000
●	Corporate Baking Segment:
-	Medium and Big Companies that record annual sales over 10,000,000 up to 14,000,000
-	Big Companies that record annual sales of over 14,000,000

Grupo Supervielle considers the business for the type of products and services offered, identifying the following operating segments:

a-	Personal and Business Banking: Through this segment, Supervielle offers a wide range of financial products and services designed to meet the needs of individuals, entrepreneurs, and small businesses and SMEs.
b-	Corporate Banking: Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to corporate clients.
c-	Bank Treasury: This segment oversees the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs. Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotiable securities and develops business with the financial sector clients and wholesale non-financial sector clients.
d-	Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments.
e-	Asset Management and Other Services: Supervielle offers a variety of other services to its clients, including mutual fund products through Supervielle Asset Management S.A., retail brokerage services through InvertirOnline S.A.U. and non-financial products through Espacio Cordial Servicios S.A.

Operating results of the different operating segments of Grupo Supervielle are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance analysis of each segment. The performance of such segments will be evaluated based on operating income and is measured consistently with operating income/(expenses) of the consolidated income statement.

When a transaction is carried out between operating segments, they are taken in an independent and equitable manner, as in cases of transactions with third parties. Later, income, expenses, and results from transfers between operating segments are removed from the consolidation.

Grupo Supervielle does not present information by geographical segments because there are no operating segments in economic environments with risks and rewards that are significantly different.

During the current period, changes have been made to the basis for allocating the cost of capital to the Bank's various segments. The comparative information presented in this note has been adjusted for comparability purposes.

The following chart includes information by segment as of December 31, 2025 and 2024, respectively:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2025
Interest income	890,305,775	319,820,358	520,427,949	2,690,796	20,944,413	891,619	1,755,080,910
Interest expenses	(182,710,036)	(133,915,604)	(610,493,342)	(531,245)	(21,157,846)	1,681,494	(947,126,579)
Distribution of results by Treasury	(303,395,935)	(89,711,951)	393,107,886	-	-	-	-
Net interest income	404,199,804	96,192,803	303,042,493	2,159,551	(213,433)	2,573,113	807,954,331
Services Fee Income	152,850,910	21,425,460	5,516,626	-	93,504,530	(5,769,019)	267,528,507
Services Fee Expenses	(49,332,558)	(2,671,252)	(2,410,823)	-	(4,871,555)	284,013	(59,002,175)
Income from insurance activities	-	-	-	30,784,970	-	5,699,341	36,484,311
Net Service Fee Income	103,518,352	18,754,208	3,105,803	30,784,970	88,632,975	214,335	245,010,643
Subtotal	507,718,156	114,947,011	306,148,296	32,944,521	88,419,542	2,787,448	1,052,964,974
Net income from financial instruments at fair value through profit or loss	248,030	2,720,431	35,408,709	6,236,084	29,643,939	1,526,121	75,783,314
Income from withdrawal of assets rated at amortized cost	(434)	-	5,080,190	-	-	(16,032)	5,063,724
Exchange rate difference on gold and foreign currency	6,606,915	(31,412)	(65,551,018)	15,068	154,920	114,684	(58,690,843)
Subtotal	6,854,511	2,689,019	(25,062,119)	6,251,152	29,798,859	1,624,773	22,156,195
Result from exposure to changes in the purchasing power of the currency	(459,114)	-	(118,603,536)	(8,526,850)	(20,190,660)	(2,710,300)	(150,490,460)
Other operating income	38,056,132	12,206,275	4,440,842	177,616	16,974,367	(6,884,940)	64,970,292
Loan loss provisions	(249,053,895)	(11,331,104)	(225,079)	-	(8,298)	2,693	(260,615,683)
Net operating income	303,115,790	118,511,201	166,698,404	30,846,439	114,993,810	(5,180,326)	728,985,318
Personnel expenses	(245,121,888)	(41,072,133)	(20,858,462)	(2,829,420)	(21,597,065)	4,226,226	(327,252,742)
Administration expenses	(168,578,213)	(17,308,372)	(12,594,959)	(945,720)	(25,129,082)	2,748,891	(221,807,455)
Depreciations and impairment of non-financial assets	(50,645,571)	(13,417,869)	(7,358,779)	(748,766)	(531,033)	(1,154,497)	(73,856,515)
Other operating expenses	(128,979,113)	(36,836,605)	(35,780,982)	(190,168)	(7,118,327)	6,087,756	(202,817,439)
Operating income	(290,208,995)	9,876,222	90,105,222	26,132,365	60,618,303	6,728,050	(96,748,833)
Result from associates and joint ventures	-	-	-	-	24,958,184	(24,958,184)	-
Result before taxes	(290,208,995)	9,876,222	90,105,222	26,132,365	85,576,487	(18,230,134)	(96,748,833)
Income tax	103,471,763	(2,992,714)	(24,241,684)	(8,119,980)	(19,732,906)	(328,442)	48,056,037
Net (loss) / income	(186,737,232)	6,883,508	65,863,538	18,012,385	65,843,581	(18,558,576)	(48,692,796)
Net (loss) / income for the year attributable to owners of the parent company	(186,737,232)	6,883,508	65,863,538	18,012,385	65,843,581	(18,448,174)	(48,582,394)
Net (loss) / income for the year attributable to non-controlling interest	-	-	-	-	-	(110,402)	(110,402)
Other comprehensive (loss) / income	-	-	(5,350,363)	-	3,607,885	1,938	(1,740,540)
Other comprehensive (loss) / income attributable to owners of the parent company	-	-	(5,350,363)	-	3,607,885	7,386	(1,735,092)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	(5,448)	(5,448)
Comprehensive (loss) / income for the year	(186,737,232)	6,883,508	60,513,175	18,012,385	69,451,466	(18,556,638)	(50,433,336)
Comprehensive (loss) / income attributable to owners of the parent company	(186,737,232)	6,883,508	60,513,175	18,012,385	69,451,466	(18,440,788)	(50,317,486)
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	(115,850)	(115,850)

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2025
Cash and due from banks	205,935,976	11,117,258	1,261,552,983	16,714	121,866,134	(1,302,601)	1,599,186,464
Debt securities at fair value through profit or loss	2,150,212	7,552,770	163,152,090	14,960,191	63,628,667	(1,937,429)	249,506,501
Loans and other financing	1,892,290,769	1,834,735,962	37,291,802	-	2,755,497	(983,814)	3,766,090,216
Other debt securities	-	-	756,617,750	6,405,081	45,597,208	13,740,122	822,360,161
Other Assets	79,131,263	4,522,512	1,185,215,144	14,773,035	156,696,925	(85,946,782)	1,354,392,097
Total Assets	2,179,508,220	1,857,928,502	3,403,829,769	36,155,021	390,544,431	(76,430,504)	7,791,535,439

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2025
Deposits	2,168,241,412	1,195,544,459	1,757,563,435	-	-	(2,462,827)	5,118,886,479
Financing received from the Argentine Central Bank and others financial institutions	222,602	7,126	480,585,822	-	509,649	(531,457)	480,793,742
Other debt securities	-	-	178,844,583	-	-	(3,978,185)	174,866,398
Other liabilities	173,457,827	75,765,562	490,018,579	9,588,526	174,785,806	85,330,241	1,008,946,541
Total Liabilities	2,341,921,841	1,271,317,147	2,907,012,419	9,588,526	175,295,455	78,357,772	6,783,493,160

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2024
Interest income	626,064,577	342,855,607	1,239,858,506	851,562	6,342,568	6,196,503	2,222,169,323
Interest expenses	(261,321,596)	(88,896,597)	(817,317,061)	(702,552)	(142,183)	209,091	(1,168,170,898)
Distribution of results by Treasury	(31,178,676)	(161,396,126)	192,574,802	-	-	-	-
Net interest income	333,564,305	92,562,884	615,116,247	149,010	6,200,385	6,405,594	1,053,998,425
Services Fee Income	149,400,581	20,291,352	1,134,562	-	91,388,334	(4,769,058)	257,445,771
Services Fee Expenses	(48,290,962)	(2,703,818)	(1,248,958)	-	(3,772,825)	2,465	(56,014,098)
Income from insurance activities	-	-	-	28,051,367	-	4,828,901	32,880,268
Net Service Fee Income	101,109,619	17,587,534	(114,396)	28,051,367	87,615,509	62,308	234,311,941
Subtotal	434,673,924	110,150,418	615,001,851	28,200,377	93,815,894	6,467,902	1,288,310,366
Net income from financial instruments at fair value through profit or loss	725,394	2,148,249	144,326,178	16,448,706	21,044,029	875,778	185,568,334
Income from withdrawal of assets rated at amortized cost	46,988	-	105,462,562	-	-	2,444,101	107,953,651
Exchange rate difference on gold and foreign currency	3,875,765	1,535,527	4,960,684	(9,110)	1,357,663	476,826	12,197,355
NIFFI And Exchange Rate Differences	4,648,147	3,683,776	254,749,424	16,439,596	22,401,692	3,796,705	305,719,340
Result from exposure to changes in the purchasing power of the currency	(2,502,639)	-	(332,684,350)	(24,244,680)	(31,792,184)	(13,341,033)	(404,564,886)
Other operating income	20,728,042	13,310,573	10,642,337	92,072	9,401,002	(2,827,240)	51,346,786
Loan loss provisions	(65,846,873)	(3,052,872)	(730,966)	-	-	12,717	(69,617,994)
Net operating income	391,700,601	124,091,895	546,978,296	20,487,365	93,826,404	(5,890,949)	1,171,193,612
Personnel expenses	(286,009,576)	(50,549,150)	(22,877,315)	(4,837,707)	(20,686,540)	(905,052)	(385,865,340)
Administration expenses	(182,027,302)	(19,958,381)	(10,621,892)	(825,315)	(17,837,394)	1,945,121	(229,325,163)
Depreciations and impairment of non-financial assets	(53,475,449)	(9,372,839)	(3,602,433)	(731,143)	(452,590)	(1,539,307)	(69,173,761)
Other operating expenses	(96,167,833)	(32,871,708)	(119,091,955)	(240,568)	(6,207,139)	(1,248,363)	(255,827,566)
Operating income	(225,979,559)	11,339,817	390,784,701	13,852,632	48,642,741	(7,638,550)	231,001,782
Result from associates and joint ventures	-	-	-	-	24,355,418	(24,355,418)	-
Result before taxes	(225,979,559)	11,339,817	390,784,701	13,852,632	72,998,159	(31,993,968)	231,001,782
Income tax	79,129,691	(1,206,413)	(122,893,452)	(5,164,457)	(15,571,121)	(493,758)	(66,199,510)
Net (loss) / income	(146,849,868)	10,133,404	267,891,249	8,688,175	57,427,038	(32,487,726)	164,802,272
Net (loss) / income for the year attributable to owners of the parent company	(146,849,868)	10,133,404	267,891,249	8,688,175	57,427,038	(32,614,985)	164,675,013
Net (loss) / income for the year attributable to non-controlling interest	-	-	-	-	-	127,259	127,259
Other comprehensive (loss) / income	129,512	-	(18,406,055)	-	1,317,625	2,301,185	(14,657,733)
Other comprehensive (loss) / income attributable to owners of the parent company	129,512	-	(18,406,055)	-	1,317,625	2,319,928	(14,638,990)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	(18,743)	(18,743)
Comprehensive (loss) / income for the year	(146,720,356)	10,133,404	249,485,194	8,688,175	58,744,663	(30,186,541)	150,144,539
Comprehensive (loss) / income attributable to owners of the parent company	(146,720,356)	10,133,404	249,485,194	8,688,175	58,744,663	(30,295,057)	150,036,023
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	108,516	108,516

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2024
Cash and due from banks	196,357,919	6,038,142	643,144,004	9,360	14,392,038	(959,801)	858,981,662
Debt securities at fair value through profit or loss	-	11,781,424	199,051,465	12,832,283	122,745,076	-	346,410,248
Loans and other financing	1,667,130,180	1,048,789,355	135,747,014	111,026	3,256,333	(210,610)	2,854,823,298
Other debt securities	5,193,924	-	1,072,159,415	10,349,980	14,909,256	7,391,884	1,110,004,459
Other Assets	165,577,368	30,362,475	513,055,552	14,831,674	114,684,715	(50,857,398)	787,654,386
Total Assets	2,034,259,391	1,096,971,396	2,563,157,450	38,134,323	269,987,418	(44,635,925)	5,957,874,053

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2024
Deposits	1,846,479,858	919,786,818	1,408,736,212	-	-	(353,957)	4,174,648,931
Financing received from the Argentine Central Bank and others financial institutions	124,661	1,830	50,915,919	-	-	653,448	51,695,858
Negotiable bonds issued	357,109	89,486	66,850,944	-	-	-	67,297,539

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Other liabilities	206,664,068	45,881,883	118,226,120	11,653,198	105,362,698	92,882,928	580,670,895
Total Liabilities	2,053,625,696	965,760,017	1,644,729,195	11,653,198	105,362,698	93,182,419	4,874,313,223

4.	INCOME TAX

Tax inflation adjustment

Law 27,430 introduced an amendment establishing that the taxpayers referred to in subsections a) through e) of Article 53 of the current Income Tax Law, for the purpose of determining net taxable income, must deduct or incorporate into the taxable income of the fiscal year being settled the tax inflation adjustment. This adjustment would be applicable in the fiscal year in which the percentage variation of the Consumer Price Index, accumulated over the thirty-six (36) months prior to the close of the fiscal year being settled, exceeds one hundred percent (100%).

The positive or negative inflation adjustment, as the case may be, that must be calculated would be allocated as follows: for the first and second fiscal years beginning on or after January 1, 2019, one-sixth (1/6) would be allocated in that fiscal year, and the remaining five-sixths (5/6), in equal parts, in the five (5) immediately following fiscal years. Subsequently, for fiscal years beginning on or after January 1, 2021, the inflation adjustment will be fully applied (100%), without any deferral. Therefore, the full inflation adjustment calculated for this year must be included in the current fiscal year's return.

The Group, taking into account the jurisprudence on this matter reviewed by its legal and tax advisors, filed its annual income tax return for the 2020 fiscal year with the Federal Public Revenue Administration (AFIP), considering the full effect of the inflation adjustment.

Tax rate

On June 16, 2021, Law 27,630 was enacted, which establishes for capital companies a new structure of staggered rates for income tax with three segments in relation to the level of accumulated net taxable profit, applicable to fiscal years beginning on or after January 1st, 2021, inclusive.

The new tax rates under this treatment are:

• Up to $101,679 of accumulated net taxable income: a rate of 25% will be applied;

• More than $101,679 and up to $1,016,796 of accumulated net taxable income: a fixed amount of $25,420 will be applied plus a rate of 30% on the amount exceeding $101,679.

• More than $1,016,796 of accumulated net taxable income: a fixed amount of $299,955 will be applied plus a rate of 35% on the amount exceeding $1,016,796.

The amounts stipulated above will be adjusted annually, beginning January 1, 2022, based on the annual variation of the Consumer Price Index (CPI) published by the National Institute of Statistics and Censuses (INDEC), corresponding to the month of October of the year prior to the adjustment, compared to the same month of the previous year.

Dividend Tax: Dividends or profits distributed to individuals, undivided estates, or beneficiaries abroad will be taxed at a rate of 7%.

The evolution of income tax concepts for the years ended December 31, 2025 and 2024 is detailed in the following table:

	12/31/2025	12/31/2024
Current income tax	(4,703,463)	27,760,988
Income tax - deferred method	(46,231,995)	29,354,377
Subtotal	(50,935,458)	57,115,365
Subtotal – Income tax imputed to Income Statement	(48,056,037)	66,199,510
Subtotal – Income tax imputed to Other comprehensive income	(2,879,421)	(9,084,145)
Total Income Tax Charge	(50,935,458)	57,115,365

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The following is a reconciliation between the income tax charged to income as of December 31, 2025 and 2024, and that which would result from applying the current tax rate on the accounting profit:

	12/31/2025	12/31/2024
Income before taxes	(96,748,833)	231,001,782
Tax rate	35%	30%
Income for the year at tax rate	(33,676,495)	68,758,807
Permanent differences at tax rate:
- Contribution SGR (Mutual Guarantee Societies)	(17,500)	(3,875,038)
- Tax inflation adjustment	(13,105,369)	5,487,175
- Others	(1,472,793)	(4,469,056)
- Non-deductible results	216,120	297,622
Income tax	(48,056,037)	66,199,510

Deferred tax assets / (liabilities) are summarized as follows:

Items	Balance at 12/31/2024	(Charge)/Credit to Income	(Charge)/Credit to OCI	Balance at 12/31/2025
Shelters	796,284	690	-	796,974
Organizational and development costs	(21,168,859)	9,117,220	-	(12,051,639)
Intangible assets	(40,742)	(30,701)	-	(71,443)
Investments	(17,478,826)	11,557,838	2,922,220	(2,998,768)
Other	621,649	(568,405)	-	53,244
Retirement plans	46,438	(46,438)	-	-
Forecast of possible commitments	142,687	(19,112)	-	123,575
Forecast uncollectible debtors	17,057,188	33,732,933	-	50,790,121
Property, plant, and equipment	(10,146,818)	1,675,984	(42,799)	(8,513,633)
Shareholding	(2,715)	347	-	(2,368)
Valuation foreign currency	1,793	(1,418)	-	375
Forecasts passive	20,687,926	(15,518,635)	-	5,169,291
Costs of origination loans	-	3,378,605	-	3,378,605
Right to use leased property	2,827,616	1,540,834	-	4,368,450
Staff bonus	1,497,114	(1,497,114)	-	-
Adjustment for inflation	79,252	29,946	-	109,198
Subtotal	(5,080,013)	43,352,574	2,879,421	41,151,982
Broken	3,170,017	35,345,640	-	38,515,657
Total	(1,909,996)	78,698,214	2,879,421	79,667,639

Based on the Group’s analysis, the assets listed above are considered eligible for recognition as recoverable.

The estimated reversal time for deferred assets and liabilities is as follows:

12/31/2025
Deferred taxes to be recovered in more than 12 months	4,175,579
Deferred taxes to be recovered in 12 months	99,129,911
Subtotal – Deferred tax assets	103,305,490
Deferred taxes to be paid in more than 12 months	(20,565,272)
Deferred taxes to be paid in 12 months	(3,072,579)
Subtotal – Deferred tax liabilities	(23,637,851)
Total Net Assets by deferred Tax	79,667,639

5.FINANCIAL INSTRUMENTS

Financial instruments held by Grupo Supervielle as of December 31, 2025 and 2024:

Financial Instruments as of 12/31/2025	Fair value through profit or loss	Amortized Cost	Fair value through OCI	Total
Assets
- Cash and due from banks	-	1,599,186,464	-	1,599,186,464
- Debt securities at fair value through profit or loss	249,506,501	-	-	249,506,501
- Derivatives	9,910,637	-	-	9,910,637
- Reverse Repo	-	3,657,016	-	3,657,016
- Other financial assets	46,809,077	13,162,141	-	59,971,218
- Loans and other financing	-	3,766,090,216	-	3,766,090,216

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Financial Instruments as of 12/31/2025	Fair value through profit or loss	Amortized Cost	Fair value through OCI	Total
- Other debt securities	-	723,750,316	98,609,845	822,360,161
- Financial assets pledged as collateral	-	694,441,717	-	694,441,717
- Investments in Equity Instruments	4,306,274	-	1,399,669	5,705,943
Total Assets	310,532,489	6,800,287,870	100,009,514	7,210,829,873
Liabilities
- Deposits	-	5,118,886,479	-	5,118,886,479
- Liabilities at fair value through profit or loss	693,909	-	-	693,909
- Repo transactions	-	393,411,412	-	393,411,412
- Other financial liabilities	271,671,634	8,600,651	-	280,272,285
- Financing received from the Argentine Central Bank and other financial institutions	-	480,793,742	-	480,793,742
-Subordinated debt securities	-	174,866,398	-	174,866,398
Total Liabilities	272,365,543	6,176,558,682	-	6,448,924,225

Financial Instruments as of 12/31/2024	Fair value through profit or loss	Amortized Cost	Fair value through OCI	Total
Assets
- Cash and due from banks	-	858,981,662	-	858,981,662
- Debt securities at fair value through profit or loss	346,410,248	-	-	346,410,248
- Derivatives	6,087,827	-	-	6,087,827
- Other financial assets	22,573,471	16,848,897	-	39,422,368
- Loans and other financing	-	2,854,823,298	-	2,854,823,298
- Other debt securities	273,817,769	836,186,690	-	1,110,004,459
- Financial assets pledged as collateral	238,526,717	2,447	-	238,529,164
- Investments in Equity Instruments	68,878	-	866,079	934,957
Total Assets	887,484,910	4,566,842,994	866,079	5,455,193,983
Liabilities
- Deposits	-	4,174,648,931	-	4,174,648,931
- Derivatives	2,281,117	-	-	2,281,117
- Repo transactions	-	44,677,369	-	44,677,369
- Other financial liabilities	208,818,482	9,796,031	-	218,614,513
- Financing received from the Argentine Central Bank and other financial institutions	-	51,695,858	-	51,695,858
-Subordinated debt securities	-	67,297,539	-	67,297,539
Total Liabilities	211,099,599	4,348,115,728	-	4,559,215,327

6.	FAIR VALUES

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting year. If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, if all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

Grupo Superville’s financial instruments measured at fair value as of December 31, 2025 and 2024 are detailed below:

Instrument portfolio as of 12/31/2025	FV level 1	FV level 2	FV level 3	TOTAL

Assets
- Debt securities at fair value through profit or loss	243,188,707	6,317,794	-	249,506,501
- Derivatives	-	9,910,637	-	9,910,637

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

- Other financial assets	46,809,077	-	-	46,809,077
- Other debt securities	63,225,729	35,384,116	-	98,609,845
- Investments in Equity Instruments	4,306,274	-	1,399,669	5,705,943
Total Assets	357,529,787	51,612,547	1,399,669	410,542,003
Liabilities
- Liabilities at fair value through profit or loss	693,909	-	-	693,909
- Other financial liabilities	271,671,634	-	-	271,671,634
Total Liabilities	272,365,543	-	-	272,365,543

Instrument portfolio as of 12/31/2024	FV level 1	FV level 2	FV level 3	TOTAL
Assets
- Debt securities at fair value through profit or loss	337,225,295	9,184,953	-	346,410,248
- Derivatives	-	6,087,827	-	6,087,827
- Other financial assets	22,573,471	-	-	22,573,471
- Other debt securities	99,295,101	174,522,668	-	273,817,769
- Financial assets pledged as collateral	238,526,717	-	-	238,526,717
- Investments in Equity Instruments	68,878	-	866,079	934,957
Total Assets	697,689,462	189,795,448	866,079	888,350,989
Liabilities
- Derivatives	-	2,281,117	-	2,281,117
- Other financial liabilities	208,818,482	-	-	208,818,482
Total Liabilities	208,818,482	2,281,117	-	211,099,599

Below is shown the reconciliation of the financial instruments classified as Fair Value Level 3:

FV level 3	12/31/2024	Transfers	Additions	Disposals	P/L	12/31/2025
Assets
- Debt securities at fair value through profit or loss	866,079	-	35,936	(16,039)	513,693	1,399,669

The Group's policy is to recognize transfers between levels of fair values only at year-end dates.

Valuation techniques

Valuation techniques to determine fair values include the following:

-	Market or quoted prices for similar instruments.
-	The estimated present value of instruments.

All fair value estimates, except for equity instruments at level 3, are included in level 2. To do so, the Group uses valuation techniques through spot rate curves that estimate yield curves based on market prices, market. They are detailed below:

-	Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on quoted prices for similar assets (both in terms of issue, currency, and duration) in the active markets (A3 Market, Bolsar or secondary) through the linear interpolation of them. The Entity has used this technique to determine the fair value of the instruments issued by the B.C.R.A. and Treasury Bills without quotation at the end of this period.

-	Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the instrument’s price estimating volatility through market curves. The Entity has used this model to estimate prices in debt securities or financial instruments with variable interest rate.

The main data and aspects considered by the Group to determine fair values under the linear interpolation model have been:

- Prices of instruments quoted between the date on which the curve is estimated and the settlement date of the last available settlement.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

- Recommended rates in the last available tender.

- Only instruments that have traded with 24-hour settlement are considered.

- If the same stock has been listed on the A3 Market and Bolsar, the market listing that has traded a higher volume is considered.

- The yield curve is standardized based on a set of nodes, each of which has an associated maturity date.

- Instruments denominated in dollars are converted at the exchange rate on the date the species is traded.

Likewise, for the determination of fair values under the Nelson Siegel model, the main data and aspects considered by the Entity were:

- The Spot rate curves in pesos + BADLAR and the Spot rate curve in dollars are established from bonds predefined by the Financial Risk Management.

- The main source of prices for Bonds is A3 Market, without considering those corresponding to operations for its own portfolio.

The eligible bonus sets are not static, expanding with each new issue.

The Group periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Under IFRS, the estimated residual value of an instrument at inception is generally the transaction price. If the transaction price differs from the determined fair value, the difference will be recognized in the income statement proportionally for the duration of the instrument, unless it is a Level 1 instrument. Otherwise, the difference will be recognized in profit or loss from the inception date.

Fair Value of Other Financial Instruments

The following describes the methodologies and assumptions used to determine the fair values of financial instruments not recorded at their value in these financial statements:

- Assets whose fair value is like book value: For financial assets and liabilities that are liquid or have short-term maturities (less than three months), the book value is like fair value.

- Fixed rate financial instruments: The fair value of financial assets was determined by discounting future cash flows at the current market rates offered, for each year, for financial instruments with similar characteristics. The estimated fair value of deposits with a fixed interest rate was determined by discounting future cash flows using market interest rates for deposits with maturities like those of the Group's portfolio.

For listed assets and the quoted debt, fair value was determined based on market prices.

- Other financial instruments: In the case of financial assets and liabilities that are liquid or have a short term to maturity, it is estimated that their fair value is like their book value. This assumption also applies to savings deposits, current accounts, and others.

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of December 31,2025 and 2024:

Other Financial Instruments as of 12/31/2025	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	1,599,186,464	1,599,186,464	1,599,186,464	-	-
-Other financial assets	13,162,141	13,162,141	13,162,141	-	-
-Loans and other financing	3,766,090,216	4,012,008,834	-	-	4,012,008,834
-Reverse Repo Transactions	3,657,016	3,657,016	3,657,016	-	-
-Other Debt Securities	723,750,316	715,560,730	715,560,730	-	-
-Financial assets in as guarantee	694,441,717	680,687,200	680,687,200	-	-
	6,800,287,870	7,024,262,385	3,012,253,551	-	4,012,008,834
Financial Liabilities
-Deposits	5,118,886,479	5,136,751,125	-	-	5,136,751,125
-Other financial liabilities	8,600,651	8,600,651	8,600,651	-	-
- Repo transactions	393,411,412	393,411,412	393,411,412	-	-
-Financing received from the B.C.R.A. and other financial institutions	480,793,742	453,162,201	-	-	453,162,201
-Unsubordinated debt securities	174,866,398	176,412,406	176,412,406	-	-

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Other Financial Instruments as of 12/31/2025	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
	6,176,558,682	6,168,337,795	578,424,469	-	5,589,913,326

Other Financial Instruments as of 12/31/2024	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	858,981,662	858,981,662	858,981,662	-	-
-Other financial assets	16,848,897	16,848,897	16,848,897	-	-
-Loans and other financing	2,854,823,298	3,132,742,792	-	-	3,132,742,792
- Other Debt Securities	836,186,690	794,483,923	794,483,923	-	-
-Financial assets pledged as collateral	2,447	2,447	2,447	-	-
	4,566,842,994	4,803,059,721	1,670,316,929	-	3,132,742,792
Financial Liabilities
-Deposits	4,174,648,931	4,206,034,138	-	-	4,206,034,138
-Other financial liabilities	9,796,031	9,796,031	9,796,031	-	-
-Repo transactions	44,677,369	44,677,369	44,677,369	-	-
-Finances received from the B.C.R.A. and other financial institutions	51,695,858	51,598,312	51,598,312	-	-
-Unsubordinated debt securities	67,297,539	67,297,531	67,297,531	-	-
	4,348,115,728	4,379,403,381	173,369,243	-	4,206,034,138

Fair Value of Equity instruments

The following are the equity instruments measured at Fair Value through in profit or loss as of December 31, 2025 and 2024:

Details	12/31/2025	12/31/2024
A3 Mercados S.A.	4,294,797	-
Cedear SPDR Dow Jones Ind	3,606	3,261
Cedear SPDR S&P	3,448	3,041
Cedear Financial Select Sector	3,278	2,940
Cedear Ishares MSCI Brasil	1,145	830
Ternium Arg S.A.Ords."A"1 Voto Esc	-	29,856
Holcim Arg	-	14,273
Aluar SA	-	4,129
Grupo Financiero Galicia S.A	-	10,548
Total	4,306,274	68,878

The following are the equity instruments measured at Fair Value through in Other Comprehensive Income as of December 31, 2025 and 2024:

Detail	12/31/2025	12/31/2024
Mercado Abierto Electrónico S.A.	-	5,982
Play Digital S.A.	99,170	148,670
Seguro de Depósitos S.A.	126,834	74,879
Compensador Electrónica S.A.	1,148,521	599,364
Provincanje S.A.	-	10,057
Cuyo Aval Sociedad de Garantía Recíproca	17,262	20,038
Argencontrol S.A.	2,538	3,339
IEBA S.A.	61	80
Otras Sociedades de Garantía Recíproca	5,283	3,670
Total	1,399,669	866,079

Detail	Fair value 12/31/2024	Additions	Disposals	Income through OCI	Fair value 12/31/2025
Mercado Abierto Electrónico S.A.	5,982	-	(5,982)	-	-
Play Digital S.A.	148,670	-	-	(49,500)	99,170
Seguro de Depósitos S.A.	74,879	-	-	51,955	126,834

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Detail	Fair value 12/31/2024	Additions	Disposals	Income through OCI	Fair value 12/31/2025
Compensadora Electrónica S.A.	599,364	28,232	-	520,925	1,148,521
Provincanje S.A.	10,057	-	(10,057)	-	-
Cuyo Aval Sociedad de Garantía Recíproca	20,038	-	-	(2,776)	17,262
Argencontrol S.A.	3,339	-	-	(801)	2,538
IEBA S.A.	80	-	-	(19)	61
Otras Sociedades de Garantía Recíproca	3,670	7,704	-	(6,091)	5,283
Total	866,079	35,936	(16,039)	513,693	1,399,669

7.	TRANSFER OF FINANCIAL ASSETS

When the Group transfers a financial asset under an agreement that meets the requirements to derecognize said asset but still has the management right in exchange for a commission, the asset or liability is recognized for the commission established in the contract.

When derecognition of the financial asset, the difference between the book value and the value received in exchange is charged to results.

As of December 31, 2025, the Group carried out non-recourse portfolio assignments (see Note 1.2.9).

8.	NON-CONTROLLING INTEREST

The movements in the Group's significant non-controlled interests as of December 31, 2025 and 2024, were:

	12/31/2025	12/31/2024
Balance at the beginning	1,432,252	786,901
Share premium in subsidiaries	(536,835)	536,835
Participation in profit for the year	(110,402)	127,259
Participation in OCI for the year	(5,448)	(18,743)
Balance at closing	779,567	1,432,252

9.	LONG-TERM BENEFIT OBLIGATIONS

On December 31, 2025 and 2024, the recorded balances for long-term benefits amounted to $12,249,637 and $ 5,962,917, respectively. The amount of the period recognized as an expense in respect of staff retirement benefits as of 31 December 2025 and 2024 was $11,112,700 y $ 3,588,894, respectively.

The evolution during the exercises is detailed below:

	12/31/2025	12/31/2024
Balance at the beginning	5,962,917	12,010,636
Discharges from the exercise	11,112,700	3,588,894
Benefits paid to participants	(2,893,337)	(3,248,738)
Monetary result benefits paid to participants	(1,932,643)	(6,387,875)
Balance at closing	12,249,637	5,962,917

10.	CASH AND DUE FROM BANKS

The composition of cash on December 31, 2025 and 2024 is as follows:

Items	12/31/2025	12/31/2024	12/31/2023
Cash and due from banks	1,599,186,464	858,981,662	656,287,173
Debt securities at fair value through profit or loss	133,028,981	143,866,688	51,650,187
Money Market Funds	6,014,288	524,108	13,221,421
Cash and cash equivalents	1,738,229,733	1,003,372,458	721,158,781

For their part, the reconciliations between the balances of those items considered cash equivalents in the Statement of Cash Flow and those reported in the Statement of Financial Position as of the indicated dates are set out below:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Items	12/31/2025	12/31/2024	12/31/2023
Cash and due from Banks
As per Statement of Financial Position	1,599,186,464	858,981,662	656,287,173
As per the Statement of Cash Flows	1,599,186,464	858,981,662	656,287,173
Debt securities at fair value through profit or loss
As per Statement of Financial Position	249,506,501	346,410,248	96,058,891
Securities not considered as cash equivalents	(116,477,520)	(202,543,560)	(44,408,704)
As per the Statement of Cash Flows	133,028,981	143,866,688	51,650,187
Money Market Funds
As per Statement of Financial Position – Other financial assets	59,971,218	39,422,368	133,468,791
Other financial assets not considered as cash	(53,956,930)	(38,898,260)	(120,247,370)
As per the Statement of Cash Flow	6,014,288	524,108	13,221,421

The reconciliation of funding activities as of December 31,2025 and 2024 is presented below:

Items	Balances at 12/31/2024	Cash Flows		Other non-cash movements	Balances at 12/31/2025
		Collections	Payments
Unsubordinated debt securities	67,297,539	459,315,760	(355,803,167)	4,056,266	174,866,398
Financing received from the Argentine Central Bank and other financial institutions	51,695,858	9,326,777,805	(8,897,679,921)	-	480,793,742
Lease Liabilities	8,068,276	-	(15,222,513)	19,450,325	12,296,088
Total	127,061,673	9,786,093,565	(9,268,705,601)	23,506,591	667,956,228

11.	RELATED PARTY TRANSACTIONS

Related parties are all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise considerable influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it. On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

Finally, those cases in which the Group has considerable influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them. For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Additionally, related parties are the key personnel of the Group's Management (members of the Board and managers of the Group and its subsidiaries), as well as the entities over which key personnel may exercise considerable influence or control.

Controlling Entity

The majority shareholder of the Group is Mr. Julio Patricio Supervielle, whose registered address is 330 Reconquista Street, Autonomous City of Buenos Aires. Mr. Julio Patricio Supervielle's stake in the Group's capital is 25.28% as of December 31, 2025, and 24.60% as of December 31, 2024. His voting rights within the Group are 51.97% as of December 31, 2025, and 51.06% as of December 31, 2024.

Remuneration of key personnel

The remuneration received by the Group's key personnel as of December 31, 2025 and 2024 amounts to 15,295 million and 21,865 million respectively.

Transactions with related parties

The financings, including those that were restructured, were granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time to grant credit to non-related parties. Likewise, they did not imply a risk of bad debts greater than normal, nor did they present any other type of unfavorable conditions.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The following table shows the total credit assistance granted by the Group to key personnel, main shareholder trustees, their relatives up to the second degree of consanguinity or first degree of affinity (according to the definition of a related natural person of the Central Bank,) and any company linked to any of the above whose consolidation is not required:

	12/31/2025	12/31/2024
Aggregate total financial exposure	10,228,193	5,161,033
Number of beneficiary related parties	72	79
(a) individuals	59	67
(b) companies	13	12
Average total financial exposure	142,058	65,330
Higher individual exposure	6,104,742	2,238,987

The financing, including those that were restructured, was granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time for granting credit to unrelated parties. Likewise, they did not imply a risk of bad debts greater than normal, nor did they present other types of unfavorable conditions.

12.	FINANCE LEASES

12.1 The Group as lessee

The information on leases in which the Group acts as lessee is set out below.

(i)  Amounts recognized in the statement of financial position

	12/31/2025	12/31/2024
Right-of-use asset
Land and buildings	27,991,619	26,337,613
Lease liability
Current	9,482,795	6,104,516
Non-current	2,813,293	1,963,760
Total	12,296,088	8,068,276

(ii)  Amounts recognized in the income statement

Depreciation of right of use	12/31/2025
Buildings	11,840,607
Interest on lease liabilities (other operating expenses)	3,599,457

(iii) the Entity’s leasing activities and how they are accounted for under IFRS 16.

The Group leases several branches. Rental contracts are generally for fixed periods of 1 to 3 years but may have extension options as described in (iv) below.

Contracts may contain lease components or not. he Group assigns consideration in the contract to the lease and non-lease components based on their independent relative prices. However, for the leases of real estate for which the Group is a lessee, it has chosen not to separate the lease components and those that are not and instead counts them as a single lease component.

Lease terms are negotiated individually and contain a wide range of different terms and conditions. Lease agreements do not impose other obligations to do or not do, other than the leased assets owned by the lessor. Leased assets cannot be used as collateral for obtaining loans.

Assets and liabilities arising from leases are initially measured based on the present value.

Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including fixed payments in substance), less any incentives receivable;
●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
●	amounts expected to be payable by the Group under residual value guarantees;
●	the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

●	payments of penalties for terminating the lease, if the lease term reflects the Group exercising an option to terminate the lease.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be easily determined, which is generally the case with leases in the Group, the lessee's incremental borrowing rate is used, which is the rate that the individual lessee would have to pay to borrow the necessary funds to obtain an asset of similar value to the asset by right of use in a similar economic environment with similar terms, security and conditions.

To determine the incremental interest rate, the Group:

●	whenever possible, uses the external financing recently received as a starting point, adjusted to reflect changes in financing conditions since the external financing was received,
●	uses a rate determination approach that begins with a risk-free interest rate adjusted for credit risk for leases that the Entity already has for those cases in which it does not have recent third-party financing, and
●	makes specific adjustments for the lease, for example, term, currency, and guarantee.

The Group is exposed to probable future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they become effective. When adjustments to lease payments based on an index or rate become effective, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between capital and financial cost. The financial cost is charged to income during the lease period to produce a constant periodic interest rate on the remaining balance of the liability for each period.

The right-of-use assets are measured at cost comprising the following:

●	the amount of the initial measurement of the lease liability;
●	any lease payment made at or before the commencement date, less any lease incentives received
●	any initial direct costs, and
●	an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

The right-of-use assets are generally depreciated during the shortest useful life of the asset and the lease term in a linear fashion.

Payments associated with short-term leases of equipment and all leases of low-value assets are recognized linearly as an expense in income. Short-term leases are leases with a lease term of 12 months or less and that does not contain a purchase option. Low-value assets include computer equipment and small items of office furniture.

(iv) Extension and termination options

Extension and termination options are included in several property leases. These are used to maximize operational flexibility in terms of managing the assets used in operations. Most of the extension and termination options maintained are exercisable only by the Group and not by the respective lessor.

12.2 The Group as lessor

The following is a breakdown of the maturities of the Group's financial and operating leases receivables and of the current values as of December 31, 2025 and 2024:

Financial Lease Receivables	12/31/2025	12/31/2024
Up to 1 year	72,117,646	24,368,411
More than a year up to two years	61,684,660	22,035,370
From two to three years	41,977,085	16,712,694
From three to five years	34,607,371	19,077,300
More than five years	335,101	4,547,201
Total	210,721,863	86,740,976
Unearned financial income	(103,108,469)	(5,350,234)
Net investment in the lease	107,613,394	81,390,742

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Operating Lease Receivables	12/31/2025	12/31/2024
Up to 1 year	686,110	438,461
More than a year up to two years	289,813	383,046
From two to three years	-	156,327
Total	975,923	977,834

The balance of allowance for loan losses related to finance leases amounts to 3,617,559 and 801,293 as of December 31, 2025 and 2024.

13.	COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

	12/31/2025	12/31/2024
13.1 Debt securities at fair value through profit or loss
Government securities	232,435,983	319,411,492
Corporate securities	17,070,518	25,704,220
Securities issued by the Argentine Central Bank	-	1,294,536
	249,506,501	346,410,248
13.2 Derivatives
Debtor balances related to forward operations in foreign currency to be settled in pesos	9,910,637	5,914,665
Debtor balances related to forward operations in foreign currency	-	173,162
	9,910,637	6,087,827
13.3 Repo Transactions
Financial debtors for stock market collateral transactions	3,649,693	-
Accrued interest receivable for active repos	7,323	-
	3,657,016	-
13.4 Other financial assets
Participation Certificates in Financial Trusts	367,581	1,587,174
Investments in Asset Management and Other Services	5,498,807	5,039,415
Other investments	8,296,522	3,390,840
Receivable from spot sales pending settlement	12,899,276	11,962,221
Several debtors	32,856,711	16,470,374
Miscellaneous debtors for credit card operations	607,764	1,708,501
Allowances for loan losses	(555,443)	(736,157)
	59,971,218	39,422,368
13.5 Loans and other financing
Non-financial public sector	8,735,442	4,251,438
Overdrafts	5,525,389	1,330,610
Promissory notes	192,530	303,957
Credit card loans	52,663	34,378
Other	2,964,860	2,582,493
Other financial entities	332,055,174	26,797,635
Overdrafts	191	-
Promissory notes	315,085,575	-
Unsecured corporate loans	4,057,534	-
Credit card loans	7,397	20,762
Other	13,335,041	26,823,919
Less: allowances (Schedule R)	(430,564)	(47,046)
Non-financial private sector and foreign residents	3,425,299,600	2,823,774,225
Loans	3,536,258,700	2,801,094,840
Overdrafts	379,563,086	108,434,959
Promissory notes	380,019,051	405,252,149
Unsecured corporate loans	425,741,854	409,343,685
Mortgage loans	371,665,373	350,875,423
Automobile and other secured loans	281,705,452	259,633,295
Personal loans	491,524,560	392,556,028
Credit card loans	373,367,509	366,173,386
Foreign trade loans	765,366,281	478,146,832
Other	70,121,510	28,810,009
IFRS adjustments	(2,815,976)	1,869,074
Receivables from financial leases	107,613,394	81,390,742
Receivables from financial leases	109,766,225	83,229,370
IFRS adjustments	(2,152,831)	(1,838,628)

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2025	12/31/2024
Other loans through financial intermediation	12,448,482	6,078,841
Less: allowances (Schedule R)	(231,020,976)	(64,790,198)
	3,766,090,216	2,854,823,298

As of 31 December 2025, and 2024, the Group also retains the following potential liabilities:
Other guarantees given	93,194,011	145,175,554
Responsibilities for foreign trade operations	16,401,455	38,039,563
Promissory notes	11,852,159	20,760,111
Overdrafts	769,429	27,304,943
Total Eventual Responsibilities	122,217,054	231,280,171
On the other hand, the Group has the following collateral on the loans and other financing granted on the dates indicated:
	12/31/2025	12/31/2024
Guarantees received	1,365,146,345	1,103,560,036

The classification of loans and other financing, by situation and guarantees received, is detailed in Schedule B.

The concentration of loans and other financing is detailed in Schedule C.

The opening by term of loans and other financing is detailed in Schedule D.

The movements in the provision for bad debts of loans and other financing are detailed in Schedule R.

The movements in the provision for bad debts of loans and other financing are detailed in Schedule R.

The movements in the provision for bad debts of loans and other financing are detailed in Schedule R.

	12/31/2025	12/31/2024
13.6 Other debt securities
Negotiable obligations	74,224,674	99,542,066
Debt securities from financial trusts	23,485,091	23,269,431
Government securities	719,638,827	863,984,171
Securities issued by Argentine Central Bank	1,443,732	-
Liquidity tax bills	-	118,641,674
Others	3,888,981	5,038,363
Allowances for loan losses (Schedule R)	(321,144)	(471,246)
	822,360,161	1,110,004,459
13.7 Financial assets pledged as collateral
Government in guarantee for repo operations	418,337,687	11,170,041
Special guarantees accounts in the Argentine Central Bank	77,367,345	71,397,982
Deposits in guarantee	198,736,685	155,961,141
	694,441,717	238,529,164
13.8 Other non-financial assets
Other miscellaneous assets	19,969,674	22,469,172
Loans to employees	4,203,931	4,643,058
Payments in advance	13,544,989	12,661,660
Works of art and collector´s pieces	718,614	722,168
Retirement plan	72,237	1,011,801
Other non-financial assets	2,782,181	1,058,633
Insurance contract asset	2,663,228	4,188,850
	43,954,854	46,755,342

13.9 Deposits
Non-financial sector	131,280,895	190,358,730
Financial sector	744,014	243,730
Current accounts	602,437,789	507,855,711
Special checking accounts	1,756,294,844	1,283,546,247
Savings accounts	1,011,081,613	936,408,041
Time deposits and investments accounts	1,407,375,180	959,243,184
Investment accounts	133,049,381	222,602,406
Others	51,905,925	45,863,264
Interest and adjustments	24,716,838	28,527,618
	5,118,886,479	4,174,648,931

13.10 Liabilities at fair value through profit or loss

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2025	12/31/2024
Liabilities for transactions in local currency	693,909	-
	693,909	-

13.11 Other financial liabilities
Amounts payable for spot transactions pending settlement	69,448,363	8,427,535
Collections and other operations on behalf of third parties	192,155,577	193,067,475
Unpaid fees	10,731	200
Financial guarantee contracts	198,334	193,373
Lease liability	12,296,088	8,068,276
Others	6,163,192	8,857,654
	280,272,285	218,614,513
13.12 Financing received from the Argentine Central Bank and other financial institutions
Financing received from local financial institutions	104,171,482	20,540,967
Financing received from international institutions	376,622,260	31,154,891
	480,793,742	51,695,858
13.13 Provisions
Other contingencies	8,611,596	48,474,615
Provision for unused balances of credit cards (Schedule R)	3,903,686	4,271,775
Provision for eventual commitments (Schedule R)	353,073	276,150
Provision for revocable agreed current account advances (Schedule R)	1,022,473	390,005
	13,890,828	53,412,545
13.14 Other non-financial liabilities
Payroll and social securities	162,620,058	152,612,469
Sundry creditors	61,020,615	44,949,437
Taxe payable	81,206,916	44,577,954
Social security payment orders pending settlement	4,205,131	8,163,333
Revenue from contracts with customers (1)	-	608,279
Contribution to the deposit guarantee fund	775,937	987,121
Other non-financial liabilities	212,102	766,607
Liability for reinsurance contracts	541,432	229,238
Obligations under a stock option plan	9,653,158	-
	320,235,349	252,894,438

13.15 Derivative instruments
Amounts payable for spot and forward transactions pending settlement	-	2,281,117
	-	2,281,117

13.16 Repo transactions
Financial creditors for liabilities of government bonds	391,980,701	44,659,409
Accrued interest to be paid on passive passes	1,430,711	17,960
	393,411,412	44,677,369

13.17 Interest income
Interest on overdrafts	108,911,966	109,482,955
Interest on promissory notes	145,066,738	122,386,763
Interest on personal loans	297,636,833	154,073,612
Interest on corporate unsecured loans	181,774,226	199,442,192
Interest on credit card loans	100,237,249	64,934,866
Interest on mortgage loans	118,950,801	191,952,162
Interest on automobile and other secured loans	147,429,426	74,860,118
Interest on foreign trade loans and other secured loans	40,276,677	12,616,962
Interest on financial leases	48,669,939	36,070,280
Interest on public and private securities measured at amortized cost	539,333,668	684,426,704
Others	26,793,387	571,922,709
	1,755,080,910	2,222,169,323
13.18 Interest Expenses
Interest on current accounts deposits	309,784,773	512,059,715
Interest on time deposits	419,616,634	620,752,662
Interest on other financial liabilities	142,428,823	16,118,852
Interest from the financial sector	2,593,067	2,824,358
Others	72,703,282	16,415,311

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2025	12/31/2024
	947,126,579	1,168,170,898
13.19 Net income from financial instruments at fair value through profit or loss
Income from corporate and government securities	80,670,250	175,906,618
Result of instruments issued by the BCRA.	1,026,554	-
Derivatives	(5,913,490)	9,661,716
	75,783,314	185,568,334

13.20 Result from derecognition of financial assets measured at amortized cost
Result from derecognition of Debt Securities	5,063,724	107,953,651
	5,063,724	107,953,651
13.21 Service Fees Income
Commissions from deposit accounts	96,736,753	83,922,297
Commissions from credit and debit cards	54,206,298	55,654,295
Commissions from loans operations	837,966	589,796
Commissions from miscellaneous operations	113,685,518	115,573,642
Others	2,061,972	1,705,741
	267,528,507	257,445,771
13.22 Services Fees expenses
Commissions paid	57,313,214	54,038,561
Export and foreign currency operations	1,688,961	1,975,537
	59,002,175	56,014,098
13.23 Other operating incomes
Reversal off allowances for loan losses and assets written down	8,428,118	6,061,546
Rental from safety boxes	9,250,999	5,570,523
Commissions from trust services	166,606	648,264
Other credits adjustments	6,265,417	5,795,206
Sales of property, plant and equipment	-	165,638
Punitive interest	8,434,944	4,084,730
Others	32,424,208	29,020,879
	64,970,292	51,346,786
13.24 Personnel expenses
Payroll and social securities	302,965,011	361,971,540
Others expenses	24,287,731	23,893,800
	327,252,742	385,865,340

13.25 Administration expenses
Directors´ and statutory auditors ‘fees	6,482,231	6,628,803
Professional fees	54,527,948	62,248,074
Advertising and publicity	23,617,637	22,238,624
Taxes	51,544,990	52,847,464
Maintenance, security and services	53,549,912	60,066,187
Rent	154,270	148,087
Others	31,930,467	25,147,924
	221,807,455	229,325,163

13.26 Depreciation and impairment of non-financial assets
Depreciation of property, plant and equipment (Schedule F)	10,857,312	12,601,633
Depreciation of other non-financial assets	7,874,229	8,200,229
Amortization of intangible assets (Schedule G)	42,833,000	35,160,600
Depreciation of right-of-use assets (Schedule F)	11,840,607	12,779,528
Loss from sale or impairment of property, plant and equipment	451,367	431,771
	73,856,515	69,173,761
13.27 Other operating expenses
Credit card related promotions	24,638,887	27,371,236
Gross income tax	122,247,570	108,403,482
Result on initial recognition of loans	16,081,964	1,305,700
Loan and credit card balance adjustments	4,000,056	2,152,207
Interest on liabilities for finance leases	3,599,457	2,526,891
Coverage services	180,544	179,734
Deposit guarantee fund contributions	7,984,540	5,658,584

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2025	12/31/2024
Miscellaneous loss provision	7,054,184	71,504,234
Impairment of investment property	668,493	13,403,341
Other allowances	1,866,894	904,848
Other	14,494,850	22,417,309
	202,817,439	255,827,566

14.	CONSIDERATIONS OF RESULTS

The Annual Ordinary and Extraordinary Shareholders' Meeting held on April 22, 2025 approved the allocation of profits for the year ending December 31, 2024 as follows: (i) legal reserve for thousands of pesos 8,220,331, (ii) optional reserve for thousands of pesos 123,304,971 and (iii) reserve for future dividends for thousands of pesos 32,881,325, subsequently released for the payment of dividends.

15.	COMMITMENTS AND CONTINGENCIES

International Financial Reporting Standards result in a contingent liability consisting of (i) a possible obligation, arising from past events, the existence of which must be confirmed by the occurrence of one or more future events of an uncertain nature, which are not have under the control of the Group or (ii) a present obligation that has not been probable or whose amount cannot be measured or estimated with sufficient reliability.

The provisions recorded are detailed below:

	12/31/2025	12/31/2024
Legal issues	2,656,006	5,226,668
Labor lawsuits	510,481	761,885
Tax	4,946,161	42,023,567
Unused Balances of Credit Cards	3,903,686	4,271,775
Judicial Deposits	392,996	365,778
Eventual commitments	353,073	276,150
Others	1,128,425	486,722
Total	13,890,828	53,412,545

16.	INSURANCE

16.1   Assets and liabilities related to insurances activities

The following details the opening of assets and liabilities of insurance contracts as of December 31, 2025 and 2024. Insurance results for the fiscal years ending on that date are also detailed:

	12/31/2025	12/31/2024
Insurance contract assets
Assets for remaining coverage	2,841,301	6,383,998
Liabilities for incurred claim - present value of future cash flow	(640,512)	(2,406,240)
Liabilities for incurred claim - Risk adjustment for non-financial risks	(73,364)	(119,954)
Net balance	2,127,425	3,857,804
Insurance contract liabilities
Assets for remaining coverage	1,520,853	-
Liabilities for incurred claim - present value of future cash flow	(1,820,956)	-
Liabilities for incurred claim - Risk adjustment for non-financial risks	(169,898)	-
Net balance	(470,001)	-
Reinsurance contracts assets
Assets for remaining coverage	2,481	(79,760)
Claims incurred for contracts under PAA	326,304	186,481
Net balance	328,785	106,721
Reinsurance contracts liabilities
Liabilities for remaining coverage	-	(25,273)
Incurred claims for contracts under PAA	-	1,796
Net Balance	-	(23,477)
Balances from brokers operations
Assets from brokers transaction	207,018	224,325

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2025	12/31/2024
Liabilities from brokers liabilities	(71,431)	(205,761)
Net Balance	135,587	18,564

Assets	2,663,228	4,188,850
Liabilities	(541,432)	(229,238)

16.2    Income from insurances activities

The composition of the item “Result for insurance activities” as of December 31, 2025 and 2024 is as follows:

	31/12/2025	31/12/2024
Insurance revenue from contracts measured under the PAA	52,198,864	53,656,427
Insurance revenue	52,198,864	53,656,427
Incurred claims	(11,972,109)	(8,962,324)
Acquisition and administrative expenses	(14,703,304)	(17,318,937)
Insurance service expenses	(26,675,413)	(26,281,261)
Allocation of reinsurance premium	(320,412)	(394,538)
Amounts receivable from reinsurers for claims incurred	1,123,096	204,022
Net expenses from reinsurance contracts held	802,684	(190,516)
Insurance service result – IFRS 17	26,326,135	27,184,650
Broker activities operations	10,158,176	5,695,618
Income from insurance activities	36,484,311	32,880,268

Reconciliation of the liability for remaining coverage and the liability for incurred claims

     The reconciliation of the remaining coverage liability and the liability for claims incurred as of December 31, 2025 and 2024 is detailed below:

		Incurred claims for contracts under the PAA
	Remaining coverage	Present value of future cash flows	Total 12/31/2025
Beginning balance of liabilities under reinsurance contracts	(25,273)	1,797	(23,476)
Beginning balance of assets under reinsurance contracts	(79,760)	186,480	106,720
Net balance as of 1 January	(105,033)	188,277	83,244
Net income (expenses) from reinsurance contracts held
Allocation of reinsurance premiums	(320,412)	-	(320,412)
Amounts recoverable from reinsurers for incurred claims	—	1,123,096	1,123,096
Net income (expenses) from reinsurance contracts held	(320,412)	1,123,096	802,684
IAS29 + finance income from reinsurance contracts held	(26,090)	(23,551)	(49,641)
Total amounts recognized in comprehensive income	(346,502)	1,099,545	753,043
Cash flows
Premiums paid net of ceding commissions and other directly attributable expenses paid	454,016	-	454,016
Recoveries from reinsurance	-	(961,518)	(961,518)
Total cash flows	454,016	(961,518)	(507,502)
Net balance as of 31 December	2,481	326,304	328,785
Balance at closing of assets by reinsurance contract	2,481	326,304	328,785
Net balance as of 31 December	2,481	326,304	328,785

		Incurred claims for contracts under the PAA
	Remaining coverage	Present value of future cash flows	Total 12/31/2024
Beginning balance of assets under reinsurance contracts	(71,027)	56,611	(14,416)
Net balance as of 1 January	(71,027)	56,611	(14,416)
Net income (expenses) from reinsurance contracts held
Allocation of reinsurance premiums	(394,538)	-	(394,538)
Amounts recoverable from reinsurers for incurred claims	-	204,022	204,022
Net income (expenses) from reinsurance contracts held	(394,538)	204,022	(190,516)

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

IAS29 + finance income from reinsurance contracts held	82,386	(29,588)	52,798
Total amounts recognized in comprehensive income	(312,152)	174,434	(137,718)
Cash flows
Premiums paid net of ceding commissions and other directly attributable expenses paid	278,146	-	278,146
Recoveries from reinsurance	-	(42,768)	(42,768)
Total cash flows	278,146	(42,768)	235,378
Net balance as of 31 December	(105,033)	188,277	83,244
Balance at closing of liabilities by reinsurance contract	(25,273)	1,797	(23,476)
Balance at closing of assets by reinsurance contract	(79,760)	186,480	106,720
Net balance as of 31 December	(105,033)	188,277	83,244

		LIC for contracts under the PAA
Insurance contracts issued	LRC	Present value of future cash flows	Risk adj. for non-fin. risk	Total 12/31/2025
Opening insurance contract assets	6,383,998	(2,406,240)	(119,954)	3,857,804
Net balance as of 1 January	6,383,998	(2,406,240)	(119,954)	3,857,804
Insurance revenue	52,198,864	-	-	52,198,864
Insurance service expenses	-	-	-	-
Incurred claims and other directly attributable expenses	-	(23,447,572)	(152,077)	(23,599,649)
Insurance acquisition cashflows	(3,075,764)	-	-	(3,075,764)
Insurance service expenses	(3,075,764)	(23,447,572)	(152,077)	(26,675,413)
Insurance service result	49,123,100	(23,447,572)	(152,077)	25,523,451
IAS29 + net financial expenses for insurance contracts	(3,865,440)	147,948	28,769	(3,688,723)
Total amounts recognized in comprehensive income	45,257,660	(23,299,624)	(123,308)	21,834,728
Cash flows
Premiums received	(49,469,747)	-	-	(49,469,747)
Claims and other directly attributable expenses paid	-	23,244,396	-	23,244,396
Insurance acquisition cashflows	2,190,243	-	-	2,190,243
Total cash flows	(47,279,504)	23,244,396	-	(24,035,108)
Net balance as of 31 December	4,362,154	(2,461,468)	(243,262)	1,657,424
Closing insurance contract assets	2,841,301	(640,512)	(73,364)	2,127,425
Closing insurance contract liabilities	1,520,853	(1,820,956)	(169,898)	(470,001)
Net balance as of 31 December	4,362,154	(2,461,468)	(243,262)	1,657,424

		LIC for contracts under the PAA
Insurance contracts issued	LRC	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Opening insurance contract assets	4,936,104	(1,470,553)	(65,021)	3,400,530
Net balance as of 1 January	4,936,104	(1,470,553)	(65,021)	3,400,530
Insurance revenue	53,656,427	-	-	53,656,427
Insurance service expenses	-	-	-	-
Incurred claims and other directly attributable expenses	-	(20,510,225)	(90,095)	(20,600,320)
Insurance acquisition cashflows	(5,680,941)	-	-	(5,680,941)
Insurance service expenses	(5,680,941)	(20,510,225)	(90,095)	(26,281,261)
Insurance service result	47,975,486	(20,510,225)	(90,095)	27,375,166
IAS29 + net financial expenses for insurance contracts	(10,634,744)	379,970	35,162	(10,219,612)
Total amounts recognized in comprehensive income	37,340,742	(20,130,255)	(54,933)	17,155,554
Cash flows
Premiums received	(38,906,564)	-	-	(38,906,564)
Claims and other directly attributable expenses paid	-	19,194,568	-	19,194,568
Insurance acquisition cashflows	3,013,716	-	-	3,013,716
Total cash flows	(35,892,848)	19,194,568	-	(16,698,280)
Net balance as of 31 December	6,383,998	(2,406,240)	(119,954)	3,857,804
Closing insurance contract assets	6,383,998	(2,406,240)	(119,954)	3,857,804
Net balance as of 31 December	6,383,998	(2,406,240)	(119,954)	3,857,804

17.	MUTUAL FUNDS

As of December 31, 2025, and 2024, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A. In accordance with CNV General Resolution No, 622/13, below are the portfolio, net worth, and number of units of the Mutual Funds mentioned earlier.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Asset Management and Other Services	Portfolio		Net Worth		Number of Units
	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Premier Renta C.P. Pesos	848,342,095	1,318,329,583	846,006,675	1,315,785,330	19,804,672,281	37,855,465,497
Premier Renta Plus en Pesos	4,317,611	7,515,585	4,242,597	7,314,429	26,806,879	43,958,215
Premier Renta Fija Ahorro	108,026,538	170,099,695	105,860,805	167,911,762	1,689,201,074	5,655,719,913
Premier Renta Fija Crecimiento	3,885,599	41,601,626	3,882,196	41,575,251	819,321,553	8,317,856,855
Premier Renta Variable	15,392,704	28,656,035	15,292,830	28,487,701	11,054,818	18,349,372
Premier FCI Abierto Pymes	16,143,160	14,160,799	15,146,323	13,985,901	138,990,435	139,528,670
Premier Commodities	9,840,126	4,709,019	9,155,592	4,661,171	24,543,351	16,554,885
Premier Capital	17,357,793	38,826,221	16,893,663	38,447,256	113,633,582	273,412,236
Premier Inversión	581,357	2,676,454	577,392	2,673,138	53,914,673	199,211,087
Premier Balanceado	-	2,327	-	1,029	-	-
Premier Renta Mixta	16,365,327	15,745,550	13,166,414	15,688,128	223,735,897	421,471,713
Premier Rta Mixta en USD	14,023,037	20,710,458	13,983,976	20,577,351	9,519,900	15,844,726
Premier Performance en USD	72,307,212	122,475,304	71,967,393	121,320,799	29,454,473	60,957,323
Premier Global USD	111,402	277,081	103,352	270,291	84,820	185,545
Premier Estratégico	9,116,480	21,820,371	9,107,510	21,799,934	341,690,142	832,710,848
Premier FCI Sustentable ASG	886,284	767,128	881,196	761,308	219,149,510	207,677,759
Premier Corto Plazo en USD	29,763,068	-	29,755,966	-	20,236,593	-

18.	ADDITIONAL INFORMATION REQUIRED BY THE B.C.R.A.

18.1. Contribution to the deposit insurance system

Law No. 24485 and Decree No. 540/95 established the Deposit Guarantee Insurance System to cover the risk of bank deposits in addition to the system of privileges and protection provided for in the Financial Institutions Law.

Decree No. 1127/98 of September 24, 1998, established the maximum coverage limit of the guarantee system, extending to demand and time deposits in pesos and/or foreign currency. Until December 31, 2022, this limit was $1,500, as established by Communication “A” 6973. Effective January 1, 2023, with the issuance of Communication “A” 7661, the limit was increased to $6,000. Effective April 1, 2024, with the implementation of Communication “A” 7985, the new limit is set at $25,000, an amount that remains in effect until December 31, 2025.

The following are not included in this regime: deposits made by other financial institutions (including fixed-term certificates acquired through secondary trading), deposits made by persons directly or indirectly related to the institution, deposits of securities, acceptances, or guarantees, and demand deposits agreed upon at a rate higher than that periodically established by the Central Bank of Argentina (BCRA) based on the daily survey conducted by said institution (*), as well as time deposits and investments that exceed by 1.3 times said rate or the reference rate plus 5 percentage points, whichever is higher (*). Also excluded are deposits whose ownership has been acquired through endorsement and investments that offer incentives in addition to the interest rate. The system has been implemented through the creation of a fund called "Deposit Guarantee Fund" (FGD), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the B.C.R.A. and the financial entities in the proportion that this institution determines for each of them based on the contributions made to the aforementioned fund.

(*) Effective April 17, 2020, pursuant to Communication “A” 6460, the following exclusions apply: Demand deposits with agreed-upon interest rates higher than the reference rates, and time deposits and investments exceeding 1.3 times that rate or the reference rate plus five percentage points – whichever is higher – except for fixed-term deposits in pesos agreed upon at the minimum annual nominal rate published by the Central Bank of Argentina (BCRA), as provided in section 1.11.1 of the regulations on “Time Deposits and Investments.” The reference rates are published periodically by the BCRA based on the moving average of the last five banking business days of the passive rates for fixed-term deposits of up to 100 (or its equivalent in other currencies), as determined by the survey conducted by that institution. Effective April 1, 2024, the reference rates will be calculated based on the moving average of the last five banking business days of the passive rates for fixed-term deposits in pesos up to 50,000 and in foreign currency up to USD 100, as determined by the survey conducted by the Central Bank of Argentina (BCRA).

The amounts detailed above are nominal.

18.2. Restricted Assets

The Group has assets whose availability is restricted, according to the following detail:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Detail	12/31/2025	12/31/2024
Special guarantee accounts in the Argentine Central Bank	77,367,345	71,397,982
Guarantee deposits for term operations	165,859,063	103,148,266
Guarantee deposits for credit cards transactions	15,463,005	15,236,816
Other guarantee deposits	17,414,617	37,576,059
	276,104,030	227,359,123

As of December 31, 2025 and 2024, within financial assets delivered as collateral, there are additionally 418,337,687 and 11,170,041 forward purchases for repurchase agreements and guarantees, respectively.

18.3. Compliance of provisions issued by the National Securities Commission

18.3.1.  Arrangements for operating as an open market agent

Considering the operations currently conducted by the Entity, and in accordance with the distinct categories of agents established by General Resolution N° 622/13 of the National Securities Commission, it is registered with that body for the category of Settlement Agent, Compensation, and Integral Negotiation Agent.

It is also reported that as of December 31, 2025, and December 31, 2024, the Bank's net worth exceeds the minimum net worth required by the regulation to operate as an open market agent, which amounts to $803,259 and $804,888, respectively. The required liquid counterpart funds amount to $401,630 and $402,443, respectively, and are held in the peso current account opened at the Central Bank of Argentina (BCRA), whose balances totaled $565,996,625 and $223,632,894 as of December 31, 2025, and 2024, respectively.

Furthermore, in compliance with the aforementioned general resolution, the property located at 330 Reconquista Street in this Autonomous City of Buenos Aires, whose residual accounting value as of December 31, 2025 and 2024 is $10,050,064 and $10,122,251, respectively, is allocated to the development of the operations of the Open Market.

18.3.2. Resolution N° 629 of the National Securities Commission

In compliance with the provisions of General Resolution N° 629 of the CNV, it is clarified that the trade books and corporate books of Banco Supervielle S.A. are kept at the registered office (Reconquista 330 of the Autonomous City of Buenos Aires) according to the following detail:

-  Diario (Registro de Habilitación de Medios Ópticos y sus correspondientes soportes ópticos -CD y DVD-) since 1 of October 2009.

-  Inventory book as of December 31, 2018.

-  Balance sheet as of December 31, 2002.

-  Book of Board Proceedings from February 24, 2007 to date.

-  Register of Shares and Attendance at Meetings from May 30, 2001 to date.

-  Book of Minutes of Meetings from May 27, 1999 to date.

-  Book of Minutes of the Audit Commission since August 13, 2004.

-  Book of Audit Committee from February 18, 2015.

With regard to the securities and open market books, they are located at the registered office mentioned above in accordance with the following details:

-  Registry of Agent Orders since June 5, 2024.

-  Register of Operations since June 18, 2024.

-  Cash book from June 6, 2024.

The books preceding those mentioned above, which contain transactions prior to the date indicated in each case, are under the custody of the company Adea S.A. whose warehouse is located at Ruta provincial No. 36, Km 31,500 Forest locality, Florencio Varela Party of the Province of Buenos Aires.

The supporting documentation of the accounting and management operations of the Entity up to 2 (two) months before the current one, is in each branch, and with more than this time period is under the custody of the company AdeA S.A.

18.4 Financial Trusts

The detail of the financial trusts in which Grupo Supervielle acts as Trustee or as Settler is summarized below:

As Trustee:

Banco Supervielle S.A.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where Banco Supervielle acts as a trustee as of December 31, 2025:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018

The duration of this ESCROW AGREEMENT shall be 24 months from 12/09/2018, or until the termination of payment obligations by Disbursements (the "Termination Date"). After 30 (thirty) days from the end of the term of the TRUST Contract without the Parties having agreed to an Extension Commission, the TRUST shall be extinguished without possibility of extension, collecting the TRUSTEE from the Fiduciary Account, the sum of pesos equivalent to U$D 6,000 (United States dollars six thousand) at the current buyer exchange rate in Banco Supervielle as a penalty. At present, Interconexión Eléctrica Rodeo S.A. is negotiating the proposal of the Commission for the Extension and Prolongation of the Trust Contract

			-	-

Those originally mentioned (DISERVEL S.R.L., INGENIAS S.R.L, GEOTECNIA (INV. CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGÉTICOS, DISERVEL S.R.L.) and the suppliers of works, goods and services included in the Project, to be appointed by the trustee with the prior consent of the principal

Interconexión Electrica Rodeo S.A.

Micro Lending S.A.U. (Financial Trust Micro Lending)

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial Trust	Set-up on	Securitized Amount	Issued Securities
			Type	Amount	Type	Amount	Type	Amount
III	08/06/2011	$ 39,779	VDF TV A	VN$ 31,823	VDF B	VN $ 6,364	CP	VN $ 1,592
			Mat: 03/12/13		Vto: 11/12/13		Vto: 10/12/16
IV	01/09/2011	$ 40,652	VDF TV A	VN$ 32,522	VDF B	VN $ 6,504	CP	VN $ 1,626

18.5. Issue of negotiable debt securities

Negotiable non-subordinated bonds

The current Global Programs for the Issuance of Negotiable Obligations are detailed below:

Issuer	Authorized amount (*)	Tyope of Negotiable Debt securities	Program Term	Date of approval by Assembly/Board of Directors	CNV Approval
Banco Supervielle S.A	Thousands of U$S 1.000.000	Simples, no convertible into sheres	5 years	09/22/2016, 3/06/2018, 4/26/2021 And 4/28/2025

- Creation of the Program authorized by Resolution No. 18,376 of November 24, 2016.

- Increase in the Program amount and modification of certain terms and conditions authorized by Resolution No. RESFC-2018-19470-APN-DIR#CNV of April 16, 2018.

- Reduction of the maximum Program amount and extension of the term authorized by Provision No. DI-2021-39-APN-GE#CNV of July 20, 2021.

- Increase in the Program amount authorized by Provision No. DI-2025-86-APN-GE#CNV of May 21, 2025, of the CNV.

Global Program for the issuance of simple Negotiable Debt securities, not convertible into shares

The following details the issuance by Banco Supervielle SA, valid until December 31, 2025 and 2024:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Date of ISSUE	Currency	Class No.	Amount	Amortization	Term Due	Date	Rate	Book Value
								12/31/2025	12/31/2024
8/2/2024	$	H	20.877.777	On maturity	12 months	8/2/2025	Variable Badlar rate of private banks + 5.25%	-	26,477,080
11/28/2024	u$s	I	30.000	On maturity	6 months	05/28/2025	Nominal annual fixed interest rate of 4.70	-	40,820,459
2/7/2025	$	L	50.974.086	On maturity	12 months	2/7/2026	Variable Tamar rate of private banks + 2.75%	39,796,296	-
3/7/2025	$	M	30.580.000	On maturity	12 months	3/7/2026	Variable Tamar rate of private banks + 2.75%	25,516,244	-
6/12/2025	u$s	Q	6.934	On maturity	12 months	6/12/2026	Nominal annual fixed interest rate of 6	10,131,353	-
6/12/2025	$	R	25.354.981	On maturity	12 months	6/12/2026	Tasa variable Tamar de Bancos Privados + 3,25%	27,767,477	-
8/26/2025	u$s	S	19.400	On maturity	12 months	8/26/2026	Nominal annual fixed interest rate of 6.75	24,324,239	-
8/26/2025	u$s	T	5.013	On maturity	24 months	8/26/2027	Nominal annual fixed interest rate of 8	7,488,616	-
12/4/2025	u$s	U	27.407	On maturity	12 months	12/4/2026	Nominal annual fixed interest rate of 6.25	39,842,173	-
							Total	174,866,398	67,297,539

In compliance with the provisions of the National Securities Commission in its 2013 Consolidated Text - Title II, Chapter V, Section III, Article 15, the Bank hereby reports the use of proceeds of funds from the issuance of negotiable obligations of the current fiscal year pending approval by the CNV:

Class	Destination of funds	Status of funds used	Application date	% application

S	Working Capital	Final	Between 8/27/2025 and 09/09/2025	100%
T	Working Capital	Final	Between 8/27/2025 and 09/09/2025	100%
U	Working Capital	Final	Between 12/05/2025 and 12/16/2025	100%

18.6 Restrictions imposed on the distribution of dividends

The rules of the B.C.R.A. provide for the allocation to legal reserve of 20% of the profits shown in the income statement at the end of the fiscal year plus (or minus) the adjustments of previous financial years and less, if any, the accumulated loss at the end of the previous financial year.

This ratio applies irrespective of the relationship between the legal reserve fund and share capital. When the Legal Reserve is used to absorb losses, profits may be redistributed only when the value of the same reaches 20% of the capital plus the capital adjustment.

On the other hand, in accordance with the conditions established by the B.C.R.A., profits may be distributed only to the extent that positive results are obtained, after deducting from unallocated results, in addition to the Legal and Statutory Reserve, whose constitution is required, the following concepts: the difference between the book value and the market value of public sector assets and/or debt instruments of the B.C.R.A. not valued at market price, the sums triggered by court cases linked to deposits and the adjustments required by B.C.R.A. and external audit not accounted for.

It will be required to be able to distribute profits meet the minimum capital ratio. The latter, exclusively for this purpose, shall be determined by excluding from the assets and unallocated profit or loss the items mentioned above. In addition, existing allowances for minimum capital requirements, integration and/or position shall not be taken into account.

A capital conservation margin in addition to the minimum capital requirement of 3.5% of risk-weighted assets shall be maintained. This margin shall be integrated exclusively with Common Equity Tier 1, net of deductible items. The distribution of profit or loss is limited when the level and composition of the Entity’s computable liability for equity falls within the range of the capital conservation margin.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The B.C.R.A. decided that prior authorization should be given for the distribution of its results.

The B.C.R.A provided, with effect from January 1, 2024 until December 31, 2024, that financial institutions may distribute results for up to 60% of the accumulated results and subject to approval of that entity. In turn, this distribution may be made in three instalments in a homogeneous currency of each payment.

As indicated in note 25, as a result of the program to buy own shares at 31 December 2024, the Company has 6,680,546 own shares in its portfolio. The cost of acquiring these amounted to 15,505,688 thousand pesos. In accordance with the provisions of Title IV, Chapter III, article 3, paragraph 11, item c of the Rules of the C.N.V. (N.T. 2013 and mod.) while such shares are held in the portfolio, there is a restriction on the distribution of unallocated earnings and free reserves for the amount of that cost.

18.7. Accounts unedifying minimum cash integration compliance

As of December 31, 2025 and 2024, the minimum cash reserve was made up as follows:

Item (1)	12/31/2025	12/31/2024
Current accounts at the B.C.R.A.	565,996,625	223,632,894
Sight accounts at the B.C.R.A.	655,761,649	425,748,001
Special guarantee accounts at the B.C.R.A.	77,367,345	71,397,982
Special accounts for the crediting of salaries at the BCRA.	25	-
Total	1,299,125,644	720,778,877
(1)	These correspond to balances according to statements. The amounts as of December 31, 2024, have been restated.

It is worth mentioning that on those dates, the Group followed minimum cash integration requirements.

19.	FINANCIAL RISK FACTORS

Credit risk

The Integral Risk Committee approves credit risk strategies and policies submitted in accordance with recommendations provided by the Integral Risk Corporate Department, the Credit Corporate Department, and commercial sectors and in compliance with regulations set by the Argentine Central Bank. The credit strategy and policy are aimed at the development of commercial opportunities within the framework and conditions of Grupo Supervielle’s business plan, while keeping suitable caution levels in face of the risk.

Policies and procedures enable the definition of accurate aspects aimed at the deployment of Grupo Supervielle´s Strategy related to the administration of credit risk; among them, Grupo Supervielle´s criteria to grant loans, credit benefits and powers, types of products and the way in which the structure is organized, among other aspects. Likewise, Grupo Supervielle relies on an integral risk policy where aspects related to general key risk governance as well as specific manuals and procedures that include, among others, all relevant regulations issued by the Argentine Central Bank.

Grupo Supervielle´s credit risk management policies are applied to corporate and individuals. To such ends, a customer segmentation has been defined for Corporate Banking and Personal and Business Banking.

Grupo Supervielle focuses on supporting companies belonging to sectors with potential, and successful in their activity, Within the range of credit products offered for the business segment, Grupo Supervielle aims to develop and lead the factoring and leasing market, as well as to be a benchmark in foreign trade.

Within Corporate Banking, we seek a solid proposal for medium and large companies' market, seeking to maintain proximity with clients through service centers, agreements with clients throughout their value chain, and providing agile responses through existing credit processes.

Regarding Personal and Business Banking, in addition to payroll and senior citizens segments, special focus is placed on Entrepreneurs and SMEs, SMEs as well as the Banks´s Identité segment.

Therefore, Grupo Supervielle relies on scoring and rating models to estimate probability of default (PD) for the different client portfolios. As for risk appetite framework, Grupo Supervielle relies on cut-offs for each risk-based segment that express the maximum risk to be assumed in terms of probability of default.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

In addition to PD parameters, Grupo Supervielle relies on estimates of exposure at default (EAD) and loss given default (LGD) parameters with the purpose of estimating Group’s allowance for loan losses and the necessary economic capital to face unexpected losses that may arise due to credit risk.

Grupo Supervielle is aimed at keeping a diversified and atomized portfolio, to minimize risk concentration. To such ends, loan origination and client portfolio profiles are adjusted to each different circumstance. To this end, the entity has an indicators dashboard linked to the appetite for credit and concentration risk. The evolution of the NPL, Coverage and Cost of Risk indicators is monitored in relation to target limits established according to risk appetite and the strategy determined in the entity's business plan. Likewise, there is a portfolio limits scheme that measures balance concentration by debtor or economic group, the concentration of the main debtors, concentration by value chain, economic activities, portfolio by risk level based on the facility risk rating, and the exposure in foreign currency both at a total level and by product type.

Credit Risk Measurement Models

Grupo Supervielle relies on models aimed at estimating the distribution of potential credit losses in its credit portfolio, which depend on defaults by the counterparties (PD – Probability of Default), as well as the assumed exposure to such defaults (EAD –Exposure at Default) and the recoveries of each defaulted loan (LGD – Loss Given Default).

Based on this, systems were developed at Grupo Supervielle that calculate statistical forecasts, economic capital, and Risk-Adjusted Return (RAROC) models to optimize management and decision-making.

Grupo Supervielle has deepened its work on the expected loss methodologies under IFRS 9, focusing on methodological improvements in the estimation of parameters (PD, EAD and LGD), aligning the definition of the parameters to the credit process, The forward-looking model has been redesigned with the inclusion of a greater number of variables and openings, performing a periodic review of it to keep the expected loss model aligned with the macroeconomic vision.

Calculation of statistical forecasts

Based on the results of the PD (probability of default), EAD (exposure at default) and LGD (loss given default) estimates, the associated statistical forecast is calculated.

The exercises for the estimation of statistical forecasts are studies that aim to analyze the Group's own portfolio information to estimate, in global terms, the average value of the loss distribution function for an annual time horizon in healthy operations, and for the entire life of credits in those operations that are considered impaired (provisions for expected loss).

Economic Capital Calculation

The economic capital for credit risk is the difference between the portfolio’s value at risk (according to the confidence level for individuals of 99,9% and for companies of 99%) and the expected credit losses.

Grupo Supervielle relies on economic capital models for credit risk (one for individuals and another for companies). Such quantitative models include the exacerbation of capital by concentration risk and Securitization Risk, In the economic capital calculation models a one year holding period is used, except from factoring exposures where a six-month holding period is used.

Counterparty Risk Management

Grupo Supervielle relies on a Counterparty’s Risk Map approved by the Credit Committee where the following limits are defined for each counterparty according to Grupo Supervielle’s risk appetite: credit exposure and settlement limits, foreign exchange settlement risk, securities settlement risk and Repo transactions settlement risk, among other.

Regarding the economic capital for the counterparty’s risk, it is included in the Economic Capital Quantitative Model for Credit Risk.

Loans written off

Those receivables classified as irrecoverable are removed from the asset by recognizing them in off-balance sheet accounts. The balance of these as of December 31, 2025 and 2024 amounts to $ 54,941,730 y $ 18,524,762 respectively.

Market Risk

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Banco Supervielle defines Market Risk as the risk arising from deviations in the value of the trading portfolio as a result of market fluctuations during the period required to settle portfolio positions.

The scope of measurement, control, and monitoring by the Financial Risk Management Department encompasses those operations in which the Entity assumes the risk of capital loss as a result of variations in market factors, both individually and on a consolidated basis, considering all exposures in other entities belonging to the Supervielle Group. This risk arises from variations in the risk factors considered (interest rates, exchange rates, stock and option prices), as well as from the liquidity risk of the various products and markets in which the Entity operates.

Due to the specific characteristics of its business profile, Banco Supervielle is the entity with the greatest exposure to this risk within the Group. However, market risk monitoring also extends to positions held by Grupo Supervielle for its own portfolio, as well as those held by its various subsidiaries. A comprehensive system of limits is in place, with periodic monitoring and activation of alerts in the event of any breach. Similarly, indicators of exposure to the National Treasury are frequently monitored and reviewed.

In order to measure the risk of positions uniformly and, based on this, establish a structure of limits and thresholds for management and control purposes, Banco Supervielle, Grupo Supervielle, and its subsidiaries use the diversified VaR (Value at Risk) model. This is defined as the maximum expected loss that a portfolio of financial assets can incur under normal market conditions, within a specific time horizon and with a predetermined confidence level. The indicators developed based on this allow us to detect the level from which a potential market risk is identified, in order to take the corresponding preventive actions.

At Banco Supervielle, the focus of market risk management is on the trading portfolio managed by the Trading Desk, although broader controls are also in place, including positions managed for liquidity purposes by the Financial Planning Department. Regarding this broader trading portfolio, controls are limited to the risk exposure assumed, measured using the VaR methodology, in relation to the computable equity (ROE). Additionally, VaR is monitored by asset group, thus limiting the risk the Bank can assume in each asset group considered individually. The objective is to incorporate an early warning system for credit events or disruptions in the correlations between asset groups, events that may not be considered by a diversified VaR.

Controls over the operations of the Trading Desk are more comprehensive. The approved strategies and policies are reflected in what is internally known as the Unified Risk Map, which details the authorized operations that the Trading Desk can perform. This same document outlines the entire framework of controls that reflect the risk appetite with which the Entity is willing to operate. Thus, limitations are established on open positions in certain financial instruments, a VaR limit on the diversified portfolio, the maximum allowable loss before executing the stop-loss policy, and the conditions that could trigger the execution of a stop-gain strategy. The entire control scheme is complemented by action plans that must be implemented once any breach of the established limits occurs. It is important to note that, within the daily report provided to the Trading Desk for monitoring assumed risk exposure, the Financial Risk Management team compares the return obtained with the implicit risk.

The exposure to Grupo Supervielle's exchange rate risk at the end of the year by currency type is detailed below:

Currency	Balances as of 12/31/2025				Balances as of 12/31/2024
	Monetary Financial Assets	Monetary Financial Liabilities	Derivates	Net Position	Monetary Financial Assets	Monetary Financial Liabilities	Derivates	Net Position
US Dollar	1,961,942,927	2,207,023,805	-	(245,080,878)	1,242,787,818	1,221,708,872	173,162	21,252,108
Euro	15,611,655	18,567,005	-	(2,955,350)	8,641,558	10,864,766	-	(2,223,208)
Others	8,315,503	142,025	-	8,173,478	4,100,658	99,183	-	4,001,475
Total	1,985,870,085	2,225,732,835	-	(239,862,750)	1,255,530,034	1,232,672,821	173,162	23,030,375

Financial assets and liabilities are presented net of derivatives, which are disclosed separately. Derivative balances are shown at their Fair Value at the closing price of the respective currency.

The table above includes only Monetary Assets and Liabilities since investments in equity instruments and non-monetary instruments does not generate foreign exchange risk exposure.

A sensitivity analysis was performed considering reasonably possible changes in foreign exchange rates in relation to Grupo Supervielle’s functional currency. The percentage of variation used in this analysis is the same Grupo Supervielle used in its Business Plan and Projections.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Currency	Variation	31/12/2025		Currency	Variation	31/12/2024
		Result	Equity			Result	Equity
Dollar	20.1%	(51,801,234)	(51,801,234)	Dollar	16.70%	3,550,594	3,550,594
	(20.1%)	51,801,234	51,801,234		(16.70%)	(3,550,594)	(3,550,594)
Euro	20.1%	(594,512)	(594,512)	Euro	16.70%	(371,432)	(371,432)
	(20.1%)	594,512	594,512		(16.70%)	371,432	371,432
Others	20.1%	1,344,452	1,344,452	Others	16.70%	668,528	668,528
	(20.1%)	(1,344,452)	(1,344,452)		(16.70%)	(668,528)	(668,528)
Total	20.1%	(51,051,294)	(51,051,294)	Total	16.70%	3,847,690	3,847,690
	(20.1%)	51,051,294	51,051,294		(16.70%)	(3,847,690)	(3,847,690)

Sensitivity Analysis

Banco Supervielle also has a methodology for conducting individual stress tests of market risks. These tests are performed daily, in conjunction with the calculation of the parametric VaR. The Stressed VaR indicator makes it possible to determine the risk that Grupo Supervielle would be assuming with the current composition of the trading portfolio, in the event of a repetition of the stress conditions that occurred in each historical period.

When using a diversified VaR methodology, it is important to provide information related to the contribution that each asset in the portfolio makes to the aggregate VaR measurement, and fundamentally if this asset generates risk diversification or not. That is why, within the variables included in the daily report, the VaR component of each asset is included, thus allowing a sensitivity analysis on the impact of each asset on the total risk.

With the aim of improving the assumed risk analysis using alternative measurement metrics, Grupo Supervielle recognizes the change in market conditions on exposure to risk through an adjustment to the volatilities used in the VaR calculation. According to the methodology used, the returns of assets registered in more recent dates have a greater incidence in the calculation of volatilities. In parallel, the Entity performs a measurement and monitoring of the assumed risk through the application of an expected shortfall methodology, analyzing the universe of unexpected losses located in the distribution queue beyond the critical point indicated by VaR.

Economic capital calculation

Banco Supervielle adopts the diversified Parametric VaR methodology for the calculation of market risk economic capital, both at a consolidated and individual level.

Interest Rate Risk

Interest Rate Risk is the risk derived from the likelihood that changes in Grupo Supervielle’s financial condition occur because of market interest rate fluctuations, having effect on its financial income and economic value. The following are such risk factors:

✓	Different terms maturity and interest rate re-adjustment dates for assets, liabilities, and off-balance sheet items.
✓	Forecast, evolution and volatility of local interest rates and foreign interest rates.
✓	The basis risk that results from the unsuitable correlation in the adjustment of assets and liabilities interest rates for instruments that contain similar revaluation features.
✓	The implicit options in certain assets, liabilities, and off-balance sheet items of Grupo Supervielle.

Grupo Supervielle’s interest rate risk management model, includes the analysis of interest rates gaps. Such analysis enables the basic explanation of the financial statement structure as well as the detection of interest rate risk concentration along the different terms. Special attention focuses on the accumulated gap during the first 90 days, as it is the holding period used when evaluating exposure to interest rate risk in each of the entities and due to its relevance when evaluating actions that may modify the structural balance positioning.

The interest rate risk management is aimed at keeping Grupo Supervielle’s exposure within those levels of risk appetite profile validated by the Board of Directors upon changes in the market interest rates.

To such ends, the interest rate risk management relies on the monitoring of two metrics:

✓	MVE – VaR Approach measures the difference between the economic values estimated given the interest rate market curve and said value estimated given the interest rate curve resulting from the simulation of different stress scenarios, Grupo Supervielle uses this approach to calculate the economic capital for this risk.
✓	NIM – EaR Approach: measures changes in expected accruals over a certain period (12 months) upon an interest rate curve shift resulting from a different stress situation simulation practice.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

With the publication of Communication "A" 6397, the Argentine Central Bank presented the applicable guidelines for the treatment of interest rate risk in the investment portfolio, The regulation makes a distinction between the impact of fluctuations in interest rate levels on the underlying value of the entity's assets, liabilities and off-balance sheet items (economic value or MVE), and the alterations that such movements in the interest rate may have on sensitive income and expenses, affecting net interest income (NII), This same criterion had already been adopted by Banco Supervielle, so that the new regulations implied a readaptation of the management model to the suggested measurement methodology, maintaining some criteria and incorporating others.

According to regulations, Banco Supervielle must use the Standardized Framework described in section 5.4 of Communication “A” 6397 to measure the impact on the economic value of entities (∆EVE) of six proposed disruption scenarios. These scenarios include parallel upward or downward movements in market interest rate curves, flattening or steepening of the slope of these curves, as well as increases or decreases in short-term interest rates. A base market interest rate curve is considered for each of the significant currencies in each entity's balance sheet. As a Group “A” financial institution, in accordance with the classification provided in section 4.1 of the regulations on “Authorities of Financial Institutions,” Banco Supervielle, both individually and on a consolidated basis, must use an internal measurement system (IMS) for results-based measurement (∆NIM). It is important to note that Banco Supervielle, not being currently classified by the Central Bank of the Argentine Republic as a locally systemically important bank (D-SIB), is not legally required to have its own internal measurement system (SIM) for measurement based on economic value (∆EVE).

Beyond regulatory requirements, it is important to note that Banco Supervielle has been working with internal measurement systems (IMS) to measure the impact of interest rate fluctuations on both economic value (∆EVE) and earnings (∆NIM). The development of these systems included establishing assumptions for determining the maturity flows of various asset and liability lines, including those with no defined maturity or with implicit or explicit performance options.

Following best practices in risk management and with the aim of ensuring the goodness of fit of the internal models used, the Bank employs a backtesting methodology applicable to the results obtained with the interest rate risk measurement tool (MVE-VaR approach). Specifically, an evaluation of the projected discount rates is performed in the critical scenario.

In a context of strong increases in reference interest rates, it was necessary to adjust the dynamic rate GAP to consider daily temporary buckets. This development made it possible to gain precision in the evaluation of scenarios of parallel increases or decreases in reference interest rates. The monitoring and projection of the monthly financial margin had special relevance throughout the year.

Economic Capital Calculation

As a first step to calculate economic capital, Banco Supervielle calculates its exposure to interest rate risk from the MVE-EaR (economic value) approach of its internal measurement system (SIM), using a holding period of three months (90 days) and a confidence level of 99%. This quantitative model includes the exacerbation of capital by securitization risk. The result obtained is compared with the worst result of the alterations proposed in the six scenarios proposed by the Standardized Framework, with the resulting economic capital being the worst of both measurements (SIM and Standardized Framework).

The exposure of the residual values of financial assets and liabilities is detailed in Schedules D and I.

The table detailed below shows the sensitivity to a possible additional variation in interest rates for the next year, considering the composition as of December 31, 2025 and 2024. The variations in the rates were determined considering the scenarios provided by Communication “A” 6397 for the calculation of Interest Rate Risk in the Investment Portfolio. The parameters taken as a basis and or budgeted by the Group for the financial year 2025 and 2024 and the changes, are considered reasonably possible based on the observation of market conditions:

Concept	12/31/2025		12/31/2024
	Additional variation in the interest rate	Increase / (decrease) in the income statement	Additional variation in the interest rate	Increase / (decrease) in the income statement
Decrease in the interest rate	4% ARS; 2% USD	(89,950)	4% ARS; 2% USD	993,025
Increase in the interest rate	4% ARS; 2% USD	(215,583)	4% ARS; 2% USD	(1,585,487)

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Liquidity Risk

Grupo Supervielle defines Liquidity Risk as the risk of assuming additional financing expenses upon unexpected liquidity needs. Such risk results from the difference of sizes and maturities between Grupo Supervielle’s assets and liabilities. Such risks involve the following:

✓	Funding Liquidity Risk means the risk to obtain funds at normal market cost when needed, based on the market’s perception of Grupo Supervielle,
✓	Market Liquidity Risk means the risk resulting from Grupo Supervielle’s incapacity to offset an asset position at market price, because of the following two key factors:

• the assets are not liquid enough, that is, they do not have the necessary secondary market.

• the changes that may occur in the markets where they are traded

Liquidity and concentration indicators of funding sources are used to determine the tolerance to this risk, starting from the most restrictive definitions to the most comprehensive ones.

The following are the main core metrics used for liquidity risk management:

✓	Liquidity Coverage Ratio, or LCR, measures the ratio of high-quality liquid assets to total net cash outflows over a 30-day period. Banco Supervielle calculates this indicator on a daily basis, with the minimum value prescribed by law being met during the year, as well as that established internally in accordance with its risk appetite.
✓	Stable Anchoring Ratio or NSFR: measures the ability of Banco Supervielle, at individual and consolidated levels, to fund its activities with sufficiently stable sources to mitigate the risk of future stress situations arising from its anchoring. Banco Supervielle calculates this indicator on a daily basis, having met the minimum value provided for by law, as well as that established internally according to its risk appetite.
✓	Daily Liquidity Ratio: measures the relationship between assets in Immediate Availability Weights with respect to Deposits in that currency likely to be withdrawn on the day (Paid Sight Accounts and Precancelable Term Deposits able to execute the option)
✓	Broad Liquidity Ratio in Pesos: measures the relationship between liquid assets in Pesos (Availabilities, Lefi and Public Bonds with a capacity of 10%), with respect to Deposits in Pesos
✓	Liquidity ratio in USD: measures the ratio of liquid assets in USD to deposits in that currency

In addition, management is complemented by daily monitoring of a number of tracking metrics within the scope of the Committee on Assets and Liabilities (ALCO). These indicators seek to disaggregate the main components of the LCR, offering an assessment of the liquidity situation in the institution and alerting to possible changes in trends that may put into play the guidelines set out in the risk appetite policy. Within the monitoring scoreboard under this Committee, the availability of liquid assets is also assessed to respond to a possible outflow from more volatile deposits.

During 2024, liquidity indicators in pesos were at tighter levels than in previous years, due to the strong placement of credit portfolios, particularly during the last months of the year. The CRL showed a decreasing trend throughout the year.

Dollar liquidity remained at elevated levels, especially from money laundering, at around 70% throughout the year.

Economic capital calculation

Grupo Supervielle relies on the following elements that ensure the suitable management of this type of risk:

✓	Broad liquidity indicators dashboard, to monitor liquidity levels. Each indicator relies on its relevant threshold and limit, which are monitored daily by the Risk Area (sending due warnings upon violation cases), on a by weekly basis by the Assets and Liabilities Committee (ALCO) and monthly by the Integral Risk Committee. Likewise, a weekly report is drawn up and sent to members of the Integral Risk Committee, ALCO, and the Board.

✓	Indicators that measure the concentration of funding sources, establishing Grupo Supervielle’s risk appetite.

✓	Development and monitoring of new liquidity coverage and leverage indicators set by the Argentine Central Bank in compliance with Basel III route map.

✓	Various liquidity risk monitoring tools were incorporated into the management process, including a detailed analysis of contractual maturity mismatches and reports on the concentration of funds raised by the Entity,

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

broken down by counterparty, product, and significant currency. The granularity of the information required to prepare these reports significantly contributed to the improvement of the Risk Management Information System (MIS).

✓	The liquidity coverage ratio is used to assess Grupo Supervielle’s capacity to meet liquidity needs over a 30-day period within a stress scenario described by the Argentine Central Bank. The follow-up of this indicator is conducted daily, keeping Grupo Supervielle’s liquidity director and officials updated on its evolution.

✓	Permanent monitoring of limit and threshold compliance in virtue of the NSFR.

✓	Individual stress tests, conducted daily upon an eventual critical scenario of a sudden withdrawal of deposits and its impact on the minimum cash position and LCR.

✓	Intraday liquidity monitoring tools as indicated above.

✓	Regarding contingency plans, Grupo Supervielle follows a policy that ensures the application of its guidelines in stress tests, according to the decision taken by ALCO Committee and Integral Risk Committee.

The Risk management framework described herein enables a suitable liquidity condition; therefore, Grupo Supervielle considers the economic capital estimation unnecessary to cover such risk, if Grupo Supervielle’s solvency should not be affected once the stress tests contingency plan have been implemented.

The analysis of the maturities of assets and liabilities is found in Schedules D and I of these financial statements.

20.	OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES

A financial asset and a financial liability shall be offset and the net amount presented in the statement of financial position when, and only when, Grupo Supervielle fulfill with paragraph 42 of IAS 32, and currently has a legally enforceable right to set off the recognized amounts; and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously,

In addition, Grupo Supervielle has master netting arrangement that do not satisfy the offsetting criteria but creates a right of set-off that becomes enforceable and affects the realization or settlement of individual financial assets and financial liabilities only following a specified event of default or in other circumstances not expected to arise in the normal course of business,

As of December 31, 2025 and 2024, the amount of assets and liabilities subject to a master netting arrangement not offset is as follows:

12/31/2025	Gross amount (a)	Amount offset (b)	Net in Financial Statements (c) = (a) – (b)	Amounts subject to a master netting arrangement not offset		Net amount
				Financial asset / (Financial liability)	Collateral
Credit cards transactions	-	-	-	(121,645,853)	26,573,138	(95,072,715)
Derivatives instruments	4,020,393	5,890,244	9,910,637	-	-	-
Total	4,020,393	5,890,244	9,910,637	(121,645,853)	26,573,138	(95,072,715)

12/31/2024	Gross amount (a)	Amount offset (b)	Net in Financial Statements (c) = (a) – (b)	Amounts subject to a master netting arrangement not offset		Net amount
				Financial asset / (Financial liability)	Collateral
Credit cards transactions	-	-	-	(137,024,809)	20,846,755	(116,178,054)
Derivatives instruments	4,256,097	1,658,568	5,914,665	-	-	-
Total	4,256,097	1,658,568	5,914,665	(137,024,809)	20,846,755	(116,178,054)

21.	CURRENT/NON-CURRENT DISTINCTION

The group has adopted the presentation of all assets and liabilities in order of liquidity due to this presentation provides information that is dependable and more relevant.

The amounts expected to be recovered or settled of assets and liabilities as of December 31, 2025 and 2024 are set out below, considering:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

a) those expected to be recovered or settled within the following twelve months after the reporting year, and

b) those expected to be recovered or settled after twelve months after that date.

	12/31/2025			12/31/2024
	12 months	More than 12 months	Total	12 months	More than 12 months	Total
ASSETS
Cash and deposits in banks	1,599,186,464	-	1,599,186,464	858,981,662	-	858,981,662
Cash	208,669,564	-	208,669,564	199,785,619	-	199,785,619
Financial institutions and correspondents	1,338,547,989	-	1,338,547,989	657,083,170	-	657,083,170
B.C.R.A.	1,208,438,443	-	1,208,438,443	630,184,457	-	630,184,457
Other domestic and foreign	130,109,546	-	130,109,546	26,898,713	-	26,898,713
Other	51,968,911	-	51,968,911	2,112,873	-	2,112,873
Fair value debt securities with changes in profit or loss	249,506,501	-	249,506,501	346,410,248	-	346,410,248
Derivative instruments	9,910,637	-	9,910,637	6,087,827	-	6,087,827
Reverse Repo transactions	3,657,016	-	3,657,016	-	-	-
Other financial assets	59,971,218	-	59,971,218	39,422,368	-	39,422,368
Loans and other financing	2,663,692,099	1,102,398,117	3,766,090,216	2,012,319,197	842,504,101	2,854,823,298
Non-financial public sector	8,604,827	130,615	8,735,442	4,004,784	246,654	4,251,438
Other financial institutions	321,905,501	10,149,673	332,055,174	21,414,494	5,383,141	26,797,635
Non-financial private sector and overseas residents	2,333,181,771	1,092,117,829	3,425,299,600	1,986,899,919	836,874,306	2,823,774,225
Other debt securities	708,438,803	113,921,358	822,360,161	431,302,736	678,701,723	1,110,004,459
Financial assets pledged as collateral	694,441,717	-	694,441,717	238,529,164	-	238,529,164
Investments in equity instruments	-	5,705,943	5,705,943	10,548	924,409	934,957
Property, plant, and equipment	-	132,658,360	132,658,360	-	134,096,346	134,096,346
Investment property	-	92,588,256	92,588,256	-	103,441,552	103,441,552
Intangible assets	-	231,836,457	231,836,457	-	218,386,830	218,386,830
Deferred income tax assets	96,057,332	(16,389,693)	79,667,639	-	-	-
Other non-financial assets	21,312,840	22,642,014	43,954,854	23,564,004	23,191,338	46,755,342
TOTAL ASSETS	6,106,174,627	1,685,360,812	7,791,535,439	3,956,627,754	2,001,246,299	5,957,874,053

	12/31/2025			12/31/2024
	12 months	More than 12 months	Total	12 months	More than 12 months	Total
LIABILITIES
Deposits	5,114,731,152	4,155,327	5,118,886,479	4,174,648,931	-	4,174,648,931
Non-financial public sector	131,280,895	-	131,280,895	190,358,730	-	190,358,730
Financial sector	744,014	-	744,014	243,730	-	243,730
Non-financial private sector and foreign residents	4,982,706,243	4,155,327	4,986,861,570	3,984,046,471	-	3,984,046,471
Liabilities at fair value through profit or loss	693,909	-	693,909	-	-	-
Derivatives	-	-	-	2,281,117	-	2,281,117
Repo transactions	393,411,412	-	393,411,412	44,677,369	-	44,677,369
Other financial liabilities	276,725,506	3,546,779	280,272,285	216,450,391	2,164,122	218,614,513
Financing received from the Argentine Central Bank and other financial institutions	233,480,510	247,313,232	480,793,742	45,538,644	6,157,214	51,695,858
Subordinated debt securities	174,866,398	-	174,866,398	67,297,539	-	67,297,539
Current income tax liability	442,758	-	442,758	6,880,917	-	6,880,917
Provisions	162,064	13,728,764	13,890,828	143,560	53,268,985	53,412,545
Deferred income tax liability	-	-	-	(9,089,922)	10,999,918	1,909,996
Other non-financial liabilities	320,235,349	-	320,235,349	252,894,438	-	252,894,438
TOTAL LIABILITIES	6,514,749,058	268,744,102	6,783,493,160	4,801,722,984	72,590,239	4,874,313,223

22.	ECONOMIC CONTEXT ON GROUP´S OPERATIONS

Grupo Supervielle operates in a complex economic environment, characterized by significant volatility in its main variables, both domestically and internationally.

During the first nine months of 2025, GDP registered a year-on-year increase of 5.2%, driven by strong private consumption (9.1%), investment (23.6%), exports (6.8%), and, to a lesser extent, public consumption (0.4%). Imports, meanwhile, rose by 33.6%, reflecting the gradual reopening of trade and increased demand for inputs and capital goods. After closing 2024 with year-on-year inflation of 117.7%, the year-on-year price variation for 2025 was 31.5%, demonstrating an improvement in the nominal performance of the economy.

In April 2025, Argentina reached a new agreement with the IMF, which included an initial disbursement of US$12 billion. This milestone contributed to the easing of exchange regulations: restrictions for individuals were lifted, and access for corporations was expanded. Since April 14, a managed float exchange rate regime has been in effect for the peso against the US dollar. After an initial depreciation that placed the exchange rate in the middle of the band, the local currency showed a slight strengthening and, in general, remained trading at intermediate levels during the first months

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

of the regime. This performance was supported by record sales from the agricultural export sector, driven by the temporary reduction in export duties in effect until the end of June.

In the second half of the year, and as is typical in election years, increased volatility was observed, mainly associated with the political process. The management of the Central Bank's interest-bearing financial liabilities, which had previously been transferred to the Treasury, particularly the unwinding of LEFI bonds on July 10, injected liquidity into the market and began to put pressure on the foreign exchange market. To contain this effect, the Treasury increased its absorption through debt issuance, but to do so it had to accept a sharp rise in interest rates, and the Central Bank increased reserve requirements for banks. Even so, due to the prevailing uncertainty and given the election results in the Province of Buenos Aires, portfolio dollarization intensified even further, pushing the exchange rate to trade near the upper limit of the band.

Given this situation, Argentina received explicit support from US authorities. In October, the US Treasury Department purchased pesos in the foreign exchange market. Simultaneously, the Central Bank of Argentina (BCRA) announced the signing of a currency stabilization agreement with the US Treasury for up to US$20 billion. This support helped moderate exchange rate volatility and sustain expectations of the continuation of the economic normalization process.

The legislative elections held toward the end of October resulted in a better-than-anticipated performance by the ruling party. This was interpreted by the market as an endorsement of the current policy agenda, and the initial reaction was positive: country risk fell significantly, and Argentine assets, both fixed income and equities, registered sustained gains, reflecting improved expectations.

In this context, country risk began to decline, closing 2025 below 600 basis points after reaching a peak of 1456 points in mid-September. The exchange rate stabilized and closed December at an average value of $1447.8.

At the end of 2025, the Central Bank of Argentina (BCRA) announced a change in its monetary and exchange rate policy, effective January 1, 2026. This new phase explicitly stated the objective of reserve accumulation, to the extent that the recovery in money demand allows. The new framework is based on two pillars. First, the upper and lower limits of the exchange rate band will be adjusted monthly according to the latest inflation data with a two-month lag: in January, the upper limit rose 2.5% in line with the November CPI, aligning the upper limit of the exchange rate band with the nominal growth of the economy. Second, the BCRA will implement a reserve purchase program conditioned by money demand and foreign exchange market liquidity, gradually increasing the creation of pesos at a pace that the economy can absorb without affecting inflation. As a consequence of this policy change, the BCRA purchased US$563 million in the first fifteen days of January.

Additionally, on January 7, 2026, the Central Bank of Argentina (BCRA) completed a US$3 billion repo transaction with six international banks (Bank of China, BBVA, Deutsche Bank, Santander, J.P. Morgan, and Goldman Sachs) to bolster reserves. Meanwhile, the Treasury paid its January 9th debt maturity of US$4.2 billion using its own dollars and purchasing the difference from the BCRA.

On the international stage, volatility has taken center stage at the beginning of 2026. Statements made by the President of the United States at the World Economic Forum in Davos have generated a degree of uncertainty globally. This context has contributed to a depreciation of the US dollar, while commodity prices have shown an upward trend, representing a favorable factor for commodity-exporting economies like Argentina. This combination of a weaker dollar and high commodity prices is expected to continue in the coming months, creating a favorable external environment for local economic development.

The financial sector has significant exposure to the Argentine public sector, through rights, government bonds, loans, and other assets. The Group’s exposure to the Argentine public sector is as follows:

12/31/2025
Central Bank of Argentina (including repo transactions)	1,443,835
Government Securities and Treasury Bonds	944,583,344
Exposure to Government Securities and Treasury Bonds	946,027,179
Loans to Public Sector	8,735,442
Total exposure to Public Sector	954,762,621
Over Total Assets	12%
Over Shareholder´s equity	95%

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

In accordance with the provisions of note 1.1, non-financial public sector instruments are not covered by the impairment provisions of IFRS 9 “Financial Instruments”.

The context of volatility and uncertainty resulting from the elections continues as of the date of issuance of these financial statements.

The Group's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The Group's financial statements must be read considering these circumstances.

23.	TURNOVER TAX

As of January 2020, January 2023 and January 2024, the fiscal authorities of the City of Buenos Aires (C.A.B.A.), the Province of Mendoza and the Province of Buenos Aires (PBA), respectively, began to tax with the (“IIBB”) to the results from securities and instruments issued by the B.C.R.A. (hereinafter Leliqs/Notaliqs and Repo transactions, without distinction).

The B.C.R.A. initiated declaratory actions of certainty against both tax authorities regarding the unconstitutionality of the measures implemented, as they directly and significantly affect the purposes and functions assigned to the B.C.R.A., substantially altering the execution of national monetary and financial policy, The B.C.R.A. also cited that the imposition of this Turnover Tax is in clear contradiction to the provisions of the National Constitution and its Organic Charter. The B.C.R.A. has the authority to issue instruments to regulate monetary policy and achieve financial and exchange stability.

Through the enacted laws, provincial governments exceed their powers by imposing taxes on these monetary policy instruments, the regulation, implementation, and/or use of which falls within the jurisdiction of the B.C.R.A. This directly impacts the immunity principle of the national government's policy as these revenues cannot be subject to taxation at the local level due to their immunity or non-taxable status. Both municipalities and provinces lack tax authority over financial instruments issued by the National Government.

In line with the presentations made by the B.C.R.A., the Association of Argentine Banks (ABA), the Association of Banks of Argentina (ADEBA) and most financial institutions operating in these provinces. They also brought actions for unconstitutionality on the rules, which are still pending resolution by the Supreme Court of the Nation (CSJN).

Regarding the dispute in the province of Mendoza, we note that, pursuant to the publication of General Resolution (ATM Mendoza) No. 70/2024 and the provisions of Article 17 thereof, we requested the settlement of the amounts previously determined, the reduction of the fine to the legal minimum, and we have proceeded with the payment of the claimed sums, which totaled $7,759,868. This settlement was formally accepted by the ATM through Administrative Resolutions No. 198 and 533 of 2024. On August 11, 2025, the Bank received notification from the Supreme Court of Justice of the Nation (CSJN) regarding the termination of the proceedings due to the Bank's withdrawal of the case, which it had previously requested, thus closing the case.

On September 11, 2025, Law No. 6842/2025 (City of Buenos Aires) was published, establishing a tax regularization program with benefits including 100% forgiveness of fines and 70% forgiveness of interest. Within this framework, the Bank joined the program on December 31, paying the outstanding amounts on January 12, 2026.

Based on the foregoing, the Group considers the grounds supporting the non-taxability of these types of instruments to be sound and supported by its own expert opinions and those of third-party specialists. We estimate the probability of a ruling in our favor as the majority shareholders, and therefore, we have ceased paying the tax on the results generated by the PBA Repurchase Agreements since January 2024.

As of December 31, 2025, the Group has established a contingency provision amounting to $4,892,291.

24.	CAPITAL MANAGEMENT

The Group's objectives regarding capital management are established below:

• Compliance with the requirements established by the B.C.R.A. in its communication “A” 6260 and amendments

• Support the Group's operations to avoid any situation that puts the Group's operations at risk.

The total capital under administration and regulation as of December 31, 2025 and 2024 is composed as follows (book value):

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2025	12/31/2024
Capital Stock	437,731	437,731
Paid in capital	729,164,744	729,164,744
Inflation Adjustment of capital stock	77,948,047	77,948,047
Treasury shares	6,680	18,991
Inflation adjustment of treasury shares	4,023,614	11,438,151
Cost of Treasury shares	(15,505,688)	(27,845,492)
Reserves	257,638,259	122,692,968
Retained earnings	(48,571,404)	164,381,378
Other comprehensive income	2,120,729	3,892,060
Shareholders' Equity attributable to owners of the parent company	1,007,262,712	1,082,128,578
Shareholders' Equity attributable to non-controlling interests	779,567	1,432,252
TOTAL SHAREHOLDERS' EQUITY	1,008,042,279	1,083,560,830

The Board of Directors, through its Risk Committee, is responsible for monitoring, supervising, adapting, and ensuring compliance with the objectives established for capital management.

According to the guidelines established by the B.C.R.A., financial entities must maintain capital ratios to reduce the associated risks. It should be noted that as of December 31, 2025 and 2024, the Group complied with the minimum capital requirement determined in accordance with the provisions of the B.C.R.A. regulations.

Computable Patrimonial Responsibility is made up of the basic Net Assets and the complementary Net Assets. The balance of these concepts as of December 31, 2025 and 2024 is detailed below:

	12/31/2025	12/31/2024
Basic Shareholder´s Equity	745,209,975	776,992,310
Tier One Ordinary Capital	1,103,547,123	1,084,581,259
(Deductible concepts)	(358,337,148)	(307,588,949)
Additional Tier One Capital	-	-
Complementary Shareholder´s Equity	-	-
Tier Two Capital	-	-
(Deductible concepts)	-	-
Computable Patrimonial Responsibility	745,209,975	776,992,310

The consolidated Tier 1 capital ratio of Grupo Supervielle was 15.5% as of December 31, 2025.

It should be mentioned that the deductible items include balances from deferred tax assets (DTA) in accordance with point 8.4.1.1. of the Minimum Capital Rules for Financial Institutions. This deduction is made for the gross amount of the ATD’s, without taking into account any offsets that may be made of deferred tax liabilities (DTL), and which are permitted by both IFRS and Basel III rules.

The above-mentioned rules state that deferred tax assets may be offset against deferred tax liabilities when DTA and DTL relate to taxes collected by the same tax authority and the appropriate tax authority authorizes the offsetting, the situation that occurs in determining the Entity’s income tax.

If the above-mentioned compensations could have been made, the Computable Patrimonial Liability would amount to 761,286,367 and 813,326,021 by December 31, 2025 and 2024 respectively.

Below is a detail of the determined requirement:

	12/31/2025	12/31/2024
Credit risk	333,343,293	272,643,396
Operational risk	16,852,852	22,794,035
Market risk	45,771,893	97,959,978
Requirement	395,968,038	393,397,409
Minimum Integration	745,209,975	776,992,310
Excess	349,241,937	383,594,901

25.	REPURCHASE OF TREASURY SHARES

The following details the Treasury Stock Purchase Program (data in pesos are expressed in historical currency):

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

On July 20, 2022, the Company's Board of Directors approved a repurchase of treasury shares with a maximum amount to be invested of 2,000,000 or the lesser amount resulting from the acquisition until reaching 10% of the capital stock. The price to be paid for the shares will be up to a maximum of US$2.20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company would could acquire shares for a term of 250 calendar days from the entry into force of the program, subject to any renewal or extension of the term that is approved by the Board of Directors. The approved share program did not imply an obligation on the behalf of Grupo Supervielle with respect to the acquisition of a certain number of shares.

On September 13, 2022, the Board of Directors of Grupo Supervielle S.A. approved to modify point 5 of the terms and conditions of the own shares acquisition plan approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions  remained in force as they were approved.

Subsequently, on December 27, 2022, he Board of Directors approved to modify point 5 of the terms and conditions of the own shares acquisition program approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $200 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remained in force as approved.

On 19 April 2024, the Supervisory Board of Supervielle approved a new program for the repurchase of Group shares in accordance with Article 64 of Law 26.831 and CNV rules. The Group decided to establish the Program as a result of the current national macroeconomic context and considering that the actions of the Grupo Supervielle do not reflect the real value of the company’s assets nor their potential value.

The terms and conditions for the acquisition of own shares under the Program were as follows: (i) maximum amount of investment: up to $8,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $1,600.00 per Class B share and US$8.00 per ADR on the New York Stock Exchange, and (iv) time limit for acquisition: 120 days from the day following the date of publication of the information in the Boletín Diario de la Bolsa de Buenos Aires, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on May 7, 2024, Grupo Supervielle approved the modification of the terms and conditions of the program for the acquisition of own shares as follows: “The price to be paid for shares will be up to a maximum of $2,400.00 per Class B share and US$10.00 per ADR on the New York Stock Exchange. The remaining terms and conditions remain in force as approved”.

The terms and conditions for the acquisition of own shares under the Program were as follows: (i) maximum amount of investment: up to $4,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $2,400.00 per Class B share and US$10.00 per ADR on the New York Stock Exchange, and (iv) time limit for acquisition: 120 days from the day following the date of publication of the information in the Boletín Diario de la Bolsa de Buenos Aires, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on June 4, 2024, Grupo Supervielle approved the modification of the terms and conditions of the program for the acquisition of own shares as follows: “The maximum amount to be invested will be $8,000,000 or the lower amount resulting in the acquisition up to 10% of the share capital including for the purposes of calculating this percentage the shares that the Company already holds in its portfolio” and “The amount of acquisitions may not exceed 25% of the average daily transaction volume that the shares of the Company have experienced during the previous 90 business days in accordance with the provisions of Law No. 26.831. For the purposes of calculating the limit established by current regulations, Grupo Supervielle will take into account the average daily transaction volume experienced by shares within the period indicated in the two markets in which it operates (Argentine Stock and Markets and the New York Stock Exchange)”.

On July 8, 2024, Grupo Supervielle terminated the Program of Repurchase of Own Shares. Grupo Supervielle has acquired a total of 4,940,665 ByMA Class B shares under the second program, achieving an execution rate of 99.78% of the program and 1.0818% of the share capital. Grupo Supervielle has acquired a total of 18,991,157 Class B shares representing 4.1581% of the share capital.

In the statement of changes in equity, the nominal value of repurchased shares is shown as “own shares in portfolio” and their restatement as “full adjustment of own shares in portfolio”. The consideration paid, including directly attributable incremental expenses, is deducted from equity until the shares are cancelled or reissued, and is disclosed as “cost of treasury shares”.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

As of December 31, 2025, pursuant to Article 67 of the Capital Markets Law No. 26,831 (and its amendments), 12,310,611 Class B ordinary shares, each with one vote, have been automatically cancelled. This cancellation is due to the fact that, having elapsed the three (3) year period since their acquisition—carried out between August 3 and December 30, 2022—the aforementioned treasury shares remained in the treasury without having been sold or having a shareholders' meeting resolution adopted regarding their disposition, as required by applicable regulations.

The acquisition cost of these shares amounted to 15,505,688 thousand pesos (a figure expressed in constant currency). This is in accordance with the provisions of Title IV, Chapter III, Article 3, paragraph 11, item c of the CNV Regulations. (N.T. 2013 and amend) while such shares are held in portfolio there is a restriction on the distribution of unallocated results and free reserves for the amount of said cost.

Likewise, for the same reasons and under the same regulatory framework, between January 2 and February 7, 2026, 1,739,881 Class B ordinary shares, with one vote per share, were automatically cancelled. These shares had been originally acquired between January 2 and February 7, 2023, and remained in treasury without having been sold or having had a shareholders' meeting resolution regarding their disposition, in accordance with applicable regulations.

As of the date of publication of these consolidated financial statements, the share capital amounts to 442,671,830 pesos, represented by 61,738,188 Class A ordinary shares and 380,933,642 Class B ordinary shares. Grupo Supervielle also holds a total of 4,940,665 Class B ordinary shares in treasury, representing 1.1161% of the Group's share capital.

26.	STOCK OPTIONS PLAN

On May 7, 2025, the Board of Directors of the Company approved a Stock Purchase Option Plan for certain employees and key officers of the Company and its subsidiaries, pursuant to the powers delegated by the Ordinary and Extraordinary General Shareholders' Meeting held on April 19, 2024. The objective of the Plan is to align the performance of key officers with the Company's strategic objectives, strengthen talent retention, and incentivize the creation of long-term, sustainable value for shareholders.

The aforementioned plan includes the following benefits paid to certain executives and employees, which are considered stock-based compensation:

a.	Stock Purchase Option

The stock option grants the holder the right to purchase a certain number of shares at a predetermined price during a specified period. Under the Stock Option Plan, the Group may issue stock options for up to 17,707,000 Class B shares. As of December 31, 2025, the Issuer had granted options for 13,132,218 Class B shares at the exercise price and according to the vesting schedule specified in each grant agreement to certain key employees and directors of the Bank and other subsidiaries. As of December 31, 2025, 4,574,782 shares remained available for future issuance under the Stock Option Plan.

Once granted, stock options may be exercised for up to seven or eight years, as applicable, from the date they are granted.

The following table shows the number of call options granted, canceled, and the weighted average exercise price:

	12/31/2025
	Number of purchase	Weighted average fair value per share
At the beginning of the year	-	-
Granted during the year	13,132,218	1.249
At the end of the year	13,132,218	1.249

The Group determines the value of the options to be granted using the Black & Sholes Model. The remaining life of the stock options is based on historical data and current expectations and is not necessarily indicative of the exercise patterns that may occur. The expected volatility reflects the assumption that historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The weighted average fair value of the options granted during the year ended December 31, 2025, was 1,249.

In accordance with IFRS 2, stock purchase plans are classified as settled transactions on the grant date.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

For the year ended December 31, 2025, the share-based payment expense recognized in the consolidated statement of profit or loss and other comprehensive income, related to the stock option plan, amounted to 4,848,469.

27.	FOREIGN TRADE FINANCE FACILITATION PROGRAM

In September 2025, Grupo Supervielle S.A. agreed to a new financing operation comprised of two tranches (expressed in thousands of US dollars):

• Loan A for up to USD 100,000, granted by Inter-American Development Bank (IDB) Invest, of which USD 50,000 was financed directly by IDB Invest and the remaining USD 50,000 by the JICA Fund for the Development of Latin America and the Caribbean (LAC). This loan has a term of up to 3 years, with a grace period of up to 18 months, and may be renewed for up to two additional 3-year periods, at IDB Invest's discretion. Disbursement of this tranche was received on September 15, 2025.

• Loan B for up to USD 170,000, financed by multilateral lending institutions and foreign commercial banks. The first disbursement of USD 79,000 was received on October 1, 2025, and the second disbursement from FMO of USD 50,000 was received on November 26, 2025.

The funds from this transaction are intended to foster the growth of the loan portfolio for small and medium-sized enterprises (SMEs).

Both loans are subject to compliance with financial covenants, as well as certain contractual obligations to act and refrain from acting, and specific periodic reporting requirements.

At year-end, Grupo Supervielle S.A. is in compliance with the financial commitments established in the agreements for both credit lines.

28.	SUBSEQUENT EVENTS

There are no events or transactions that occurred between the period-end date and the date of issue of the condensed interim consolidated financial statements that could significantly affect the Company's financial position or results at the end of the current period.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

As of December 31, 2025 and 2024:

ITEMS	HOLDING			POSITION
	Level of fair value	Book value 12/31/2025	Book value 12/31/2024	Position with no options	Options	Final position
DEBT SECURITIES AT FAIR VALUE WITH CHANGES IN PROFIT AND LOSS
Of the country
Public bonds
Letras tesoro vinc al U$S Vto.16/01/26	1	31,336,280	-	31,336,280	-	31,336,280
Letras tesoro vinc al U$S Vto.30/01/26	1	34,137,548	-	34,137,548	-	34,137,548
Letras tesoro Aj CER $ Vto.29/05/26	1	46,118,526	-	46,118,526	-	46,118,526
Letras tesoro Cap $ Vto.29/05/26	1	12,160,163	-	12,160,163	-	23,165,913
Bontes $ a Desc Aj CER Vto.15/12/26	1	14,140,619	5,033,798	14,140,619	-	14,140,619
Bono Nación $ Dual Vto 15/09/26	1	6,348,111	-	6,348,111	-	6,348,111
Títulos Discount Denominados $ 2033	1	5,830,823	212,368	5,830,823	-	5,830,823
Bono Tesoro Nac $ CER Vto 31/03/27	1	5,736,958	-	5,736,958	-	5,736,958
Bono Tesoro Nacional Cap $ Vto 30/04/27	1	9,942,140	-	9,942,140	-	9,942,140
Letras tesoro Cap $ Vto.17/04/26	1	6,148,691	-	6,148,691	-	21,163,691
Others	1	15,789,071	255,673,954	15,095,162	-	15,095,162
Bono Rep. Arg. U$S Step Up 2030	1	385,946	-	385,946	-	385,946
Bontes $ A Desc Aj CER Vto.15/12/27	1	2,056	71,021	2,056	-	2,056
Bono Tesoro Nac $ Vto.31/03/26	1	4,623,624	12,662,250	4,623,624	-	4,623,624
Bono Tesoro Nac $ Cap Vto 13/02/26	1	3,010,939	25,160,896	3,010,939	-	3,010,939
Bono Rep Arg Aj Cer V30/06/26 $ Cg	1	3,470,489	2,125,081	3,470,489	-	3,470,489
Bono Del Tesoro Boncer Vto 31/03/26	1	2,327,647	4,194,331	2,327,647	-	2,327,647
Bono Pcia Bs As Regs New U$S 2037	1	197	-	197	-	197
Bono Rep Arg Aj Cer V30/06/27	1	1,769	-	1,769	-	1,769
Bono Nacion Tasa Dual16/03/26 $	1	789,601	-	789,601	-	789,601
Bono Nacion Tasa Dual 30/06/26 $	1	636,054	-	636,054	-	636,054
Bono Nacion Tasa Dual15/12/26 $ Cg	1	94,358	-	94,358	-	94,358
Bono Tesoro Nac Cap V.15/01/27	1	727	-	727	-	727
Letras Del Tesoro Nacional Capitalizables En Pesos Vto 16/01/2026	1	25,308	-	25,308	-	25,308
Letra Tesoro Nacional Capitalizable 30/04/26 $	1	7,038,000	-	7,038,000	-	7,038,000
Letras Del Tesoro Cap $ V 30/10/2026	1	6,351,531	-	6,351,531	-	6,351,531
Letra Tesoro Nacional Capitalizable 27/02/26	1	206	-	206	-	206
Bono Tesoro Nacional Capitalizable 31/05/27	1	4,911,218	-	4,911,218	-	4,911,218
Letra Tesoro Nacional Capitalizable 30/11/26 $	1	1,503,458	-	1,503,458	-	1,503,458
Global Rep. Argentina Usd Step Up 2041	1	41,703	39,028	41,703	-	41,703

B.C.R.A. Notes
Bopreal S.1 B Vto.31/10/27 U$S	-	-	596,988	-	-	-
Bopreal S.1 A Vto.31/10/27 U$S	-	-	342,932	-	-	-
Bopreal S.1 D Vto.31/10/27 U$S	-	-	123,152	-	-	-
Bopreal S.3 Vto.31/05/26 U$S	-	-	133,829	-	-	-

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

ITEMS	HOLDING			POSITION
	Level of fair value	Book value 12/31/2025	Book value 12/31/2024	Position with no options	Options	Final position
Bopreal S.1 C Vto.31/10/27 U$S	-	-	37,837	-	-	-
Bopreal S.1 C Vto.31/10/27 U$S	-	-	122,980	-	-	-
BOPREAL S.3 VTO31/05/26 U$S	1	103	-	103	-	103

Private bonds
VDFF Individual Milaires UVA Vto 26/12/28	2	3,708,598	4,638,778	3,708,598	-	3,708,598
ON Cia Gen.Comb U$S V28/02/26	2	722,157	630,451	722,157	-	722,157
ON Capex CL.6 U$S Vto.07/09/26	1	693,500	-	693,500	-	693,500
ON Pyme Sion CL13 Vto18/01/27 UVA	2	575,609	509,929	575,609	-	575,609
ON P Argensun U$S Vto.14/12/26	2	370,809	479,306	370,809	-	370,809
ON Petro. Aconcagua 18 $ Vto.25/08/30	2	344,450	-	344,450	-	344,450
ON Capex Cl.7 U$S Vto 07/09/27	2	335,949	290,272	335,949	-	335,949
ON Petro Aconcagua 20 $ Vto.25/08/32	2	208,859	-	208,859	-	208,859
ON Luz Tres Picos 4 U$S 29/09/26	1	201,550	173,796	201,550	-	201,550
ON Cresud Cl 40 U$S Vto 21/12/26	1	91,747	-	91,747	-	91,747
ON YPF Ener.Elec. C.12 V.29/08/26 U$S Cg	1	512	756	512	-	512
ON LOMA NEGRA Vto. 11/03/2026	1	24	26	24	-	24
ON LOMA NEGRA Vto. 21/12/2025	1	-	771	-	-	-
ON Gemsa Cl 30 Uva Vt 08/03/2027	1	212,650	1,575,819	212,650	-	212,650
ON GEMSA XXVII UVA	1	189,813	-	189,813	-	189,813
ON TELECOM CL. 15 DLK 0% 02/06/26	1	704,775	-	704,775	-	704,775

Others		18,241,635	31,579,899	18,241,635	-	18,241,635

Total Debt securities with changes in results		249,506,501	346,410,248	248,812,592	-	274,833,342

OTHER DEBT INSTRUMENTS
Measured at fair value with changes in ORI
Of the country
Public bonds
TD Mun. Cordoba $ Vto 13/02/27	1	497,750	-	497,750	-	497,750
TD P Muni Cba Gar 2024 S.1 $ Vto 09/09/26	2	219,454	282,579	219,454	-	219,454
Bono Rep. Argentina Usd Step Up 2030	1	11,958	28,957,171	11,958	-	11,958
LT Fiscal de Liquidez $ Vto 17/07/25	-	-	118,641,674	-	-	-
Bono Tesoro Nac $ Cap Vto 17/10/2025	-	-	142,256	-	-	-

Private bonds
ON Msu SAS15 U$S Vto 16/04/29	1	7,005,200	-	7,005,200	-	7,005,200
ON YPF Cl 39 U$S Vto 22/07/30	1	6,507,316	-	6,507,316	-	6,507,316
ON Msu Green Energy Cl.3 U$S Vto.20/12/28	1	6,377,651	6,778,606	6,377,651	-	6,377,651
ON Edemsa CL.1 UVA Vto.06/05/26	2	6,094,438	5,381,082	6,094,438	-	6,094,438
ON Petro Aconcagua 21 U$S Vto 25/08/32	2	4,444,580	-	4,444,580	-	4,444,580
ON Oiltanking Ebytem Vto 01/11/28 U$S	1	4,422,033	4,107,835	4,422,033	-	4,422,033
VDFF Mercado Crédito 42 $ Vto 15/09/26	2	4,334,502	-	4,334,502	-	4,334,502
ON Cresud S31 Vto 15/11/28 U$S	1	4,234,347	4,106,684	4,234,347	-	4,234,347

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

ITEMS	HOLDING			POSITION
	Level of fair value	Book value 12/31/2025	Book value 12/31/2024	Position with no options	Options	Final position
VDFF Mercado Crédito 41 $ Vto 15/08/26	2	3,973,188	-	3,973,188	-	3,973,188
VDFF Mercado Crédito 38 $ Vto 15/06/26	1	3,025,200	-	3,025,200	-	3,025,200
ON Gemsa Cl 30 Uva Vt 08/03/2027	1	957,126	-	957,126	-	957,126
ON SPI ENERGY SA CL.1 US$ V.27/06/2026 SPC10	1	360,100	-	360,100	-	360,100
Others	1	42,852,588	105,419,883	42,852,588	-	42,852,588
ON Edemsa Cl.7 18/12/26 $	1	758,394	-	758,394	-	758,394
ON CA River plate	1	386,153	-	386,153	-	386,153
ON Tarjeta Naranja Cl.66 S.1 30/11/2026 $	1	1,031,627	-	1,031,627	-	1,031,627
ON Bco De Serv Y Trans 23 V15/07/26 U$S Cg	1	-	-	-	-	-
ON RIZOBACTER S.10 CL.B V28/11	1	65,291	-	65,291	-	65,291
ON Edemsa Cl.5 V12/05/26 $ Cg	1	1,050,949	-	1,050,949	-	1,050,949

Measurement at amortized cost
Of the country
Public bonds
Bontes $ a Desc Aj CER Vto.15/12/26	-	187,968,872	211,412,292	302,933,789	-	302,933,789
Letras tesoro tamar Cap $ Vto.16/01/26	-	152,981,337	-	152,981,337	-	152,981,337
Letras tesoro Cap $ TAMAR Vto.30/04/26	-	157,452,536	-	157,452,536	-	157,452,536
Letras tesoro Aj CER $ Vto.29/05/26	-	78,634,365	-	78,634,365	-	78,634,365
Bono Nación $ Dual Vto 15/09/26	-	37,618,591	-	77,156,454	-	77,156,454
Bono Nación $ Dual Vto 15/12/26	-	22,757,811	-	74,757,439	-	74,757,439
Bono Nación $ Dual Vto 16/03/26	-	22,414,158	-	53,579,471	-	53,579,471
Bono Rep Arg Aj CER $ Vto.30/06/28	-	7,480,969	13,845,499	7,480,969	-	7,480,969
Bono Rep. Arg. $ Vto.23/05/27	-	6,592,871	12,989,461	6,592,871	-	6,592,871
Bono Tesoro Nac $ CER Vto 31/03/27	-	9,903,694	1,524,153	31,632,244	-	31,632,244
Bontes $ a Desc Aj CER Vto.15/12/27	-	6,277,550	-	6,277,550	-	6,277,550
Bono Nación $ Dual Vto 30/06/26	-	9,969,737	-	9,969,737	-	9,969,737
Bono Del Tesoro Nacional En Pesos Cero Cupón Cer Vto 30/10/2026	-	1,090,770	380,880	1,090,770	-	1,090,770
Bono Del Tesoro Nacional $ Cero Cupón Con Aj Cer Vto 31/03/2026	-	1,406,645	8,573,204	1,406,645	-	1,406,645
Bono Del Tesoro Nacional Cap En Pesos Vto 13/02/2026	-	612,569	611,093	612,569	-	612,569
Bono Rep Arg Aj Cer V30/06/26 $ Cg	-	682,239	-	682,239	-	682,239
Others		17,105,704	585,265,588	192,934,389	-	192,934,389

Notes B.C.R.A.
Bopreal S.1 C Vto.31/10/27 U$S	-	1,271,948	-	1,271,948	-	1,271,948
Bopreal S.1 B Vto.31/10/27 U$S	-	129,061	-	129,061	-	129,061
Bopreal S.1 D Vto.31/10/27 U$S	-	42,723	-	42,723	-	42,723

Public bonds
ON Surcos 11 U$S Vto 20/07/25	-	1,089,923	-	1,089,923	-	1,089,923
Pagaré U$S Vto 18/10/24	-	266,243	350,239	266,243	-	266,243
Pagaré U$S Vto 13/05/25	-	-	666,197	-	-	-
FF Red Surcos XXXIII	-	-	300,923	-	-	-
Pagaré U$S Vto 24/04/25	-	-	267,160	-	-	-

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

ITEMS	HOLDING			POSITION
	Level of fair value	Book value 12/31/2025	Book value 12/31/2024	Position with no options	Options	Final position
Total other debt securities		822,360,161	1,110,004,459	1,257,585,117	-	1,257,585,117

EQUITY INSTRUMENTS
Measured at fair value through profit or loss
A3 Mercados S.A.	-	4,294,797	-	4,294,797	-	4,294,797
Cedear SPDR Dow Jones Ind	-	3,606	3,261	3,606	-	3,606
Cedear SPDR S&P	-	3,448	3,041	3,448	-	3,448
Cedear Financial Select Sector	-	3,278	2,940	3,278	-	3,278
Cedear Ishares MSCI Brasil	-	1,145	830	1,145	-	1,145
Aluar SA	-	-	4,129	-	-	-
Ternium Arg S.A.Ords."A"1 Voto Esc	-	-	29,856	-	-	-
Holcim Arg	-	-	14,273	-	-	-
Acciones Banco Galicia	-	-	10,548	-	-	-

Measured at fair value with changes in ORI
Of the country
Other	3	1,399,669	866,079	1,399,669	-	1,399,669

Total equity instruments		5,705,943	934,957	5,705,943	-	5,705,943
Total		1,077,572,605	1,457,349,664	1,512,103,652	-	1,538,124,402

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of December 31, 2025 and 2024 balances of loans and other financing are the following:

	12/31/2025	12/31/2024
COMMERCIAL PORTFOLIO

Normal situation	1,958,889,793	1,393,502,885
-With "A" Preferred Collateral and Counter-guarantees	46,194,121	14,549,956
-With "B" Preferred Collateral and Counter-guarantees	50,359,066	49,921,021
- Without Preferred Collateral nor Counter-guarantees	1,862,336,606	1,329,031,908

Subject to special monitoring
- Under Observation	9,665,840	16,005,651
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	5,896,236	6,824,493
- Without Preferred Collateral nor Counter-guarantees	3,769,604	9,181,158

With problems	-	11,299,132
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	6,347,375
- Without Preferred Collateral nor Counter-guarantees	-	4,951,757

High risk of insolvency	26,265,783	424,934
-With "A" Preferred Collateral and Counter-guarantees	4,707	-
-With "B" Preferred Collateral and Counter-guarantees	9,701,332	76,023
- Without Preferred Collateral nor Counter-guarantees	16,559,744	348,911

Uncollectible	715,864	4
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	66,554	-
- Without Preferred Collateral nor Counter-guarantees	649,310	4

TOTAL COMMERCIAL PORTFOLIO	1,995,537,280	1,421,232,606

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

	12/31/2025	12/31/2024
CONSUMER AND HOUSING PORTFOLIO

Normal situation	1,917,132,077	1,786,466,897
-With "A" Preferred Collateral and Counter-guarantees	61,341,553	39,084,367
-With "B" Preferred Collateral and Counter-guarantees	497,294,407	526,503,423
- Without Preferred Collateral nor Counter-guarantees	1,358,496,117	1,220,879,107

Low Risk	117,303,287	34,824,052
-With "A" Preferred Collateral and Counter-guarantees	2,723,369	271,364
-With "B" Preferred Collateral and Counter-guarantees	26,055,731	15,139,986
- Without Preferred Collateral nor Counter-guarantees	88,524,187	19,412,702

Medium Risk	91,989,353	16,274,963
-With "A" Preferred Collateral and Counter-guarantees	1,948,540	145,843
-With "B" Preferred Collateral and Counter-guarantees	15,484,458	3,725,911
- Without Preferred Collateral nor Counter-guarantees	74,556,355	12,403,209

High Risk	84,575,929	10,712,570
-With "A" Preferred Collateral and Counter-guarantees	1,742,629	13,236
-With "B" Preferred Collateral and Counter-guarantees	16,755,286	3,107,755
- Without Preferred Collateral nor Counter-guarantees	66,078,014	7,591,579

Uncollectible	8,795,078	2,813,201
-With "A" Preferred Collateral and Counter-guarantees	37,794	18,930
-With "B" Preferred Collateral and Counter-guarantees	1,617,265	548,882
- Without Preferred Collateral nor Counter-guarantees	7,140,019	2,245,389

TOTAL CONSUMER AND HOUSING PORTFOLIO	2,219,795,724	1,851,091,683
TOTAL GENERAL(1)	4,215,333,004	3,272,324,289

(1) Conciliation with Statement of Financial Position:
Loans and other financing	3,766,090,216	2,854,823,298
Other debt securities	822,360,161	1,110,004,459
Off-balance sheet items	116,937,822	226,342,236
more Allowances for loan losses	237,051,916	70,246,420
more IFRS adjustments not computable for ESD	4,968,807	(30,443)
less Public Bonds valued at Amortized Cost	(732,075,918)	(989,061,681)
Total	4,215,333,004	3,272,324,289

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING

As of December 31, 2025 and 2024 the concentration of leans and other financing are the following:

Number of Clients	Loans and other financing
	12/31/2025		12/31/2024
	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	437,349,894	10.4%	317,353,626	9.7%
50 following largest customers	723,647,786	17.2%	502,058,690	15.3%
100 following largest customers	452,302,040	10.7%	355,376,585	10.9%
Rest of customers	2,602,033,284	61.7%	2,097,535,388	64.1%
TOTAL	4,215,333,004	100.0%	3,272,324,289	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING

As of December 31, 2025 the breakdown of loans and other financing are the following:

Item	Past due portfolio	Remaining terms for maturity						Total
		1 month	3 months	6 months	12 months	24 months	Up to 24 months
Non-financial Public Sector	-	8,549,019	-	61,310	61,310	122,620	61,310	8,855,569
Financial Sector	-	201,571,484	71,849,248	48,426,184	35,885,154	10,137,678	2,640,220	370,509,968
Non-financial private sector and residents abroad	100,192,727	1,570,078,404	586,169,695	586,594,963	655,064,353	856,389,763	1,732,362,428	6,086,852,333
TOTAL	100,192,727	1,780,198,907	658,018,943	635,082,457	691,010,817	866,650,061	1,735,063,958	6,466,217,870

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment for the year ended December 31, 2025, were as follows:

Item	At the beginning of the year	Useful life	Revaluation	Additions	Disposals	Depreciation				Net carrying
						Accumulated	Disposals	Of the year	At the end of the year	12/31/2025	12/31/2024
Cost model
Furniture and facilities	43,226,242	10	-	3,869,810	(70,692)	(37,610,812)	82,004	(1,381,858)	(38,910,666)	8,114,694	5,615,430
Machinery and equipment	157,298,646	10	-	4,145,443	(11,384,465)	(139,248,586)	10,648,223	(6,249,082)	(134,849,445)	15,210,179	18,050,060
Vehicles	4,680,066	5	-	894,687	(2,435,446)	(2,271,712)	2,418,030	(1,678,841)	(1,532,523)	1,606,784	2,408,354
Right of Use Assets	26,337,613	50	-	15,247,466	(13,593,460)	(15,909,394)	12,338,073	(11,840,607)	(15,411,928)	12,579,691	10,428,219
Construction in progress	16,755,527	-	-	6,489,462	(7,122,294)	-	-	-	-	16,122,695	16,755,527
Revaluation model
Land and Buildings	90,301,200	50	(266,908)	-	-	(9,462,444)	-	(1,547,531)	(11,009,975)	79,024,317	80,838,756
Total	338,599,294		(266,908)	30,646,868	(34,606,357)	(204,502,948)	25,486,330	(22,697,919)	(201,714,537)	132,658,360	134,096,346

Movements in investment properties for the year ended December 31, 2025, were as follows:

Item	At the beginning of the year	Useful life	Revaluation	Additions	Disposals	Depreciation				Net carrying 12/31/2025	Net carrying 12/31/2024
						Accumulated	Disposals	Of the year	At the end of the year
Cost model
Rent building	3,420,597	5	-	-	(1,925,794)	(1,378,991)	1,325,250	(310,316)	(364,057)	1,130,746	2,041,606
Measurement at fair value
Rent building	101,399,946	50	(668,493)	18,320	(9,292,263)	-	-	-	-	91,457,510	101,399,946
Total	104,820,543		(668,493)	18,320	(11,218,057)	(1,378,991)	1,325,250	(310,316)	(364,057)	92,588,256	103,441,552

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Movements in intangible assets for the year ended December 31, 2025 were as follows:

Item	At the beginning of the year	Useful life	Additions	Disposals	Depreciation			Net carrying
					At the beginning of the year	Disposals	Of the year	At the end of the year	12/31/2025	12/31/2024
Measurement at cost
Goodwill	77,423,404		-	-	-	-	-	-	77,423,404	77,423,404
Brands	5,245,811		-	-	-	-	-	-	5,245,811	5,245,811
Other intangible assets	363,974,310		57,389,593	(1,106,966)	(228,256,695)	-	(42,833,000)	(271,089,695)	149,167,242	135,717,615
TOTAL	446,643,525		57,389,593	(1,106,966)	(228,256,695)	-	(42,833,000)	(271,089,695)	231,836,457	218,386,830

Depreciation for the year is included in the line "Depreciations and impairment of non-financial assets" in the statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE H – CONCENTRATION OF DEPOSITS

As of December 31, 2025 and 2024 the concentration of deposits is the following:

Number of customers	Deposits
	12/31/2025		12/31/2024
	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio
10 largest customers	1,696,445,402	33.1%	1,480,893,552	35.5%
50 following largest customers	1,148,984,573	22.4%	904,392,054	21.7%
100 following largest customers	297,647,437	5.8%	229,830,414	5.5%
Rest of customers	1,975,809,067	38.7%	1,559,532,911	37.3%
TOTAL	5,118,886,479	100.0%	4,174,648,931	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS

Item	Remaining terms for maturity
	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Deposits
Non-financial public sector	106,569,059	25,809,812	-	-	-	-	132,378,871
Financial sector	744,014	-	-	-	-	-	744,014
Non-financial private sector and overseas residents	4,456,184,703	342,722,721	125,227,346	85,845,478	4,523,269	-	5,014,503,517
Liabilities at fair value through profit or loss	693,909	-	-	-	-	-	693,909
Repo Transactions	393,411,412	-	-	-	-	-	393,411,412
Other financial liabilities	268,926,496	2,029,583	2,649,598	4,228,906	3,985,338	1,321,314	283,141,235
Financing received from the B.C.R.A. and other financial institutions	111,953,996	17,064,408	16,734,816	95,193,745	14,237,109	280,857,662	536,041,736
Marketable bonds issued	-	87,158,458	40,202,158	65,988,514	7,901,586	-	201,250,716
TOTAL	5,338,483,589	474,784,982	184,813,918	251,256,643	30,647,302	282,178,976	6,562,165,410

As of December 31, 2025:

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of December 31, 2025 and 2024:

Items	As of December 31, 2025	As of December 31, 2025 (per currency)				As of December 31, 2024
		Dollar	Euro	Real	Others
ASSETS
Cash and Due from Banks	872,331,983	850,170,067	13,846,413	45,319	8,270,184	589,354,547
Debt securities at fair value through profit or loss	66,376,090	66,376,090	-	-	-	28,651,162
Derivatives	-	-	-	-	-	173,162
Other financial assets	36,784,605	36,784,605	-	-	-	8,642,779
Loans and other financing	804,594,773	802,829,531	1,765,242	-	-	487,277,884
Other Debt Securities	63,243,148	63,243,148	-	-	-	134,111,166
Financial assets pledged as collateral	142,199,254	142,199,254	-	-	-	6,385,160
Other non-financial assets	340,232	340,232	-	-	-	1,107,337
TOTAL ASSETS	1,985,870,085	1,961,942,927	15,611,655	45,319	8,270,184	1,255,703,197

LIABILITIES
Deposits	1,714,331,780	1,700,713,029	13,618,751	-	-	1,119,867,567
Non-financial public sector	13,172,700	13,170,212	2,488	-	-	12,049,670
Financial sector	4,805	4,805	-	-	-	410
Non-financial private sector and foreign residents	1,701,154,275	1,687,538,012	13,616,263	-	-	1,107,817,487
Other financial liabilities	56,722,106	53,242,505	3,337,594	212	141,795	48,084,770
Financing received from the Argentine Central Bank and other financial institutions	371,944,377	370,337,703	1,606,674	-	-	23,043,361
	81,786,381	81,786,381	-	-	-	40,820,459
Other non-financial liabilities	948,191	944,187	3,986	-	18	856,664
TOTAL LIABILITIES	2,225,732,835	2,207,023,805	18,567,005	212	141,813	1,232,672,821

NET POSITION	(239,862,750)	(245,080,878)	(2,955,350)	45,107	8,128,371	23,030,376

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE R – ALLOWANCE FOR LOAN LOSSES

As of December 31, 2025:

Items	Balances at the beginning of the year	ECL of the following 12 months	ECL of remaining life of the financial asset			Balance at the end of the year
			FI significant credit risk increase	FI with credit impairment	FI with credit impairment either purchased or produced
Loans and other financing	64,837,244	14,424,896	41,367,674	126,371,357	(15,549,631)	231,451,540
Other financial institutions	47,046	394,801	-	-	(11,283)	430,564
SPNF and residents from abroad	64,790,198	14,030,095	41,367,674	126,371,357	(15,538,348)	231,020,976
Overdrafts	2,681,094	1,448,455	(367,441)	6,548,363	(642,995)	9,667,476
Promissory Notes	2,015,549	410,985	1,408,822	10,603,289	(483,380)	13,955,265
Mortgages	709,685	53,337	75,532	358,940	(170,201)	1,027,293
Automobile and other secured loans	8,025,537	4,894,227	9,052,396	20,551,678	(1,924,729)	40,599,109
Personal loans	33,504,089	4,376,415	23,250,569	58,648,541	(8,035,138)	111,744,476
Credit cards loans	11,787,528	858,808	9,046,258	25,547,314	(2,826,951)	44,412,957
Receivable from Financial leases	801,293	437,985	479,982	2,090,470	(192,171)	3,617,559
Other	5,265,423	1,549,883	(1,578,444)	2,022,762	(1,262,783)	5,996,841
Other debt securities	471,246	(230,152)	(6,199)	199,266	(113,017)	321,144
Eventual responsibility	276,150	127,490	15,661	-	(66,228)	353,073
Unused credit card balances	4,271,775	(177,295)	833,687	-	(1,024,481)	3,903,686
Checking account revocable agreements	390,005	708,249	17,752	-	(93,533)	1,022,473
Total of Allowances	70,246,420	14,853,188	42,228,575	126,570,623	(16,846,890)	237,051,916

GRUPO SUPERVIELLE S.A.

Informative review as of December 31, 2025

(expressed in thousands of pesos in homogeneous currency)

Brief description of the business and evolution of operations

The Company aims to position itself as a leader in the local financial sector by offering innovative, inclusive, and accessible financial services. Its strategy, implemented through its various businesses (banking and non-banking), allows it to reach every segment of the population with the appropriate product offerings, service model, and price/risk ratio.

The net income attributable to the owners of the parent company, ending December 31, 2025, shows a loss of 48,582,394, representing a negative average return on equity of 4.6%. This result stemmed primarily from the performance of our investments in other companies.

The Annual General Meeting of Shareholders, held on April 22, 2025, approved the allocation of profits for the fiscal year ending December 31, 2024, as follows: (i) legal reserve of 8,220,331, (ii) discretionary reserve of 123,304,971, and (iii) reserve for future dividends of 32,881,325, subsequently released from dividend payments.

Grupo Supervielle S.A., the controlling company of the economic group, held the following indirect shareholdings in its controlled companies as of December 31, 2025 and 2024:

Company	Main Activity	Interest in capital stock
		12/31/2025	12/31/2024
Banco Supervielle S.A.	Commercial Bank	99.90%	99.90%
Supervielle Asset Management S.A.	Asset Management Company	100.00%	100.00%
Sofital S.A.U.F. e I.	Financial operations and administration of marketable securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Insurance company	100.00%	100.00%
Micro Lending S.A.U.	Financing investments	100.00%	100.00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
Portal Integral de Inversiones S.A.U.	Representations	100.00%	100.00%
IOL Holding S.A.	Financial Company	100.00%	100.00%
IOL Agente de Valores S.A.	Financial Company	100,00%	100,00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%	100.00%
Bolsillo Digital S.A.U	Computer Services	100.00%	100.00%
Supervielle Agente de Negociación S.A.U.	Settlement and Clearing Agent	100.00%	100.00%

GRUPO SUPERVIELLE S.A.

Informative review as of December 31, 2025

(expressed in thousands of pesos in homogeneous currency)

Brief description of Related Companies

Grupo Supervielle provides a wide range of financial and non-financial services to its clients and has more than 130 Grupo Supervielle provides a wide range of financial and non-financial services to its clients and has over 130 years of experience operating in Argentina. Supervielle focuses on offering rapid solutions to its clients and adapting effectively to evolving changes within the industries in which the company operates. Grupo Supervielle operates multiple platforms and brands and has developed a diverse ecosystem to respond to the needs and digital transformation of its clients. Since May 2016, Grupo Supervielle's shares have been listed on the ByMA and NYSE.

The results of Grupo Supervielle's subsidiaries are detailed below:

Company	Assets	Liabilities	Equity (*)	Net Income (*)	Capital (*)
Banco Supervielle S.A.	7,402,348,539	6,641,904,353	760,444,186	(113,523,605)	7,402,348,539
Supervielle Asset Management S.A.	26,238,883	6,069,378	20,169,505	19,778,406	26,238,883
Sofital S.A.U.F. e I.	34,829,338	7,152	34,822,186	(1,132,800)	34,829,338
Espacio Cordial de Servicios S.A.	3,306,133	972,730	2,333,402	2,059	3,306,133
Micro Lending S.A.U.	1,021,784	524,313	497,471	(109,846)	1,021,784
Portal Integral de Inversiones S.A.U.	6,000,395	3,390,986	2,609,409	1,689,074	6,000,395
InvertirOnline S.A.U.	408,252,427	358,483,514	49,768,913	18,946,772	408,252,427
IOL Holding S.A.	136,177,703	864	136,176,839	22,219,337	136,177,703
IOL Agente de Valores S.A.	1,145,989	138,697	1,121,087	(339,212)	1,145,989
Supervielle Seguros S.A. (**)	35,990,707	16,461,945	19,528,762	6,040,484	35,990,707
Supervielle Productores Asesores de Seguros S.A.	8,329,888	1,432,318	6,897,570	5,631,244	8,329,888
Bolsillo Digital S.A.U.	6,571	-	6,571	(4,601)	6,571
Supervielle Agente de Negociación S.A.U.	11,485,107	6,273,028	5,212,079	(361,335)	11,485,107

(*) attributable to the owners of the controlling company

(**) corresponding to the result of 6 months

ASSET STRUCTURE, RESULTS, STRUCTURE OF CASH FLOWS AND MAIN RATIOS.

The information regarding the condensed interim consolidated financial statements is presented in a comparative manner below.

The information as of December 31, 2025, 2024, 2023, 2022, and 2021 corresponds to the originally reported figures expressed in homogeneous currency.

Statement of Financial Position	12/31/2025	12/31/2024	12/31/2023	12/31/2022	12/31/2021
Total Assets	7,791,535,439	5,960,131,094	5,469,469,222	6,221,697,923	6,784,376,218
Total Liabilities	6,783,493,160	4,876,570,264	4,558,344,164	5,392,915,099	5,887,724,287
Shareholders’ Equity	1,008,042,279	1,083,560,830	911,125,058	828,782,824	896,651,931
Total Liabilities plus Shareholders’ Equity	7,791,535,439	5,960,131,094	5,469,469,222	6,221,697,923	6,784,376,218

Income Statement	12/31/2025	12/31/2024	12/31/2023	12/31/2022	12/31/2021
Net income from interest	807,954,331	5,957,874,053	1,090,931,760	779,679,443	745,838,148
Net income from commissions	245,010,643	4,874,313,223	238,856,209	215,367,291	240,776,398
Net income before income tax	(96,748,833)	1,083,560,830	248,270,947	(68,073,490)	(27,407,842)
Total comprehensive income attributable to owners of the parent company - Earnings	(50,317,486)	5,957,874,053	156,256,754	(51,003,772)	(36,854,472)

Consolidated Cash Flow Statement	12/31/2025	12/31/2024	12/31/2023	12/31/2022	12/31/2021
Total operating activities	485,780,245	687,299,376	454,091,892	13,889,646	155,971,197
Total investment activities	(66,189,336)	(60,620,095)	(54,111,529)	(62,761,888)	(84,042,187)
Total financing activities	484,506,639	47,901,927	(63,420,851)	(112,155,755)	(218,314,696)
Effect of changes in exchange rate	246,483,279	346,940,286	612,416,041	138,711,321	185,895,878

GRUPO SUPERVIELLE S.A.

Informative review as of December 31, 2025

(expressed in thousands of pesos in homogeneous currency)

Result from exposure to changes in the purchasing power of the currency	(415,723,552)	(739,307,817)	(715,842,271)	(266,320,429)	(297,436,387)
Net increase in cash and cash equivalents	734,857,275	282,213,677	233,133,282	(288,637,105)	(257,926,195)

EQUITY STRUCTURE. RESULTS. STRUCTURE OF GENERATION OR USE OF FUNDS. MAIN RATIOS.

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Indicators (figures in thousands of pesos)	12/31/2025	12/31/2024	12/31/2023	12/31/2022	12/31/2021

Liquidity	33.96%	24.03%	17.53%	9.90%	15.40%
- Cash and cash equivalents (1)	1,738,229,733	1,003,372,458	721,158,781	336,615,699	537,584,544
- Deposits	5,118,886,479	4,174,648,931	4,113,923,859	3,400,756,207	3,490,072,352

Solvency	14.86%	22.23%	19.99%	15.37%	15.23%
- Shareholders Equity	1,008,042,279	1,083,560,830	911,125,058	828,782,824	896,651,931
- Total Liabilities	6,783,493,160	4,874,313,223	4,558,344,164	5,392,915,100	5,887,724,287

Immobilization of Capital	7.45%	8.44%	9.49%	7.44%	6.59%
-Immobilized Assets (2)	580,705,566	502,680,070	518,959,367	462,861,003	447,196,352
-Total Assets	7,791,535,439	5,957,874,053	5,469,469,222	6,221,697,923	6,784,376,218

(1) Includes cash, private and public securities quoted and shares in mutual funds.

(2) Includes: Investment property, property, plant and equipment, intangible assets, deferred income tax assets, other non-financial assets, inventories, non-current assets held for sale.

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

Adoption of International Financial Reporting Standards (IFRS)

The Central Bank of Argentina (BCRA), through Communications “A” 5541 and its amendments, established the convergence plan towards International Financial Reporting Standards (IFRS) issued by the International Financial Reporting Standards Board (IASB) and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), for the entities under its supervision.

Through Communications “A” 6430 and 6847, the BCRA established that Financial Institutions must begin applying the provisions regarding the impairment of financial assets contained in paragraph 5.5 of IFRS 9, starting with fiscal years beginning on or after January 1, 2020, with the exception of debt instruments of the Non-Financial Public Sector, which will be temporarily excluded from the scope of these provisions.

Through Communication “A” 7014 dated May 14, 2020, the B.C.R.A. established that Public Sector debt instruments received by financial entities in exchange for others must be initially recognized at the book value that the delivered instruments have on the date of said exchange, without analyzing whether or not the derecognition criteria established by IFRS 9 are met, nor eventually recognizing the new instrument received at its market value as established by said IFRS.

Furthermore, Article 2, Chapter I, Section I, of Title IV of the consolidated text issued by the CNV (National Securities Commission) establishes that issuing entities whose principal assets consist of investments in financial institutions or insurance companies are exempt from submitting their Financial Statements under IFRS and may opt to submit them in accordance with the regulations established by the Central Bank of the Argentine Republic and the National Superintendency of Insurance, respectively.

Regarding the aforementioned requirements, the following details apply:

• The corporate purpose of Grupo Supervielle S.A. is exclusively to carry out financial and investment activities;

GRUPO SUPERVIELLE S.A.

Informative review as of December 31, 2025

(expressed in thousands of pesos in homogeneous currency)

• The investment in financial institutions and the insurance company represents 77.8% of Grupo Supervielle S.A.'s assets, constituting the company's principal asset;

• 90.98% of Grupo Supervielle S.A.'s revenues derive from its participation in the profits of the financial institutions and the insurance company.

• Grupo Supervielle S.A. owns a direct and indirect stake in the share capital of 99.90% in Banco Supervielle S.A., and 100% in Supervielle Seguros S.A., which gives it control of the aforementioned entities.

Perspectives

For the year 2026, Grupo Supervielle plans to continue contributing with its credit generation to the growth and evolution of the Argentine economy.

Separate Financial Statements

For the financial year ended on December 31, 2025, presented on comparative basis in homogeneous currency.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF FINANCIAL POSITION

As of December 31, 2025 and 2024

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	12/31/2025	12/31/2024
ASSETS
Cash and due from banks	1.4,3 and 5.1	196,876	349,074
Cash		-	-
Other local and financial institutions		196,876	349,074
Other financial assets	1.4, 2, 3 and 5.2	4,120,719	433,881
Other debt securities	1.4, 2, 3, 5.3, 9 and A	15,780,877	7,167,266
Current income tax assets	7	639,184	292,796
Investment in subsidiaries, associates, and joint ventures	4, 5.4 and 6	959,388,248	1,046,543,893
Intangible Assets	1.7, 5.5 and G	27,055,388	27,055,388
Deferred income tax assets	7	54,907	170,874
Other non-financial assets	5.6	473,014	897,054
TOTAL ASSETS		1,007,709,213	1,082,910,226

LIABILITIES
Other Non-Financial Liabilities	5.7 y 8	446,501	781,648
TOTAL LIABILITIES		446,501	781,648

SHAREHOLDERS' EQUITY
Capital stock	9	437,731	437,731
Capital Adjustments		729,164,744	729,164,744
Paid in capital		77,948,047	77,948,047
Own shares in portfolio		6,680	18,991
Comprehensive adjustment of shares in portfolio		4,023,614	11,438,151
Cost of treasury stock		(15,505,688)	(27,845,492)
Earnings Reserved		257,638,259	122,692,968
Reserve		36,241	(268,384)
Other comprehensive income		2,095,478	3,866,809
Net Income for the year		(48,582,394)	164,675,013
TOTAL SHAREHOLDERS' EQUITY		1,007,262,712	1,082,128,578
TOTAL NET LIABILITIES AND SHAREHOLDERS' EQUITY		1,007,709,213	1,082,910,226

The accompanying notes and schedules are an integral part of the Separate Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME

For the financial years ended on December 31, 2025 and 2024

(Expressed in thousands of pesos in homogeneous currency)

Items	Notes	12/31/2025	12/31/2024
Interest income	5.8	2,673,326	6,393,276
Net interest income		2,673,326	6,393,276
Net profit or loss on measurement of financial instruments at fair value with changes in profit or loss	5.9	952,714	2,727,778
Result from derecognition of financial asset measured at amortized cost		(16,032)	2,457,189
Difference in gold and foreign currency quotations		114,434	476,633
Financial and holding results		1,051,116	5,661,600
Subtotal		3,724,442	12,054,876
Other operating income	5.10	5,176,537	5,870,691
Result for exposure to changes in currency purchasing power		(2,631,010)	(18,392,454)
Impairment losses on financial assets		2,693	12,717
Net operating income		6,272,662	(454,170)
Personal expenses	5.11	(913,147)	(900,354)
Administrative expenses	5.12	(2,682,182)	(4,092,766)
Depreciation and impairment of non-financial assets	G	-	(594,170)
Other operating expenses	5.13	(376,529)	(1,333,839)
Net operating income		2,300,804	(7,375,299)
Profit or loss by subsidiaries, associates, and joint ventures	5.14	(50,704,575)	173,843,241
Profit before income tax		(48,403,771)	166,467,942
Income tax	7	(178,623)	(1,792,929)
Net profit for the year		(48,582,394)	164,675,013

The accompanying notes and schedules are an integral part of the Separate Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the financial years ended on December 31, 2025 and 2024

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2025	12/31/2024
NUMERATOR
Net income for the year attributable to owners of the parent company	(48,582,394)	164,675,013
PLUS: Diluting events inherent to potential ordinary shares	-	-
Net income attributable to owners of the parent company adjusted by dilution	(48,582,394)	164,675,013

DENOMINATOR
Weighted average of ordinary shares	437,731	439,664
PLUS: Weighted average of number of ordinary shares issued with dilution effect	-	-
Weighted average of number of ordinary shares issued of the year adjusted by dilution effect	437,731	439,664

Basic Income per share	(110.99)	374.55
Diluted Income per share	(110.99)	374.55

The accompanying notes and schedules are an integral part of the Separate Financial Statements.

As of December 31, 2025, 4,262 shares are excluded from the calculation because they have an antidilutive effect.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME

For the financial years ended on December 31, 2025 and 2024

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2025	12/31/2024
Net income for the year	(48,582,394)	164,675,013
Components of Other Comprehensive Loss to be reclassified to profit or loss
Foreign currency translation adjustment	3,607,885	1,317,625
Foreign currency translation adjustment for the fiscal year	3,607,885	1,317,625
Gains or losses on financial instruments at fair value with changes in OCI (Point 4.1.2a of IFRS 9)	1,938	2,268,333
Income / (Loss) for the year from financial instrument at fair value through other comprehensive income	3,482	3,028,685
Income tax	(1,544)	(760,352)
Participation of Other Comprehensive (Loss) / Income of associates and joint ventures recorded through the utilization of the participation method	(5,344,915)	(18,224,948)
(Loss) / Income of the year from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(5,344,915)	(18,224,948)
Total Other Comprehensive (Loss) / Income to be reclassified to profit or loss	(1,735,092)	(14,638,990)
Total Other Comprehensive (Loss) / Income	(1,735,092)	(14,638,990)
Total Comprehensive Income	(50,317,486)	150,036,023

The accompanying notes and schedules are an integral part of the Separate Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the financial years ended on December 31, 2025 and 2024

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock (Note 9)	Capital Adjustments	Paid in capital	Own shares in portfolio (1)	Comprehensive adjustment of own shares in portfolio (1)	Cost of treasury stock	Legal reserve	Other reserves	Other comprehensive income			Retained earnings	Total shareholders´ equity
									Revaluation of PPE	Conversion difference	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance on December 31, 2024	437,731	77,948,047	729,164,744	18,991	11,438,151	(27,845,492)	16,136,452	106,556,516	3,137,926	(26,787)	164,406,629	755,670	1,082,128,578
Disposal of equity instruments measured to VR ORI	-	-	-	-	-	-	-	-	-	-	36,239	(36,239)	-
Share premium in subsidiaries	-	-	-	-	-	-	-	8,332,945	-	-	-	-	8,332,945
Expiration of treasury shares	-	-	-	(12,311)	(7,414,537)	12,339,804	-	(4,912,956)	-	-	-	-	-
Consideration of results approved by the General Assembly of Shareholders held on April 19, 2025:
Constitution of reserves	-	-	-	-	-	-	8,220,331	123,304,971	-	-	(131,525,302)	-	-
Distribution of dividends	-	-	-	-	-	-	-	-	-	-	(32,881,325)	-	(32,881,325)
Net income for the year	-	-	-	-	-	-	-	-	-	-	(48,582,394)	-	(48,582,394)
Other comprehensive results for the year	-	-	-	-	-	-	-	-	3,607,885	1,938	-	(5,344,915)	(1,735,092)
Balance on December 31, 2025	437,731	77,948,047	729,164,744	6,680	4,023,614	(15,505,688)	24,356,783	233,281,476	6,745,811	(24,849)	(48,546,153)	(4,625,484)	1,007,262,712

The accompanying notes and schedules are an integral part of the Separate Financial Statements.

(1) See Note 9 to these separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the financial years ended on December 31, 2025 and 2024

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock (Note 9)	Capital Adjustments	Paid in capital	Own shares in portfolio	Comprehensive adjustment of own shares in portfolio	Cost of treasury stock	Legal reserve	Other reserves	Other comprehensive income			Retained earnings	Total shareholders´ equity
									Revaluation of PPE	Conversion difference	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance on December 31, 2023	442,672	80,923,752	729,164,744	14,050	8,462,446	(14,799,989)	-	12,339,789	1,820,301	(2,295,121)	147,095,314	18,754,495	981,922,453
Disposal of equity instruments measured to VR ORI	-	-	-	-	-	-	-	-	-	-	(226,124)	226,124	-
Share premium in subsidiaries	(4,941)	(2,975,705)	-	4,941	2,975,705	(13,045,503)	-	-	-	-	-	-	(13,045,503)
Consideration of results approved by the General Assembly of Shareholders held on April 19, 2024:
Constitution of reserves	-	-	-	-	-	-	16,136,452	94,216,727	-	-	(110,353,179)	-
Distribution of dividends	-	-	-	-	-	-	-	-	-	-	(36,784,395)	-	(36,784,395)
Net income for the year	-	-	-	-	-	-	-	-	-	-	164,675,013	-	164,675,013
Other comprehensive results for the year	-	-	-	-	-	-	-	-	1,317,625	2,268,334		(18,224,949)	(14,638,990)
Balance on December 31, 2024	437,731	77,948,047	729,164,744	18,991	11,438,151	(27,845,492)	16,136,452	106,556,516	3,137,926	(26,787)	164,406,629	755,670	1,082,128,578

 The accompanying notes and schedules are an integral part of the Separate Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF CASH FLOW

For the financial years ended on December 31, 2025 and 2024

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2025	12/31/2024

CASH FLOW FROM OPERATING ACTIVITIES

Net income for the year before Income Tax	(48,403,771)	166,467,942

Adjustments to obtain flows from operating activities:
Results by associates and joint ventures	50,704,575	(173,843,241)
Depreciation and devaluation	-	594,170
Impairment losses on financial assets	(2,693)	(12,717)
Difference in gold and foreign currency quotations	(114,434)	(476,633)
Interest on loans and other financing	(2,673,326)	(6,393,276)
Result for exposure to changes in currency purchasing power	2,631,010	18,392,454
Net profit or loss on measurement of financial instruments at fair value with changes in profit or loss	(952,714)	(2,727,778)
Result from write-off of assets measured at amortized cost	16,032	(2,457,189)

(Increases) / decreases from operating assets:
Debt Securities at fair value through profit or loss	-	4,578,686
Other debt securities	(4,384,860)	34,764,677
Financial assets pledged as collateral	-	18,732
Other assets	(2,462,631)	8,418,478

Increases / (decreases) from operating liabilities:
Other liabilities	(342,170)	(2,770,433)
Income Tax Payments	(410,589)	(2,772,913)

NET CASH PROVIDED BY / (USED IN) OPERATING ACTIVITIES (A)	(6,395,571)	41,780,959

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of subsidiaries	(21,144)	(83,543,559)
Dividends paid	-	(209,780)

Collections:
Liquidation of subsidiaries	2,579,279	-
Sale of PPE, intangible assets and other assets	-	65,683,320
Subsidiary capital reduction	39,782,902	36,142,373

NET CASH USED IN INVESTING ACTIVITIES (B)	42,341,037	18,072,354

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Repurchase of own shares	-	(13,045,502)
Collections:
Dividends collected	(32,881,325)	(36,784,395)

NET CASH USED IN FINANCING ACTIVITIES (C)	(32,881,325)	(49,829,897)

EFFECTS OF EXCHANGE RATE CHANGES AND EXPOSURE TO CHANGES IN THE PURCHASING POWER OF MONEY ON CASH AND CASH EQUIVALENTS (D)	(1,655,344)	(933,905)
RESULT FROM EXPOSURE TO CHANGES IN THE PURCHASING POWER OF THE CURRENCY IN CASH AND EQUIVALENTS (E)	(861,231)	(16,981,916)
TOTAL CHANGES IN CASH FLOW
Net increase / (decrease) in cash and cash equivalents (A+B+C+D+E)	547,566	(7,892,405)
Cash and cash equivalents at the beginning of the year (Note 1.4)	781,073	8,673,478
Cash and cash equivalents at the end of the year (Note 1.4)	1,328,639	781,073

The accompanying notes and schedules are an integral part of the Separate Financial Statements.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter "the Group"), is a company whose main activity is investment in other companies. Its main income comes from the distribution of dividends from these companies and from obtaining income from other financial assets.

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial institution covered by Law No. 21.526 on Financial Institutions and subject to the regulations of the B.C.R.A. Therefore, the valuation and exposure guidelines used by that Entity have been adopted in accordance with the provisions of Title IV, Chapter I, Section I, article 2 of the 2013 Ordered Text of the National Securities Commission (C.N.V.).

These separate financial statements have been approved by the Company’s Board of Directors at its meeting on March 2, 2026.

1.1 Differences between the accounting framework established by the B.C.R.A. and IFRS

These separate condensed interim financial statements have been prepared in accordance with the accounting framework established by the Central Bank of Argentina (BCRA), which is based on IFRS Accounting Standards (IFRS) issued by the International Financial Reporting Standards Board (IASB) and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), for the entities under its supervision, with the following exceptions:

●	temporary exemption from the application of point 5.5. (impairment) of IFRS 9 "Financial Instruments" on non-financial public sector debt instruments.

If IFRS 9 had been applied to the debt instruments of the non-financial public sector, a net tax reduction of 11,153 million and 8,857 million would have been recorded in the Group’s assets as of December 31 2025 and 2024, respectively.

●	except for the provisions of Communication "A" 7014 dated 14 May 2020, where the B.C.R.A. has established that Public Sector debt instruments which financial institutions receive in exchange from others must be recognized initially at the book value held by the instruments delivered on the date of such exchange, without analyzing whether or not the derecognition criteria set out in IFRS 9 are met, or eventually recognizing the new instrument received at its market value as required by IFRS 9.

If IFRS 9 had been applied on the above issues, a net income tax reduction of 10,818 and 23,893 million would have been recorded in the Group’s equity as of December 31 2025 and 2024.

The Group management has concluded that these financial statements reasonably present the financial position, financial performance, and cash flows.

The preparation of separate financial statements requires the Group to make estimates and assessments that affect the amount of assets and liabilities recorded, and the disclosure of contingencies, as well as income and expenses recorded for the period. In this sense, estimates are made to calculate, for example, projections for credit risk, useful lives of property, plant and equipment, depreciation and amortization, recoverable value of assets, the income tax charge, and the fair value of certain financial instruments. Actual future results may differ from the estimates and assessments made at the date of preparation of these separate financial statements.

Areas that involve a greater degree of judgement or complexity or areas where assumptions and estimates are material to consolidated financial statements are described in Note 2.

As of the date of issue of these financial statements, they are awaiting transcription into the Inventory and Balance Sheet Book.

1.1.1 Going concern

As of the date of these separate financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.1.2. Measuring unit

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Figures included in these financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s financial statements recognize changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001, In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1st , 2002, Previous accounting measurements were expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B,O, 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19550 (T,O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1st, 2020. Therefore, these financial statements have been re-expressed as of December 31, 2025.

1.1.3. Comparative information

The balances for the year ended December 31, 2024 that are presented in these consolidated financial statements for comparative purposes arise from the financial statements at those dates which were prepared under the rules in force for that year. Certain figures in those financial statements have been reclassified to present information in accordance with the rules in force as of December 31, 2025.

It should be noted that, due to the restatement of financial statements in accordance with IAS 29 and as established by Communication "A" 7211, the Group adjusts the figures in the Statement of Financial Situation, Statement of Operations, Statement of Other Comprehensive Results and Statement of Changes in Equity and their respective notes as of December 31, 2024 for the purpose of presenting them in a homogeneous currency.

1.1.4. Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The changes made during the year ended December 31, 2025 are listed below, which had no significant impact on the Group’s consolidated financial statements.

Changes during the year ended December 31, 2025:

(a)	Amendments to IAS 21 - Lack of Interchangeability:

The amendments establish a two-step approach to assess whether a currency can be exchanged for another currency and, when this is not possible, determine the exchange rate to be used and the information to be disclosed. The changes will be effective for the years starting from  January 1st, 2025 and allows for early application.

The changes that have not entered into force as of December 31, 2025 are set out below:

(a) Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments

These amendments clarify the recognition and derecognition requirements for certain financial assets and liabilities, with a new exception for some liabilities settled through an electronic cash transfer system; they also

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

clarify and add guidance for assessing whether a financial asset meets the criteria for generating only principal and interest payments (SPPI); they add new disclosures for certain instruments with contractual terms that may change cash flows (such as some instruments with features linked to achieving environmental, social, and governance (ESG) objectives); and they will update the disclosures for equity instruments designated at fair value through other comprehensive income. The implementation date for these amendments is January 1, 2026. The Group does not expect any impacts from the implementation of this standard.

(b) IFRS 18: Presentation and Disclosure in Financial Statements

This new standard focuses on the presentation of the statement of profit or loss. The key new concepts introduced by IFRS 18 relate to: the structure of the statement of profit or loss; disclosure requirements in the financial statements for certain performance measures reported outside an entity's financial statements (i.e., performance measures defined by management); and improvements to the principles of grouping and disaggregating items in the primary financial statements and in the notes to the financial statements in general. It will be effective for annual periods beginning on or after January 2027. Early application is permitted. Its impact on the Group's financial statements is being assessed.

(c) IFRS 19: Non-Publicly Responsible Subsidiaries – Disclosures

This voluntary standard allows eligible subsidiaries to replace the disclosures required by each specific IFRS with reduced disclosures that it establishes. It seeks to balance the information needs of users of these entities' financial statements while saving costs for preparers. A subsidiary will be eligible if: it has no public accountability; and its parent company presents consolidated financial statements for public use that comply with IFRS Standards. It will be effective for annual periods beginning in January 2027. Early adoption is permitted. Its impact on the Group's financial statements is being assessed.

1.1.5. Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a) a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;

(b) the temporal value of money; and

(c) the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions, and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●	If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.

●	If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.

●	If the financial instrument contains credit impairment, it is moved to “Stage 3”.

●	For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months, As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”), Note 1.2.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.

●	Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition, ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced):

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(Significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

Significant increase in credit risk

The Group considers that a financial asset experienced a significant increase in credit risk when it is overdue for more than 30 days.

Definition of default and impaired credit

The Group considers that a financial instrument is in default status when it is overdue for more than 90 days.

Measurement of Expected Credit Losses – Explanation of inputs, assumptions, and estimation techniques

ECLs are measured on a 12-month basis or over the life of the instrument, depending on whether there has been a significant increase in credit risk since initial recognition or whether an asset is considered credit impaired. The PCEs are the discounted product of the Probability of Default (PD), Exposure at Default (EAD) and Loss Given Default (LGD), defined as follows:

●	The PD represents the probability that a debtor will not meet its financial obligation, either during the next 12 months or during the remaining lifetime (Lifetime PD) of the financial asset. The Entity uses the PD defined by the risk rating agency S&P for the corresponding rating and term.
●	The EAD is based on the amounts that the Group expects to be owed at the time of default, during the next 12 months or during the remaining life of the instrument (Lifetime EAD). To do this, the valuation of each asset is considered at the time of the calculation, since it considers the flows discounted to the IRR.
●	The LGD represents the Group's expectation regarding the amount of loss in an exposure in default status. The LGD is expressed as a percentage of loss per unit of exposure at the time of default.

The PCE is determined by projecting the PD, LGD and EAD for each future maturity, considering principal amortization and interest payments. These three components are multiplied and adjusted based on the probability of survival (i,e,, the exposure has not been pre-canceled or entered default status in a previous month),

Sensitivity analysis

The following details the changes in the ECPs as of December 31, 2025 that would result from reasonably possible changes in the following parameters:

December 31, 2025
Provisions for expected credit loss	237,051,916
Total portfolio	4,215,333,004
% Forecast	5.62%

1.2. Critical accounting policies and estimates

The preparation of consolidated financial statements pursuant to the accounting framework set by the Argentine Central Bank requires the utilization of certain key accounting forecasts. Likewise, such framework requires that the Senior Management takes decisions regarding the application of accounting standards set by the Argentine Central Bank and accounting policies of the Group.

The Group has identified the following areas that entail a higher judgement and complexity degree, or areas where assumptions and forecasts play a significant role for consolidated financial statements which play a key role in the understanding of underlying accounting/financial accounting reporting risks:

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

(a) Fair value of derivatives and other instruments

The fair value of financial instruments that do not list in active markets are defined through the utilization of valuation techniques. Such techniques are validated and regularly reviewed by qualified independent personnel of the area that developed such techniques. All models are evaluated and adjusted before being utilized to make sure that results express current information and comparative market prices. Where possible, models only use observable information; however, certain factors, such as implied rates in the last available bidding for similar securities and spot rate curves, require the use of estimates. Changes in assumptions regarding such factors may impact on the fair value reported for financial instruments

(b) Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions, and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty participates in making estimations using assumptions that are highly subjective and overly sensitive to the risk factors.

Note 1.1.5 of the consolidated financial statements provides more detail of how the expected credit loss allowance is measured.

(c)  Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitors the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgement in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has determined that there were no indications of impairment for any of the periods presented in its financial statement; therefore, no recoverable value has been estimated, except for certain real property that, due to the post-pandemic macro context and a devaluation of the dollar well below inflation, generated deterioration.

(d) Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes. The current tax is provisioned in accordance with the amounts expected to be paid and the deferred tax is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings. Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings. Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts

Likely future tax earnings and the number of tax benefits are based on a medium-term business plan prepared by the administration. Such plan is based on reasonable expectations.

(e) Share-based payments

Estimating the fair value of share-based payments requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining the most appropriate assumptions for the valuation model, including the remaining life of the share option, volatility, and the share's performance.

For measuring the fair value of share-based payments at the grant date, the Group uses the Black & Sholes model. The carrying amount, assumptions, and models used to estimate the fair value of share-based payment transactions are disclosed in Note 12.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

1.3. Foreign currency translation

(a) Functional and presentation currency

Figures included in the Separated Financial Statements as per each entity of the Group are expressed in the functional currency, that is, in the currency of the main economic setting where it operates. Separated Financial Statements are expressed in Argentine pesos, which is the functional currency and the reporting currency of the Group.

Conversion of subsidiaries

Participations in subsidiary companies, whose functional currency is different from the Argentine peso, are converted, first, to the functional currency of the Group, and then adjusted for inflation (see note 1.2.2.). The results and financial position of the subsidiaries with a functional currency other than the Argentine peso are translated into the Group's functional currency in accordance with the provisions of IAS 21 "Effects of changes in foreign currency exchange rates", as follows:

-	Assets and liabilities, at the closing exchange rate on the date of each consolidated statement of financial position.
-	Income and expenses, at the average exchange rate.

Subsequently, the converted balances were adjusted for inflation to present them in homogeneous currency.

All the differences resulting from the translation were recognized in the caption "Conversion Difference of Financial Statements" of the consolidated statement of other comprehensive income.

In the case of sale or disposal of any of the subsidiaries, the accumulated conversion differences must be recognized in the Statement of Comprehensive Income as part of the gain or loss from the sale or disposal.

(b) Transactions and balances

Transactions in foreign currency are converted in the functional currency at the reference Exchange rate released by the Argentine Central Bank and those conducted in other currencies, at the repo rate in US dollars for the reference Exchange rate released by the Argentine Central Bank. Earnings and losses in foreign currency that result in the liquidation of such transactions and the conversion of monetary assets and liabilities denominated in foreign currency at closing exchange rates, are recognized in the integral income statement, under “Difference of exchange rate in gold and foreign currency.”

As of December 31, 2025 and 2024 the balances in US dollars were converted at the reference exchange rate determined by the B.C.R.A. In the case of foreign currencies other than US dollars, they have been converted to this currency using the types of passes reported by the B.C.R.A.

1..4. Cash and due from banks

Cash and equivalents are the total of the item Cash and Due from Banks and Investments with maturity up to 90 days from the date of their acquisition or constitution, according to the following detail:

	12/31/2025	12/31/2024	12/31/2023
Cash and due from banks	196,876	349,074	4,794,043
Other financial assets	519,194	431,999	3,879,435
Other debt securities	612,569	-	-
Cash and cash equivalents	1,328,639	781,073	8,673,478

Reconciliation between the balances of the Statement of Financial Position and those items considered cash equivalents in the Cash Flow Statement:

Item	12/31/2025	12/31/2024	12/31/2023
Cash and due from Banks
As per Statement of Financial Position	196,876	349,074	4,794,043
As per the Statement of Cash Flows	196,876	349,074	4,794,043
Other financial assets
As per Statement of Financial Position	4,120,719	433,881	3,881,190
Other financial assets not considered as cash equivalents	(3,601,525)	(1,882)	(1,755)
As per the Statement of Cash Flows	519,194	431,999	3,879,435

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Item	12/31/2025	12/31/2024	12/31/2023
Other debt assets
As per Statement of Financial Position	15,780,877	7,167,266	27,312,298
Other financial assets not considered as cash equivalents	(15,168,308)	(7,167,266)	(27,312,298)
As per the Statement of Cash Flows	612,569	-	-

1.5. Information by segments

The Group determines the operating segments based on the management reports that are reviewed by the Board of Directors and key management personnel and updates them as they present changes.

The Group analyzes the business on a consolidated basis, thus identifying the operating segments mentioned in Note 3 to the consolidated financial statements.

1.6. Financial Instruments

Other financial assets and other debt securities

i) Financial assets at amortized cost

Financial assets shall be measured at amortized cost if:

(a)the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and

(b)the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These financial instruments shall be measured at its fair value plus incremental, directly attributable, transaction costs, and subsequently measured at amortized cost.

A financial asset’s amortized cost is the amount at which it is acquired minus the cumulative amortization plus accrued interests (using the effective interest method), net of any impairment loss. The effective interest method uses the rate that allows the estimated future cash flows to be discounted to be received or paid over the life of the instrument or a shorter period, if appropriate, equalizing the net book value. By applying this method, the Group identifies the incremental direct costs as an integral part of the effective interest rate.

ii) Financial assets at fair value through other comprehensive income:

Financial assets shall be measured at fair value through other comprehensive income when:

(a)the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and,

(b)the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the amount outstanding.

These instruments shall be initially recognized at fair value plus incremental, directly attributable, transaction costs, and subsequently measured at fair value through other comprehensive incomes. Gains and losses arising out of changes in fair value shall be included in other comprehensive incomes within a separate component of equity. Impairment losses or reversal, interest revenue and foreign exchange rate gains and losses shall be recognized in profit or loss. At the time of sale or disposal, the accumulated gain or loss previously recognized in other comprehensive incomes are reclassified from equity to the income statement.

Investments in Mutual Funds: they have been valued according to the value of the share in force on the last business day corresponding to the end of the fiscal year.

iii) Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss comprise:

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

-	Instruments held for trading
-	Instruments specifically designated at fair value through profit or loss
-	Instruments with contractual terms that do not represent contractual cash flows that are solely payments of principal and interest on the principal amount outstanding

These financial instruments shall be initially recognized at fair value and any gain or loss shall be recognized in profit or loss upon effectiveness.

The Group classifies a financial instrument as held for trading if it is acquired or incurred with an intention to sell or repurchase them in the short term, or it is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking or it is a derivative which is not embedded in a qualifying hedging relationship. Derivatives and instruments held for trading shall be classified as held for trading and are recognized at fair value.

The fair value of these instruments was calculated using the prices prevailing at the end of each year in active markets, if representative, In the absence of an active market, valuation techniques were used that included the use of market operations carried out in conditions of mutual independence, between interested parties and duly informed, whenever available, as well as references to the current fair value of another instrument that is substantially similar, or the analysis of discounted cash flows. The estimation of fair values is explained in more detail in the section "critical accounting policies and estimates".

Additionally, financial assets can be valued ("designated") at fair value through profit or loss when, in doing so, the Group eliminates or significantly reduces an inconsistency in measurement or recognition.

iv) Financial liabilities – Debt securities issued

Debt securities issued by Group are measured at amortized cost.

v) Investment in subsidiaries, associates, and joint ventures

Subsidiaries are entities over which the Group has control. The Group controls an entity when such entity is exposed, or holds control, to receive variable yields as a result of its interest and has the capacity to utilize its power to run operating and financial policies of such entity to impact on yields. Subsidiaries are consolidated as from the date on which the control is transferred to the Company and are excluded from consolidation as from the date such control ceases.

Associates are entities on which the Group has a significant influence, that is, the power to intervene in financial-and-business-related decision-making processes of such associate, but without gaining control.

Pursuant to IAS 27 and 28, separate financial statements, investments in subsidiaries and associates may be recorded using “interest method” or “proportional equity value method”.

In virtue of the utilization of Interest Method, investments are initially recognized at cost, and such amount increases or decreases for the recognition of investor´s interest in earnings and losses of the entity after the acquisition/set-up date.

Likewise, net identifiable assets and contingent liabilities acquired in the initial investment in a subsidiary and/or associate are initially valuated at fair value as of investment date. When applicable, the value of interest in subsidiaries and associates includes the goodwill recognized on such date. When the interest of the group in losses is equivalent to or exceeds the value of the interest in such entities, the Entity does not recognize additional losses, except upon the existence of legal or assumed obligations related to the provision of funds or payments on behalf of such entities.

The interest in earnings and losses of subsidiaries and associates is recognized in the line “Income from associates and joint ventures” in the separate income statement. The interest of the Entity in other income from subsidiaries and associates is recognized in the line “Interest of associates and joint ventures recorded through the utilization of Interest method of the separate statement of other comprehensive results.

The Group determines the date of each report upon the existence of objective evidence showing that an investment in a subsidiary or associate is not recoverable. If so, the devaluation amount is calculated as the difference between the recoverable value of such investment and its accounting value, while recognizing the resulting amount in “Income from associates and joint ventures” in the separate income statement.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

1.7. Intangible Assets

a) Goodwill:

Goodwill resulting from the acquisition of subsidiaries, affiliates, or joint ventures accounts for the excess between:

(i)the cost of one acquisition, which is valued as the amount of the transferred payment, valued at fair value as of the acquisition date plus the amount of non-controlling interest; and

(ii)       the fair value of recognizable acquired assets and assumed liabilities of such acquisition.

All goodwill is included in the item intangible assets in the consolidated statement of financial position.

Goodwill is not amortized. The Group evaluates, annually or upon devaluation indicators, the recoverability of goodwill based on future discounted fund flows plus any other information available as of the preparation of consolidated Financial Statements, Earnings, and losses from the sale of an entity include the goodwill balance in the sold entity.

Goodwill is assigned to cash-raising units with the purpose of conducting recoverability tests. Such assignment applies to those cash-raising units (or group of units), identified in accordance with the operating segment criterion and benefiting from the combination of businesses from which goodwill resulted.

Goodwill´s impairment test

Goodwill is assigned to the Group's cash generating units based on the operating segments.

	12/31/2025	12/31/2024
Supervielle Seguros S.A.	254,967	254,967
InvertirOnline S.A.U, / Portal Integral de Inversiones S.A.U,	-	-
Micro Lending S.A.U,	26,665,944	26,665,944
Supervielle Agente de Negociación S.A.U,	134,477	134,477
TOTAL	27,055,388	27,055,388

The recoverable amount of a cash generating unit is determined based on use value calculations. These calculations use cash flow projections based on approved financial budgets covering a period of five years.

The main key assumptions are related to marginal contribution margins. These were determined based on past results, other external sources of information and their expectations of market development.

The discount rates used were 14.1% and are the respective average cost of capital ("WACC"), which is considered a good indicator of the cost of capital. For each cash generating unit, where the assets are assigned, a specific WACC was determined considering the industry, the country, and the size of the business.

The main macroeconomic premises used, the amount of MILA financing and IOL operating income are detailed below:

	Real	Forecast	Forecast	Forecast	Forecast	Forecast
	2025	2026	2027	2028	2029	2030
Inflation (end of year)	31.5%	21.6%	9.4%	6.2%	6.2%	6.2%
Inflation (average)	113.5%	24.4%	14.9%	7.2%	6.2%	6.2%
Cost of funding (average)	35.7%	26.1%	19.4%	14.4%	10.8%	7.3%
Loan’s interest rate (average)	51.4%	41.8%	33.6%	27.3%	22.7%	18.4%
Micro Lending financing volume	320,727	428,203	640,505	816,865	944,049	1,079,512
InvertirOnline Operating income	41,599	70,116	91,977	113,173	140,540	172,616

Business keys have been evaluated at the date of the financial statements and no impairment losses have been identified.

The sensitivity analysis of cash-generating units to which key values were allocated was based on a 5% increase in the weighted average cost of capital. The Group concluded that it would not be necessary to recognize any impairment loss on key securities in the segment under these conditions.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

b) Trademarks and licenses

Trademarks and licenses acquired separately are initially valued at historical cost, while those acquired through a business combinations are recognized at their estimated fair value at the acquisition date.

As of the closing date of the separate financial statements, intangible assets with a finite useful life are subsequently carried at cost less accumulated depreciation and / impairment losses, if any. These assets are evaluated for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

The trademarks acquired by the Group have been classified as intangible assets with an indefinite useful life. The main factors considered for this classification include the years in which they have been in service and their recognition among industry customers.

Intangible assets with an indefinite useful life are those that arise from contracts or other legal rights that can be renewed without a significant cost and for which, based on an analysis of all the relevant factors, there is no foreseeable limit of the period over which the asset is expected to generate net cash flows for the Group. These intangible assets are not amortized, but are subject, annually, or whenever there are indications of devaluation, to annual assessment for impairment, either individually or at the level of the cash generating unit. The categorization of the indefinite useful life is reviewed annually to confirm if it is still sustainable.

Impairment losses are recognized when the book value exceeds its recoverable value. The recoverable value of the assets corresponds to the higher of the recoverable value of the asset or its value in use. For purposes of the impairment test, the assets are grouped at the lowest level in which they generate identifiable cash flows (cash-generating units). The devaluations of these non-financial assets - other than goodwill - are reviewed at each reporting date to verify possible reversals.

c) Software

Costs related to software maintenance are recognized as expenses when incurred. Development, acquisition, or implementation costs which are directly attributable to identifiable and single software design and tests controlled by the Group are recognized as assets.

Development, acquisition, or implementation costs recognized initially as period expenses, are not recognized as intangible asset cost. Costs incurred in the development, acquisition, or implementation of software, recognized as intangible assets are amortized through the application of straight-line method during their estimated useful lives, over a term not exceeding five years.

1.8. Other receivables and debts

Receivables and liabilities have been valued at their nominal value plus financial results accrued as of each financial year closing.

Bank and financial debts have been valued at amortized cost.

1.9. Reserved Earnings and dividend distribution

As for income resulting from dividends, there are certain restrictions for Companies where the Group holds interest. Such restrictions are mentioned in Note 1.26 as per Consolidated Financial Statements.

1.10. Share-Based Compensation

The Group provides some employees with compensation through share options, whereby they receive equity instruments as consideration (“Share-Based Compensation Transactions Settled by Equity Instruments”).

Share-Based Compensation Transactions Settled by Equity Instruments

On May 7, 2025, the Company’s Board of Directors approved a Share Option Plan designed to align the performance of key personnel with the Company’s strategic objectives, strengthen talent retention, and incentivize the creation of long-term, sustainable value for shareholders. The Plan includes the following mechanism to reward and retain key personnel:

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

(ii) Share Option (“SOP”)

The share option plan grants the participant the right to purchase a certain number of shares during a specified period. The cost of the stock purchase plan settled with equity instruments is measured at the date of granting (see Note 12), taking into account the specific terms and conditions of the plan. The cost of the settled compensation is recognized in the statement of profit or loss under the heading "Employee benefits" in the line item "Share-based payments".

1.11. Recognition of income

Financial income and expenses are recorded for all assets and liabilities measured at amortized cost in accordance with the effective rate method, thus the differentiation from all positive and negative results which are an integral part of the operation effective rate.

Results contained in the effective rate include expenses or income related to the creation or acquisition of a financial asset or liability.

The Group´s income from services is recognized in the income statement in accordance with the performance obligations compliance.

1.12. Capital Stock and capital adjustment

The accounts in this item are expressed in currency that has not considered the variation of the price index since February 2003, except for the item "Capital Stock", which has been kept at its nominal value.

Ordinary shares are classified in equity and are recorded at their nominal value.

As indicated in note 9 to the separate financial statements, the Company's Board of Directors approved the repurchase of securities issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, The cost of treasury shares in the portfolio is disclosed as part of the Capital within the Statement of Changes in Net Equity, after the Share Capital, Capital Adjustment and Share Premiums.

The Group's objectives regarding capital management are established below:

• Compliance with the requirements established by the B.C.R.A. in its communication “A” 6260 and amendments.

• Support the Group's operations to avoid any situation that puts the Group's operations at risk.

The total capital under administration and regulation as of December 31, 2025 and 2024 is composed as follows (book value):

	12/31/2025	12/31/2024
Capital stock	437,731	437,731
Paid in capital	729,164,744	729,164,744
Inflation Adjustment of capital stock	77,948,047	77,948,047
Treasury shares	6,680	18,991
Inflation adjustment of treasury shares	4,023,614	11,438,151
Cost of Treasury shares	(15,505,688)	(27,845,492)
Reserves	257,638,259	122,692,968
Retained earnings	(48,546,155)	164,406,627
Other comprehensive income	2,095,480	3,866,811
Shareholders' Equity attributable to owners of the parent company	1,007,262,712	1,082,128,578

The Board of Directors, through its Risk Committee, is responsible for monitoring, supervising, adapting, and ensuring compliance with the objectives established for capital management.

1.13. Profit and Loss Accounts

The income statements were expressed as mentioned in Note 1.1.2.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

2.	FINANCIAL INSTRUMENTS

The portfolio of financial instruments held by the Group is detailed below, as of December 31, 2025 and 2024:

Financial Instruments as of 12/31/2025	Fair value - PL	Amortized cost	Fair value - OCI	Total
Assets
- Other debt securities	372,058	15,408,819	-	15,780,877
- Other financial assets	4,120,719	-	-	4,120,719
Total Assets	4,492,777	15,408,819	-	19,901,596

Financial Instruments as of 12/31/2024	Fair value - PL	Amortized cost	Fair value - OCI	Total
Assets
- Other debt securities	1,397,473	5,769,793	-	7,167,266
- Other financial assets	433,881	-	-	433,881
Total Assets	1,831,354	5,769,793	-	7,601,147

3.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged, or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques. Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, if all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments valued at fair value held by the Group is detailed below, as of December 31, 2025 and 2024:

Portfolio of instruments at 12/31/2025	FV Level 1	FV Level 2	FV Level 3	Total
Assets
Other debt securities	11,958	360,100	-	372,058
Other financial assets	4,120,719	-	-	4,120,719
Total Assets	4,132,677	360,100	-	4,492,777

Portfolio of instruments at 12/31/2024	FV Level 1	FV Level 2	FV Level 3	Total
Assets
Other Debt securities	1,397,473	-	-	1,397,473
Other financial assets	433,881	-	-	433,881
Total Assets	1,831,354	-	-	1,831,354

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of December 31, 2025 and 2024:

Other Financial Instruments as of 12/31/2025	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	196,876	196,876	196,876	-	-
Other Debt securities	15,408,819	15,393,062	15,393,062	-	-
Total Assets	15,605,695	15,589,938	15,589,938	-	-

Other Financial Instruments as of 12/31/2024	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	349,074	349,074	349,074	-	-
Other Debt securities	5,769,793	5,828,234	5,828,234	-	-
Total Assets	6,118,867	6,177,308	6,177,308	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

4.	INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

Subsidiary	Class	Market Value/Nominal	Number	Issuers’ last Financial Statements			Book value at 12.31.2025	Book value at 12.31.2024
				Main Activity	Capital Stock	Shareholders’ equity
Banco Supervielle S.A.	Ord.	1	810,316,927	Commercial bank	834,348	760,444,186	748,047,613	854,006,405
Sofital S.A.U.F e I.	Ord.	1	21,543,880	Financial operations and securities. adm	21,544	34,822,186	24,104,687	27,105,596
Supervielle Asset Management S.A.	Ord.	1	1,336,915	Administration of the FCI	1,407	20,169,505	19,179,122	18,009,804
Espacio Cordial de Servicios S.A.	Ord.	1000	1,273	Marketing of products and services	1,340	2,333,402	2,216,731	2,214,778
Supervielle Seguros S.A.	Ord.	1	1,543,750	Insurance Company	1,625	19,528,762	18,460,620	21,716,839
FF Fintech SUPV I	-	-	-	Financial Trust	-	-	-	2,382,230
Micro Lending S.A.U.	Ord.	1	4,891,042	Financial investments	4,891	497,471	497,471	4,579,781
IOL Holding S.A.	Ord.	1	2,451,391,647	Own settlement and clearing agent	69,323,484	136,176,839	135,100,613	107,748,925
Supervielle Productores Asesores de Seguros S.A.	Ord.	1	58,667,291	Representation	61,599	6,897,570	6,569,313	3,206,121
Supervielle Agente de Negociación S.A.U.	Ord.	1000	55,027	Financial activity	55,027	5,212,079	5,212,078	5,573,414
Total investments in subsidiaries, associates and joint ventures							959,388,248	1,046,543,893

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

5.COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME
	12/31/2025	12/31/2024
5.1 Cash and due from banks
Financial institutions and correspondents	196,876	349,074
	196,876	349,074
5.2 Other financial assets
Investments in mutual funds	519,194	431,999
Alaya Investment	3,571,209	-
Miscellaneous Debtors	30,316	1,882
	4,120,719	433,881

5.3 Other debt securities
Unsubordinated debt securities	360,100	1,397,474
Public securities	15,420,777	5,769,792
	15,780,877	7,167,266

5.4 Investments in subsidiaries. associates and joint ventures
Banco Supervielle S.A.	748,047,613	854,006,405
Sofital S.A.U.F e I.	24,104,687	27,105,596
Supervielle Asset Management S.A.	19,179,122	18,009,804
Espacio Cordial de Servicios S.A.	2,216,731	2,214,778
Supervielle Seguros S.A.	18,460,620	21,716,839
FF Fintech SUPV I	-	2,382,230
Micro Lending S.A.U.	497,471	4,579,781
Supervielle Broker de Seguros S.A.	6,569,313	3,206,121
Supervielle Agente de Negociación S.A.U.	5,212,078	5,573,414
IOL Holding S.A.	135,100,613	107,748,925
	959,388,248	1,046,543,893
5.5 Intangible Assets
Goodwill – Business combination	27,055,388	27,055,388
	27,055,388	27,055,388
5.6 Other non-financial assets
Retirement insurance	-	765,154
Other non-financial assets	323,534	131,900
Prepaid expenses	149,480	-
	473,014	897,054

5.7 Other non-financial liabilities
Compensation and social charges payable	85,699	54,308
Miscellaneous creditors	360,802	284,170
Long-term incentive provision	-	443,170
	446,501	781,648

	12/31/2025	12/31/2024
5.8 Interest income
Interest earned	47	71
Result by tenure - Government bonds valued at cost	32,709	(45,685)
Profit from operations TP	-	256,090
Result by holding - marketable bonds	365,911	630,789
Profit per holding - TP at amortized cost	2,274,659	5,552,011
	2,673,326	6,393,276

5.9 Net from financial instruments at fair value through profit or loss
Income from mutual funds	950,604	2,931,846
Income from government securities	-	888
Income from private securities	-	(207,551)
Income from prommisory notes	-	2,595
–Income from repo transactions	2,110	-

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2025	12/31/2024
	952,714	2,727,778
5.10 Other operating income
Subsidiaries’ advisory fees	3,910,985	2,202,709
Royalties	5,246	2,955
Other income	11,013	-
Reassess retirement insurance contributions	26,302	185,143
Commissions from foreign sources	1,222,991	1,142,406
Profit from sale of shares	-	2,337,478
	5,176,537	5,870,691
5.11 Personnel expenses
Personnel expenses	913,147	900,354
	913,147	900,354
5.12 Administration expenses
Bank expenses	6,302	5,140
Professional fees	1,088,957	1,911,377
Directors and syndics’ fees	859,110	996,091
Taxes, fees and contributions	193,204	348,951
Office expenses and services	94,920	62,420
Other expenses	439,689	768,787
	2,682,182	4,092,766
5.13 Other operating expenses
Turnover tax from Service Activities	195,812	110,283
Turnover tax from Financial Activities	46,973	284,108
Tax Bs. Personal Shares and Participations Soc	132,937	926,075
Compensatory interest	807	13,373
	376,529	1,333,839
5.14 Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A.	(105,147,997)	122,707,705
Results from equity investment in Supervielle Asset Management S.A.	18,801,225	17,638,252
Results from equity investment in Espacio Cordial de Servicios S.A.	1,954	(13,839)
Results from equity investment in Supervielle Seguros S.A.	11,773,344	6,184,721
Results from equity investment in Sofital S.A.U.F. e I.	(1,231,887)	3,589,132
Results from equity investment in Micro Lending S.A.U.	(109,846)	3,508,624
Results from equity investment in InvertirOnline S.A.U. and Portal Integral de Inversiones S.A.U.	-	3,879,899
Results from equity investment in FF Fintech S.A.	249,292	(557,040)
Results from equity investment in Supervielle Productores Asesores de Seguros S.A.	5,363,252	2,074,298
Results from equity investment in Supervielle Agente de Negociación S.A.U.	(361,335)	1,977,197
Results from equity investment in IOL Holding S.A.	19,957,423	12,854,292
	(50,704,575)	173,843,241

6.	COMPANIES ARTICLE 33 - GENERAL LAW OF COMPANIES AND RELATED ENTITIES

As of December 31, 2025 and 2024, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

Company	Condition	Legal Adress	Principal Activity	Percentage of participation
				12/31/2025		12/31/2024
				Direct	Direct and indirect	Direct	Direct and indirect
Banco Supervielle S.A.	Controlada	Reconquista 330, C.A.B.A., Argentina	Commercial Bank	97.12%	99.90% (1)	97.12%	99.90% (1)
Supervielle Asset Management S.A.	Controlada	San Martín 344, C.A.B.A., Argentina	Asset Management Company	95.00%	100.00%	95.00%	100.00%
Sofital S.A.U.F. e I.	Controlada	San Martín 344, piso 16, C.A.B.A., Argentina	Financial operations and administration of marketable securities	100.00%	100.00%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlada	Patricias Mendocinas 769 - Mendoza – Argentina (2)	Trading of products and services	95.00%	100.00%	95.00%	100.00%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Company	Condition	Legal Adress	Principal Activity	Percentage of participation
				12/31/2025		12/31/2024
				Direct	Direct and indirect	Direct	Direct and indirect
Supervielle Seguros S.A.	Controlada	Reconquista 320, Piso 1, C.A.B.A., Argentina	Insurance company	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlada	San Martin 344, piso 16, Buenos Aires	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlada	Humboldt 1550, 2° piso, Unidad Funcional 201, C.A.B.A., Argentina	Settlement and Clearing Agent	-	100.00%	-	100.00%
Portal Integral de Inversiones S.A.U.	Controlada	San Martín 344, piso 15, C.A.B.A., Argentina	Representations	-	100.00%	-	100.00%
IOL Holding S.A.	Controlada	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	100.00%	99.99%	100.00%
IOL Agente de Valores S.A.	Controlada	Gral Dr. Arturo J Baliñas 1145 Piso 6. Montevideo, Uruguay	Financial Company	-	100.00%	-	100.00%
Supervielle Productores Asesores de Seguros S.A.	Controlada	Reconquista 320, piso 1, C.A.B.A., Argentina	Insurance Broker	95.24%	100.00%	95.24%	100.00%
Bolsillo Digital S.A.U.	Controlada	Bartolomé Mitre 434, piso 5. C.A.B.A., Argentina (3)	Computer Services	-	100.00%	-	100.00%
Supervielle Agente de Negociación S.A.U.	Controlada	Bartolomé Mitre 434, piso 5. C.A.B.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%

(1) Grupo Supervielle S.A. direct and indirect participation in the votes in Banco Supervielle S.A. amounts to 99.87% at 31/12/25 and 31/12/24.

(2 On October 21, 2021, by means of the Board of Directors' Act, the change of address of the registered office of the Company was resolved by setting it at Avda. Gral. San Martín 731, 1st floor, of the City of Mendoza. The same is pending registration in the Legal Persons and Public Registry of the Province of Mendoza.

(3) On 31 May 2023, the Board of Directors resolved the change of address for the Society’s registered office at San Martin 344, 16th floor in the Autonomous City of Buenos Aires. Registration with the IGJ pending

The following details the capital movements of the subsidiaries carried out during 2024 and 2025, expressed in nominal currency in pesos and dollars as appropriate:

As resolved by the Board of Directors on March 26, 2024, Banco Supervielle S.A. made an irrevocable capital contribution to Play Digital S.A. in the amount of $102,748,121.59, through the issuance of 7,557,979 registered ordinary shares with a par value of $1 each and one vote per share.

On May 13, 2024, Grupo Supervielle S.A. received a purchase offer for 100% of the shares of Invertir Online S.A.U. and Portal Integral de Inversiones S.A.U. from IOL Holding S.A. On May 15, 2024, Grupo Supervielle S.A. made a capital contribution to IOL Holding S.A. in the amount of USD 7,659,200 in cash. Subsequently, the IOL Holding S.A. Shareholders' Meeting... approved the capitalization of the liability arising from the aforementioned sale.

As resolved by the Board of Directors on May 30, 2024, Banco Supervielle S.A. made an irrevocable capital contribution to Bolsillo Digital S.A.U. in the amount of 10,000,000, through the issuance of 10,000,000 ordinary, book-entry, non-endorsable shares with a par value of $1 each and one vote per share.

The net worth and results of the controlled companies were as follows, according to the respective financial statements of each subsidiary:

As of December 31, 2025
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	7,402,348,539	6,641,904,353	760,444,186	(113,523,605)
Supervielle Asset Management S.A.	26,238,883	6,069,378	20,169,505	19,778,406
Sofital S.A.U.F. e I.	34,829,338	7,152	34,822,186	(1,132,800)
Espacio Cordial de Servicios S.A.	3,306,132	972,730	2,333,402	2,059

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

As of December 31, 2025
Company	Assets	Liabilities	Shareholders’ equity	Net income
Micro Lending S.A.U.	1,021,784	524,313	497,471	(109,846)
Portal Integral de Inversiones S.A.U.	6,000,395	3,390,986	2,609,409	1,689,074
InvertirOnline S.A.U.	408,252,427	358,483,514	49,768,913	18,946,772
IOL Holding S.A.	136,177,703	864	136,176,839	22,219,337
IOL Agente de Valores S.A.	1,259,784	138,697	1,121,087	(339,212)
Supervielle Seguros S.A. (2)	35,990,707	16,461,945	19,528,762	6,040,484
Supervielle Productores Asesores de Seguros S.A.	8,329,888	1,432,318	6,897,570	5,631,244
Bolsillo Digital S.A.U.	6,571	-	6,571	(4,601)
Supervielle Agente de Negociación S.A.U.	11,485,107	6,273,028	5,212,079	(361,335)

          (1)  Equity and profit or loss attributable to owners of the parent are reported.

(2)  The result is reported for six months.

As of December 31, 2024
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	5,645,766,934	4,766,448,780	879,318,154	125,277,813
Supervielle Asset Management S.A.	26,502,669	7,545,007	18,957,662	18,566,563
Sofital S.A.U. F. e I.	37,912,251	1,706	37,910,545	4,625,855
Espacio Cordial de Servicios S.A.	4,459,223	2,127,880	2,331,343	(364,305)
Micro Lending S.A.U.	6,857,424	2,277,642	4,579,782	3,872,974
Portal Integral de Inversiones S.A.U.	2,701,429	1,781,095	920,334	713,444
InvertirOnline S.A.U.	364,532,604	333,710,463	30,822,141	22,032,886
IOL Holding S.A.	80,630,984	8,966	80,622,018	15,421,075
IOL Agente de Valores S.A.	529,040	12,163	516,877	(46,331)
Supervielle Seguros S.A. (2)	48,471,028	25,537,333	22,933,695	4,937,351
Supervielle Productores Asesores de Seguros S.A.	4,523,352	1,157,027	3,366,325	2,177,947
Bolsillo Digital S.A.U.	11,172	-	11,172	(46,820)
Supervielle Agente de Negociación S.A.U.	15,375,059	9,801,644	5,573,415	1,977,197

(1)  Equity and profit or loss attributable to owners of the parent are reported.

(2)  The result is reported for nine months.

As of December 31, 2025 and 2024, balances with Grupo Supervielle S.A.‘s controlled are as follows:

Assets	12/31/2025	12/31/2024

Cash and due from banks
Banco Supervielle S.A.	48,055	35,677
InvertirOnline S.A.U.	18	25
	48,073	35,702

Other financial assets
Espacio Cordial Servicios S.A.	3,194	1,881
	3,194	1,881
Liabilities

Other non-financial liabilities
Debt with subsidiaries - IOL Holding	962	895
	962	895

As of December 31, 2025 and 2024, results with Grupo Supervielle S.A. ‘s controlled are as follows:

	12/31/2025	12/31/2024
Results
Interest income
Interests from current accounts – Banco Supervielle S.A.	53	76
Interest on paid account– InvertirOnline S.A.U.	-	5
	53	81

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Other operating income
Banco Supervielle S.A.	3,814,071	2,148,126
Sofital S.A.U. F. e I.	6,114	3,444
Supervielle Asset Management S.A.	60,092	33,844
Espacio Cordial de Servicios S.A.	35,954	20,250
	3,916,231	2,205,664
Administrative expenses
Bank expenses – Banco Supervielle S.A.	1,832	2,589
Rent – Banco Supervielle S.A.	37,205	39,571
Legal and accounting consultancy services	4,713	6,862
Fees for market operations - SAN	11,010	10,030
	54,760	59,052

7.	INCOME TAX – DEFERRED TAX

Tax inflation adjustment

- Law 27,430 introduced an amendment establishing that the taxpayers referred to in subsections a) through e) of Article 53 of the current Income Tax Law, for the purpose of determining net taxable income, must deduct or include in their taxable income for the fiscal year being settled the tax inflation adjustment. This adjustment would be applicable in the fiscal year in which the percentage variation in the Consumer Price Index, accumulated over the thirty-six (36) months prior to the close of the fiscal year being settled, exceeds one hundred percent (100%).

- The positive or negative inflation adjustment, as the case may be, that must be calculated would be allocated as follows: for the first and second fiscal years beginning on or after January 1, 2019, one-sixth (1/6) would be allocated in that fiscal year, and the remaining five-sixths (5/6), in equal parts, in the five (5) immediately following fiscal years. Subsequently, for fiscal years beginning on or after January 1, 2021, the inflation adjustment will be fully applied (100%), without any deferral. Therefore, the full inflation adjustment calculated for this year must be included in the current fiscal year.

The Entity, considering the jurisprudence on this matter reviewed by its legal and tax advisors, filed its annual income tax return for the 2020 fiscal year with the Federal Public Revenue Administration (AFIP), taking into account the full effect of the tax inflation adjustment.

Tax rate

On June 16, 2021, Law 27,630 was enacted, establishing a new tiered corporate income tax structure with three segments based on the level of accumulated net taxable income, applicable to fiscal years beginning on or after January 1, 2021.

The new tax rates under this treatment are:

• Up to $101,680 of accumulated net taxable income: a tax rate of 25% will apply;

•  Taxpayers with accumulated net taxable income between $101,680 and $1,016,796 will pay a fixed amount of $25,420 plus a 30% tax on the amount exceeding $101,680.

• Taxpayers with accumulated net taxable income exceeding $1,016,796 will pay a fixed amount of $299,955 plus a 35% tax on the amount exceeding $1,016,796.

The amounts stipulated above will be adjusted annually, starting January 1, 2022, based on the annual variation of the Consumer Price Index (CPI) published by the National Institute of Statistics and Censuses (INDEC), for the month of October of the year prior to the adjustment, compared to the same month of the previous year.

Dividend tax: it is established that dividends or profits distributed to individuals, undivided estates or beneficiaries abroad, will be taxed at a rate of 7%.

The evolution of income tax concepts for the years ended December 31, 2025 and 2024 is detailed in the following table:

	12/31/2025	12/31/2024
Current income tax	296,134	4,822,484
Income tax - deferred method	(115,967)	(2,269,204)
Subtotal	180,167	2,553,280

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Subtotal – Income tax imputed in the Income Statement	178,623	1,792,929
Subtotal – Income tax imputed to Other comprehensive income	1,544	760,351
Total Income Tax Charge	180,167	2,553,280

The following is a reconciliation between the income tax charged to income as of December 31, 2025 and 2024, and that which would result from applying the current tax rate on the accounting profit:

	12/31/2025	12/31/2024
Profit before income tax	(48,403,771)	166,467,944
Current rate of tax	33.20%	25%
Profit for the year at current rate	(16,071,767)	41,616,986
Permanent differences:
- Profit or loss by associates and joint ventures	16,835,716	(43,460,810)
- Untaxed results	(271,027)	148,542
- Result for exposure to changes in currency purchasing power	(152,696)	(10,795,570)
- Difference between DDJJ and provision	-	390,034
-Annulment of bankruptcy	-	2,812,030
- Other movements	(161,603)	11,081,717
Income tax charged to profit or loss	178,623	1,792,929
Deferred tax change	(115,967)	(2,269,204)
Result for exposure to changes in currency purchasing power	(25,871)	476,277
Annulment of bankruptcy	-	(2,812,030)
- Other movements	(36,785)	-
Tax Loss Carryforward / Income tax payable	-	(2,812,028)

The evolution of the balance of the deferred tax asset is as follows:

	12/31/2024	Movements	12/31/2025
Adjustment for inflation	4,373	(4,373)	-
Valuation of public bonds	14,610	(21,539)	(6,929)
Common Investment Funds	(632)	(222)	(854)
Exchange rate difference	1,717	(1,399)	318
Provision for expenditure	46,438	15,934	62,372
Provision Retirement plans	104,368	(104,368)	-
Total	170,874	(115,967)	54,907

The estimated reversal period for deferred assets and liabilities is as follows:

12/31/2025
Deferred taxes recoverable within 12 months	62,690
Subtotal - deferred tax assets	62,690
Deferred taxes to be paid in 12 months	(7,783)
Subtotal - deferred tax liabilities	(7,783)
Total net deferred tax assets	54,907

8.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of December 31, 2025, is as follows:

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

	Other financial assets	Other non-financial assets	Current income tax assets	Deferred income tax assets/liabilities	Other non- financial liabilities
To expire
1er. Quarter	4,120,719	473,014	639,184	-	446,501
2nd. Quarter	-	-		-	-
3er. Quarter	-	-		-	-
4th. Quarter	-	-		-	-
More than one year	-	-	-	54,907	-
Subtotal to be expired	4,120,719	473,014	639,184	54,907	446,501
No time limit		-			-
Of expired term	-	-	-	-	-
Total	4,120,719	473,014	639,184	54,907	446,501
The fixed fee	-	-	-	-	-
The variable rate	519,194	-	-	-	-
No earn interest	3,601,525	473,014	639,184	54,907	446,501
Total	4,120,719	473,014	639,184	54,907	446,501

9.	CAPITAL STOCK

As of December 31, 2025, and 2024, the capital stock net of own shares held by 6,680 and 18,991 is the following:

Capital Stock	Nominal Value
Capital stock as of 12/31/2025	437,731
Capital stock as of 12/31/2024	437,731

In accordance with the Company's bylaws, any transfer of shares or circumstance that could change their rating or alter their shareholding structure must be reported to the Central Bank of Argentina (BCRA).

The following details the Treasury Share Acquisition Program (figures in pesos are expressed in historical currency):

On July 20, 2022, the Company's Board of Directors resolved to approve a Treasury Share Acquisition Program with a maximum investment of 2,000,000 pesos or the lesser amount resulting from the acquisition of up to 10% of the share capital. The price to be paid for the shares was up to a maximum of US$2.20 per ADR on the New York Stock Exchange and up to a maximum of ARS 138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company could acquire shares for a period of 250 calendar days from the effective date of the program, subject to any renewal or extension of the term approved by the Board of Directors. The approved share program did not imply any obligation on the part of the Group to acquire a specific number of shares.

On September 13, the Board of Directors of Grupo Supervielle S.A. approved modifying point 5 of the terms and conditions of the treasury share purchase plan approved on July 20, 2022, as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of ARS 155 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remained in effect as previously approved.

Subsequently, on December 27, 2022, the Board of Directors of Grupo Supervielle S.A. The Board approved modifying point 5 of the terms and conditions of the treasury share purchase plan approved on July 20, 2022, as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of ARS 200 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remained in effect as previously approved.

On April 19, 2024, the Board of Directors of Grupo Supervielle approved a new share buyback program for the Group in accordance with Article 64 of Law 26,831 and CNV regulations. The Group decided to establish the Program due to the current national macroeconomic context and considering that Grupo Supervielle's shares do not reflect the true value of the company's assets or their potential value.

The terms and conditions for acquiring treasury shares under the Program were as follows: (i) maximum investment amount: up to $8,000,000; (ii) maximum number of shares to be acquired: up to 10% of Grupo Supervielle's share capital, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $1,600.00 per Class B share and US$8.00 per ADR on the New York Stock Exchange; and (iv) acquisition period: 120 days from the day following the date

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange, subject to any renewal or extension of the period, which will be communicated to the public through the same medium.

Subsequently, on May 7, 2024, Grupo Supervielle approved modifying the terms and conditions of its treasury share purchase program as follows: “The price to be paid for the shares will be up to a maximum of $2,400.00 per Class B share and US$10.00 per ADR on the New York Stock Exchange. The remaining terms and conditions remain in effect as previously approved.”

The terms and conditions for the purchase of treasury shares under the Program were as follows: (i) maximum investment amount: up to $4,000,000; (ii) maximum number of shares to be acquired: up to 10% of Grupo Supervielle's share capital, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $2,400.00 per Class B share and US$10.00 per ADR on the New York Stock Exchange, and (iv) term for acquisition: 120 days from the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on June 4, 2024, Grupo Supervielle approved modifications to the terms and conditions of its treasury stock purchase program as follows: “The maximum investment amount will be $8,000,000 (eight billion pesos) or the lesser amount resulting from the acquisition of up to 10% of the share capital, including, for the purpose of calculating said percentage, the shares that the Company already holds in its portfolio” and “The amount of the acquisitions may not exceed 25% of the average daily trading volume of the Company's shares during the previous 90 business days, in accordance with the provisions of Law No. 26,831. For the purpose of calculating the limit established by current regulations, Grupo Supervielle will take into account the average daily trading volume of the shares during the indicated period in the two markets in which it operates (Bolsas y Mercados Argentinos and the New York Stock Exchange).”

On July 8, 2024, Grupo Supervielle concluded its Treasury Share Purchase Program. Under the second program, Grupo Supervielle acquired a total of 4,940,665 Class B shares of ByMA, achieving 99.78% program execution and 1.0818% of the share capital. Grupo Supervielle acquired a total of 18,991,157 Class B shares, representing 4.1581% of the share capital.

In the statement of changes in equity, the par value of the repurchased shares is presented as "treasury shares" and its restatement as "comprehensive adjustment of treasury shares." The consideration paid, including directly attributable incremental expenses, is deducted from equity until the shares are cancelled or reissued, and is presented as "cost of treasury shares."

As of December 31, 2025, in accordance with the provisions of Article 67 of the Capital Markets Law No. 26,831 (and its amendments), 12,310,611 Class B ordinary shares, each with one vote, have been automatically cancelled. This cancellation is due to the fact that, having elapsed the period of three (3) years since their acquisition —carried out between August 3 and December 30, 2022, the aforementioned own shares remained in the portfolio without having been alienated nor having adopted an assembly resolution regarding their destination, as required by the applicable regulations.

The acquisition cost of these shares amounted to 15,505,688 thousand pesos (a figure expressed in constant currency). In accordance with the provisions of Title IV, Chapter III, Article 3, paragraph 11, item c of the CNV Regulations (2013 and amendments), while these shares remain in treasury, there is a restriction on the distribution of unallocated profits and unrestricted reserves up to the amount of said cost.

Likewise, for the same reasons and under the same regulatory framework, between January 2 and February 10, 2026, 1,739,881 Class B ordinary shares, with one vote per share, originally acquired between January 2 and February 10, 2023, were automatically cancelled. These shares remained in treasury without having been sold or having had a shareholders' meeting resolution regarding their disposition, in accordance with current regulations.

As of the date of publication of these consolidated financial statements, the share capital amounts to 442,671,830 pesos, represented by 61,738,188 Class A ordinary shares and 380,933,642 Class B ordinary shares. Grupo Supervielle also holds a total of 4,940,665 Class B ordinary shares in its portfolio, representing 1.1161% of the Group's share capital.

10.	FINANCIAL RISK FACTORS

Financial policies Grupo Supervielle

Financial risk management at Grupo Supervielle at an individual level is governed by the guidelines established in the Financial Policies. These policies stipulate guidelines to follow and monitoring metrics for the management of liquidity, indebtedness, and tolerable level of risk in the investments made.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Liquidity

The liquidity policy aims to ensure the availability of funds to meet liabilities, including times of high levels of stress, Grupo Supervielle, on an individual level, must always have, a sufficient level of liquidity to meet the liabilities due in the following 90 days. Any outflow of funds is considered liabilities, including debt, taxes, payment of dividends and the operating result (income minus expenses) when the latter is negative.

Investments

The purpose of the investment policy is to manage the potential profitability of investments within previously approved risk limits, complying with current regulations.

Investments will especially meet criteria of reasonable prudence considering:

a) The nature of the obligations and the currency in which they were assumed.

b) The deadlines in which they must become payable.

c) Diversification of the asset portfolio.

d) The approval of the issuers by the Credit Department of Banco Supervielle.

Investments in financial assets whose issuing agents may represent a risk of money laundering and/or terrorist financing will not be permitted. It is not invested in securities and negotiable obligations representing the capital of companies or issued by legal entities incorporated in so-called tax havens or in countries that have been declared non-collaborating in compliance with the standards issued by the Financial Action Task Force (IFAG), FATF).

House limits National Treasury risk

It is interpreted as a prudent measure in terms of risk management, seeking the diversification of the investment portfolio, the establishment of limits on direct exposure with the national public sector.

The risk appetite in this matter is established as a percentage of the direct exposure with the national public sector compared to the liquid net assets of Grupo Supervielle, which includes investments in common investment funds, public securities, and fixed terms in Bco Supervielle, USD at Banco Supervielle and abroad.

Short- and long-term needs

The treasury and investor relations management of Grupo Supervielle annually prepares the cash flow in which the needs of funds are established to cover the operating expenses of the holding company, capital contributions to its subsidiaries and possible investments due to acquisitions, the payment of dividends to its shareholders as proposed by the company's Board of Directors and approved by the shareholders' meeting, and the income that it will receive in the form of dividends from its subsidiaries and management fees throughout the year. This cash flow is reviewed periodically and adjusted based on changes that may arise in the day-to-day business. The funds to cover the operational needs of the holding company to be met in a period of less than 90 days (“short-term needs”) are invested at the discretion of the treasury and investor relations management, which evaluates and monitors that the investments are carried out with the criteria of a good businessman, seeking profitability within the risk parameters established for this type of investments, which are defined below, Funds more than the operational needs (“long-term availability”) of the holding company are reported to the ALCO committee, which establishes the way in which this liquidity will be invested and communicates the decision to treasury management and investor relations, to proceed with the investment.

Investments made to cover short-term needs must be made in the following financial instruments:

a) Fixed-term deposits.

b) Public credit operations for which the Nation is the debtor, whether government bonds, treasury bills, or loans (see section House Limits National Treasury Risk).

c) Stock market guarantees as an alternative for very short-term liquidity placement, operated through authorized entities and with low-risk counterparties.

d) Mutual funds (FCI) authorized by the National Securities Commission with a conservative profile, preferably of the Money Market or T+1 type, managed by management companies with a proven track record. The underlying assets must be limited to highly liquid, low-credit-risk instruments, such as fixed-term deposits, interest-bearing accounts, or short-term government bonds.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

e) US dollars to cover operational needs in that currency. f) Purchase/Sale of a specific debt security issued by the Government of the Argentine Republic, of any series or value (the “Security”), to be settled in pesos or dollars in the local market or in New York.

g) Foreign exchange hedging instruments, including forward or futures contracts, exclusively for hedging purposes and within the limits approved by the ALCO Committee.

In the case of Long-Term Available Funds, in addition to the items mentioned previously, investments may be made in:

h) Units of mutual funds authorized by the National Securities Commission (CNV) with a moderate/aggressive risk profile.

i) Shares of publicly traded companies incorporated in Argentina or abroad.

j) Negotiable bonds with an authorized public offering issued by corporations, limited liability companies, cooperatives, or civil associations, and debentures. In both cases, when secured, the guarantee must be a special or first-priority floating guarantee on assets located in Argentina or guaranteed by Mutual Guarantee Societies (SGRs) or Guarantee Funds.

k) Financial trusts authorized by the National Securities Commission (CNV).

l) Commercial paper issued by companies with an adequate risk rating, with a maturity of no more than 365 days. Investment in this instrument will require approval from the ALCO Committee and will be subject to limits per issuer and per economic sector, prioritizing capital preservation and risk diversification.

Investments not defined in the preceding points are not permitted unless expressly approved by the ALCO Committee.

VaR limits

The central objective that governs the establishment of limits on risk exposure (VaR) is to prevent potential losses from affecting your usual liquidity needs, fundamentally those associated with the payment of dividends, expenses and some minor investments that may arise or eventual contributions, of capital to subsidiaries for growth. Keeping this in mind, the risk appetite must be conservative and the VaR limit must be expressed as a percentage of the trading portfolio under analysis, always considering the protection of the aforementioned liquidity needs.

Stop loss and stop gain

The losses accumulated throughout the month, once the amount equivalent to 80% of the applicable VaR has been exceeded, constitute a warning factor that warrants immediate communication to the members of the Assets and Liabilities Committee (ALCO) committee, an area in which the situation raised will be evaluated and the corrective measures to be adopted will be determined if they are considered necessary.

In the same way, a monthly stop gain is established. The level of accumulated profits that triggers the stop gain is set at an amount equivalent to 80% of the VaR limit in absolute values. Once the established amount has been exceeded, immediate communication must be provided to the members of the ALCO committee, an area in which the situation raised will be evaluated and the measures to be adopted will be determined if they are considered necessary.

Indebtedness

The debt policy aims to ensure the continuity of Grupo Supervielle in times of high levels of stress.

All required liabilities are included, except for commercial debts, taxes, employees, and other various debts (for example, directors' fees payable, dividends payable, among others).

For Grupo Supervielle, the level of debt must be equal to zero, except in specific situations where the decision to take on debt must have the agreement and approval of the Board of Directors, Futures transactions are not considered debt for the purposes of controlling this condition.

11.	RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

In accordance with the General Companies Law, the bylaws and Resolution N° 195 of the National Securities Commission, 5% of the profits for the year plus (minus) the adjustments to the results of previous years must be transferred to the Legal Reserve, until the Reserve reaches 20% of the share capital.

As indicated in note 25, as a result of the program to buy own shares of December 31, 2024, the Company has 6,680,546 own shares in its portfolio. The cost of acquiring these amounted to 15,505,688 thousand pesos. In accordance with the provisions of Title IV, Chapter III, article 3, paragraph 11, item c of the Rules of the C.N.V. (N.T. 2013 and mod.) As long as these shares are held in the portfolio, there is a restriction on the distribution of unallocated earnings and free reserves for the amount of this cost.

12.	STOCK OPTIONS PLAN

On May 7, 2025, the Board of Directors of the Company approved a Stock Purchase Option Plan for certain employees and key officers of the Company and its subsidiaries, pursuant to the powers delegated by the Ordinary and Extraordinary General Shareholders' Meeting held on April 19, 2024. The objective of the Plan is to align the performance of key officers with the Company's strategic objectives, strengthen talent retention, and incentivize the creation of long-term, sustainable value for shareholders.

The aforementioned plan includes the following benefits paid to certain executives and employees, which are considered stock-based compensation:

a. Stock Option

A stock option grants the holder the right to purchase a certain number of shares at a predetermined price during a specified period. Under the Stock Option Plan, the Group may issue stock options for up to 17,707,000 Class B shares. As of December 31, 2025, the Issuer had granted options for 13,132,218 Class B shares at the exercise price and according to the vesting schedule specified in each grant agreement to certain key employees and directors of the Bank and other subsidiaries. As of December 31, 2025, 4,574,782 shares were available for future issuance under the Stock Option Plan.

Once granted, stock options may be exercised for up to 7 or 8 years, as applicable, from the date they are granted.

The following table shows the number of call options granted, cancelled, and the weighted average exercise price:

	12/31/2025
	Number of purchase options	Weighted average fair value per share
At the beginning of the year	-	-
Awarded during the year	13,132,218	1.249
At the end of the year	13,132,218	1.249

The Group determines the value of the options to be granted using the Black & Sholes Model. The remaining life of the stock options is based on historical data and current expectations and is not necessarily indicative of the exercise patterns that may occur. The expected volatility reflects the assumption that historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The weighted average fair value of the options granted during the year ended December 31, 2025, was 1,249.

In accordance with IFRS 2, stock purchase plans are classified as settled transactions on the grant date.

For the year ended December 31, 2025, the share-based payment expense recognized in the consolidated statement of profit or loss and other comprehensive income, related to the stock option plan, amounted to 4,848,469.

13.	ECONOMIC CONTEXT ON GROUP´S OPERATIONS

Grupo Supervielle operates in a complex economic environment, characterized by significant volatility in its main variables, both domestically and internationally.

During the first nine months of 2025, GDP registered a year-on-year increase of 5.2%, driven by strong private consumption (9.1%), investment (23.6%), exports (6.8%), and, to a lesser extent, public consumption (0.4%). Imports, meanwhile, rose

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

by 33.6%, reflecting the gradual reopening of trade and increased demand for inputs and capital goods. After closing 2024 with year-on-year inflation of 117.7%, the year-on-year price variation for 2025 was 31.5%, demonstrating an improvement in the nominal performance of the economy.

In April 2025, Argentina reached a new agreement with the IMF, which included an initial disbursement of US$12 billion. This milestone contributed to the easing of exchange regulations: restrictions for individuals were lifted, and access for corporations was expanded. Since April 14, a managed float exchange rate regime has been in effect for the peso against the US dollar. After an initial depreciation that placed the exchange rate in the middle of the band, the local currency showed a slight strengthening and, in general, remained trading at intermediate levels during the first months of the regime. This performance was supported by record sales from the agricultural export sector, driven by the temporary reduction in export duties in effect until the end of June.

In the second half of the year, and as is typical in election years, increased volatility was observed, mainly associated with the political process. The management of the Central Bank's interest-bearing financial liabilities, which had previously been transferred to the Treasury, particularly the unwinding of LEFI bonds on July 10, injected liquidity into the market and began to put pressure on the foreign exchange market. To contain this effect, the Treasury increased its absorption through debt issuance, but to do so it had to accept a sharp rise in interest rates, and the Central Bank increased reserve requirements for banks. Even so, due to the prevailing uncertainty and given the election results in the Province of Buenos Aires, portfolio dollarization intensified even further, pushing the exchange rate to trade near the upper limit of the band.

Given this situation, Argentina received explicit support from US authorities. In October, the US Treasury Department purchased pesos in the foreign exchange market. Simultaneously, the Central Bank of Argentina (BCRA) announced the signing of a currency stabilization agreement with the US Treasury for up to US$20 billion. This support helped moderate exchange rate volatility and sustain expectations of the continuation of the economic normalization process.

The legislative elections held toward the end of October resulted in a better-than-anticipated performance by the ruling party. This was interpreted by the market as an endorsement of the current policy agenda, and the initial reaction was positive: country risk fell significantly, and Argentine assets, both fixed income and equities, registered sustained gains, reflecting improved expectations.

In this context, country risk began to decline, closing 2025 below 600 basis points after reaching a peak of 1456 points in mid-September. The exchange rate stabilized and closed December at an average value of $1447.8.

At the end of 2025, the Central Bank of Argentina (BCRA) announced a change in its monetary and exchange rate policy, effective January 1, 2026. This new phase explicitly stated the objective of reserve accumulation, to the extent that the recovery in money demand allows. The new framework is based on two pillars. First, the upper and lower limits of the exchange rate band will be adjusted monthly according to the latest inflation data with a two-month lag: in January, the upper limit rose 2.5% in line with the November CPI, aligning the upper limit of the exchange rate band with the nominal growth of the economy. Second, the BCRA will implement a reserve purchase program conditioned by money demand and foreign exchange market liquidity, gradually increasing the creation of pesos at a pace that the economy can absorb without affecting inflation. As a consequence of this policy change, the BCRA purchased US$563 million in the first fifteen days of January.

Additionally, on January 7, 2026, the Central Bank of Argentina (BCRA) completed a US$3 billion repo transaction with six international banks (Bank of China, BBVA, Deutsche Bank, Santander, J.P. Morgan, and Goldman Sachs) to bolster reserves. Meanwhile, the Treasury paid its January 9th debt maturity of US$4.2 billion using its own dollars and purchasing the difference from the BCRA.

On the international stage, volatility has taken center stage at the beginning of 2026. Statements made by the President of the United States at the World Economic Forum in Davos have generated a degree of uncertainty globally. This context has contributed to a depreciation of the US dollar, while commodity prices have shown an upward trend, representing a favorable factor for commodity-exporting economies like Argentina. This combination of a weaker dollar and high commodity prices is expected to continue in the coming months, creating a favorable external environment for local economic development.

In accordance with the provisions of note 1.1, non-financial public sector instruments are not covered by the impairment provisions of IFRS 9 “Financial Instruments”.

The context of volatility and uncertainty resulting from the elections continues as of the date of issuance of these financial statements.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

The Group's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The Group's financial statements must be read considering these circumstances.

14.	SUBSEQUENT EVENTS

There are no events or transactions that occurred between the closing date of the financial year and the date of issue of the separate financial statements that could significantly affect the Group's financial position or results as of the closing date of the current financial year.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A – DETAILS OF PUBLIC AND PRIVATE SECURITIES

Items	HOLDING
	Book value 12/31/2025	Book value 12/31/2024
OTHER DEBT SECURITIES
From the country
Measured at fair value with changes in ORI
Public bonds
Bono Rep. Argentina Usd Step Up 2030 – AL30	11,958	-

Private securities
ON SPI ENERGY SA CL.1 US$ V.27/06/2026 - SPC10	360,100	1,073,831
ON PYME ALZ SEMILLAS 7 V29/09/25 - ASS7P	-	323,643

Measurement at amortized cost
Bono Tesoro Nac Aj Cer V30/06/25 $ Cero Cupón - TZX25	-	1,658,110
Bono del T. Nac. $ Ajust. Por Cer 4,25% Vto. 14/2/2025 - T2X5	-	254
Letra del Tesoro Nacional Cap En Pesos CON VTO 16/04/2025 - S16A5	-	273,875
Bono del Tesoro Nacional En Pesos Cero Cupón Aj Cer Vto 31/03/2027 – TZXM7	1,682,270	290,315
Letra del Tesoro Nacional Cap En Pesos Vto 15/8/2025 – S15G5	-	218,225
Bono del Tesoro Nacional En Pesos Cero Cupón Aj Cer Vto 30/10/2026 – TZXO6	431,863	155,174
Bono Del Tesoro Nacional En Pesos Cero Cupón Aj Cer Vto 30/05/2025 – TZXY5	-	1,285,827
Bono del Tesoro Nacional En Pesos Cero Cupón Aj Cer Vto 31/03/2026 – TZXM6	1,406,645	1,276,919
Bono del Tesoro Nacional Cap En Pesos Vto 13/02/2026 - T13F6	612,568	611,093
Letra del Tesoro Nacional tasa TAM Vto 30/4/2026 – M30A6	6,456,387	-
Letra del Tesoro Nacional en $ ajust. CER a desc. Vto 29/5/26 – X29Y6	4,819,086	-

Total other debt securities	15,780,877	7,167,266

Total	15,780,877	7,167,266

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Item	Gross carrying amount				Depreciation					Net carrying amount 12/31/2025	Valor residual al 12/31/2024
	At the beginning of the year	Increases	Disposals	At the end of the year	At the beginning of the year	Useful life	Disposals	Of the year	At the end of the year
Goodwill	27,265,168	-	-	27,265,168	(209,780)		-	-	(209,780)	27,055,388	27,055,388
Total	27,265,168	-	-	27,265,168	(209,780)		-	-	(209,780)	27,055,388	27,055,388

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Items	As of 12/31/2025	As of 12/31/2024
ASSETS
Cash and Due from Banks	183,987	345,074
Other Debs Securities	372,058	1,073,831
Other financial assets	3,571,209	-
Other non-financial assets	-	765,154
TOTAL ASSETS	4,127,254	2,184,059

LIABILITIES
Other non-financial liabilities	90,129	457,850
TOTAL LIABILITIES	90,129	457,850

NET POSITION	4,037,125	1,726,209

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: April 1, 2026	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer